Filed pursuant to Rule 424(b)3

Registration No. 333-115604

PROSPECTUS

$136,000,000

Grande Communications Holdings, Inc.

Offer To Exchange

14% Senior Secured Notes due 2011,

Which Have Been Registered Under the Securities Act,

For Any And All Outstanding

14% Senior Secured Notes due 2011

Interest Payable April 1 and October 1, Beginning on October 1, 2004

We are offering to exchange all of our unregistered outstanding 14% senior secured notes, which we refer to as the outstanding notes, for 14% senior secured notes registered under the Securities Act, which we refer to as the exchange notes. We refer to the outstanding notes and the exchange notes together as the notes. All of our existing and future domestic restricted subsidiaries other than certain immaterial subsidiaries are the guarantors of the notes on a senior secured basis. The terms of the exchange notes are substantially identical to the terms of the outstanding notes except that the exchange notes are registered under the Securities Act of 1933 and, therefore, are freely transferable.

Material Terms of the Exchange Offer

•    The exchange offer will expire at 5:00 p.m., New York City Time, on July 16, 2004, unless extended.

•    You may withdraw tenders of outstanding notes at any time before the expiration of the exchange offer.

•    We will not receive any proceeds from the exchange offer.

•      You may only tender the outstanding notes in denominations of $1,000 and multiples of $1,000.

•      The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

•      The exchange offer is subject to customary conditions.

•      If you fail to tender your outstanding notes, you will continue to hold unregistered securities and your ability to transfer them could be affected adversely.

Please see “ Risk Factors” beginning on page 14 for a discussion of factors that you should consider in connection with the exchange offer.

Each broker-dealer that receives exchange notes pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. If the broker-dealer acquired the outstanding notes as a result of market-making or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

We are not making this exchange offer in any state or jurisdiction where it is not permitted.

None of the U.S. Securities and Exchange Commission or any other federal or state agency has approved or disapproved of the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 14, 2004.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that is important to you. You should read this prospectus carefully, particularly the section entitled “Risk Factors” and the financial statements and the related notes to those statements, and the other documents to which this prospectus refers you, including the Letter of Transmittal. Unless otherwise indicated or the context otherwise requires, the terms “we,” “our,” “us” refer to Grande Communications Holdings, Inc. and its subsidiaries.

Our Business

Our primary business is to provide communities in Texas with a bundled package of cable television, telephone and broadband Internet services. We operate fully integrated advanced broadband networks in six markets that passed 280,959 out of approximately 1.4 million marketable homes and small businesses as of March 31, 2004. We have achieved over 39% customer penetration of the marketable homes and small businesses that we pass. We expect that with existing cash on hand and our anticipated cash flow from operations, we will be fully funded to build-out our networks to pass all 1.4 million marketable homes and small businesses over the next several years.

We believe our ability to offer bundled services to our customers over our own advanced networks provides us with a number of operational and capital efficiency advantages over our competitors. Our strategy, which is described below, has allowed us to rapidly grow each of our markets. We believe that if we continue to realize customer penetration rates and average monthly revenue trends similar to those we had at March 31, 2004, we would have sufficient cash flow (excluding reinvestment to fund additional growth) to meet all of our debt service obligations on the notes, including all payments of interest and principal when due, when we have built our networks to pass approximately one-third of the marketable homes in our markets.

Grande Competitive Advantages

We believe we have been able to rapidly and cost effectively achieve our customer penetration levels because of the following competitive advantages:

•	Flexible product offerings, attractively bundled and priced. We are able to deliver a wide range of products that allow our customers to select the services that meet their specific needs and preferences; from bundled product offerings that include 4.0 Mbps Internet access, over 300 channels of cable television and local and long distance calling with custom features, to simple packages of basic cable television, local telephone and/or 384 Kbps Internet access. We also offer packages of multi-line calling plans and high-speed Internet offerings of up to 10 Mbps for commercial customers. We believe we can offer a competitively priced appropriate package for virtually any customer passed by our networks. Because of operating efficiencies that result from providing multiple services to one customer, we are able to provide our customers additional savings when they purchase products as part of a bundle of two or three services. We believe that we have been able to provide our customers with an attractively priced bundle while growing our average monthly revenue per customer to approximately $87 during the first quarter of 2004. We also believe that our ability to provide a single consolidated bill for multiple services is an attractive feature for our customers.

•

Strong local brand and customer service. We have chosen to serve customers in six attractive and growing markets in Texas: Austin/San Marcos, San Antonio, suburban northwest Dallas, Waco, Corpus Christi and Midland/Odessa. In each of these markets, we have established a strong local presence that we believe has positioned Grande as the home-town company, despite the fact that we are not the incumbent service provider in any of our markets. Our customer service and technical representatives, as well as our sales representatives, installation technicians and other employees who interact with our customers, know our markets and products, and are part of our customer-focused culture. We operate four call centers located in our markets allowing us to offer customer care 24 hours a day, seven days a week in an efficient, cost-effective manner. We believe our home-town brand, combined with local customer service and support, enables us to appeal to residential customers and small businesses in our markets as well as to local universities, utilities, hospitals and other institutions.

•	Competitively superior networks. We provide our services over our newly constructed, fully integrated, high-speed, high capacity networks, which bring fiber optic cable close to our potential customers, known as fiber to the curb. Our networks deploy fiber optic cable to nodes that serve from 24 to 500 customers, depending on network configuration. Our networks utilize an 860 Mhz signal, which is easily upgradeable to 1Ghz. By comparison, our cable television competitors use networks with a maximum of 750 Mhz signals, which are not designed to be as easily upgraded. Our networks are designed to have sufficient capacity to meet the growing demand for high-bandwidth cable television, telephone and Internet services while providing additional capacity to enable us to offer planned and future products. The architecture of our networks allows us to offer dedicated Internet products that we believe are superior to the shared bandwidth Internet products offered by our competitors. We already offer high definition television and digital video recording, and our networks are positioned to deliver on-demand cable television and Internet services, home security, interactive gaming and other demand-driven services, without requiring a significant additional capital investment.

The Grande Strategy

We seek to take advantage of our market position by pursuing the following operating strategy:

•	Pursue scalable growth. We have chosen to serve six Texas markets that we believe have significant growth potential. As of March 31, 2004, we passed 280,959 out of approximately 1.4 million marketable homes and small businesses in our existing markets. Since we have deployed or acquired substantial core infrastructure in each of our six markets, we will be able to increase the coverage of our existing networks by five times without the need to make the substantial capital expenditures required to enter a new market. In addition to capitalizing on our existing network investment, expanding our networks past additional homes in existing markets will enable us to take advantage of our local branding and marketing efforts and to minimize the loss of satisfied customers that move outside of our current network footprint.

•	Deploy capital in markets with demonstrated demand and operating metrics. We believe that each our existing markets has demonstrated strong consumer demand and favorable operating metrics. As of March 31, 2004, each of our markets had achieved at least 30% customer penetration. In addition, several of our community franchise agreements have required us to initiate our network deployment in areas with below average income demographics. As a result, we expect that as we continue to build out our networks into more of the higher income areas in these markets, our customer penetration rates and revenues per customer will continue to improve.

•

Leverage our infrastructure by serving enterprises and carriers. In addition to our primary business of offering bundled cable television, telephone and broadband Internet services to residential and small business customers, we also offer broadband transport services and network services to medium and large enterprises and communications carriers. These services are primarily provided using our existing infrastructure and personnel with minimal incremental operating costs and capital requirements. Historically, these services represented a majority of our revenues as a result of our acquisition in July

2000 of the assets of Thrifty Call, a communications service provider, which served as the platform for our provision of residential telephone and broadband Internet services. Since completing that acquisition, we have focused on the deployment and operation of our residential operations. However, we have continued to generate meaningful cash flows from the legacy telephone and data transport services, and we will continue to pursue incremental revenue opportunities from these and other network services. We expect that our broadband transport and network services, together, will represent approximately one-third of our revenues in 2004 and that most of our growth opportunities will come from our cable television, telephone and broadband Internet services.

History of Grande

Grande was founded in October 1999 by our chief executive officer, William Morrow, with the objective of providing a bundled package of cable television, telephone and broadband Internet services to residential and small business customers in Texas, and in February 2000 we raised $232 million in initial equity capital. As a result of subsequent equity investments and mergers, we now have $508 million of total invested equity capital and a base of over 20 institutional private equity investors. We have incurred net losses for the past three years and expect to continue to incur net losses for the next several years.

In July 2000, we acquired the assets of Thrifty Call, a communications service provider, which served as the platform for our provision of residential telephone and broadband Internet services, and has generated a significant but declining portion of our revenues through an agreement with MCI. The agreement with MCI, under which we provided various carrier services, was terminated in the fourth quarter of 2003 as part of MCI’s bankruptcy proceedings. We expect that our recent acquisition of Advantex, discussed below, will offset a significant portion of the revenues lost from the termination of this agreement.

In early 2001, we began delivering bundled cable television, telephone and broadband Internet services to residential customers in San Antonio and Austin/San Marcos. In June 2002, we acquired ClearSource, which provided bundled services similar to ours to residential and small business customers over a broadband network in the Waco, Corpus Christi and Midland/Odessa markets. Our CEO, William Morrow, was one of the founders of ClearSource, and at the time of the acquisition we shared most of the same major investors with ClearSource, and a number of ClearSource’s directors were members of our board of directors. At the time of the acquisition, ClearSource was the largest customer of our local telephone services. In October 2003, we acquired Advantex, which provided broadband residential and commercial services primarily in suburban northwest Dallas and provided us with approximately 30,000 customers. In addition to these acquisitions, we have been able to acquire additional network assets at attractive prices that have reduced our expected cost of operations and avoided some of our planned capital expenditures. In particular, in March 2003, we acquired the long-haul network assets of C3 Communications, which provided us with 3,000 route miles of fiber optic cable in Texas, Oklahoma, Arkansas and Louisiana. These assets serve as a backbone connecting each of our markets except Midland/Odessa and, along with our metro area networks, constitute the core infrastructure for our provision of broadband transport and network services.

Risk Factors

Investing in the notes involves risks, including:

•	We expect to lose money during the next several years;

•	Changes in demand for our services could harm our business;

•	Competition from other cable television, telephone and broadband Internet service providers could have an adverse effect on our growth and revenues;

•	The amount of debt we have could harm our business; and

•	Due to events that are beyond our control, we may not be able to generate sufficient cash flow to make interest payments under the notes.

You should consider carefully the more detailed information about these and other risks set forth under the caption “ Risk Factors” beginning on page 14.

Recent Developments

On March 23, 2004, we raised net proceeds of $124.5 million in connection with the sale of 136,000 units each consisting of 14% senior secured notes due 2011 and a warrant to purchase 100.336 shares of our common stock. We sold the units in a private placement to Bear, Stearns & Co., Inc. and Deutsche Bank Securities Inc., which we refer to as the initial purchasers. We used a portion of the net proceeds from the offering to repay all amounts outstanding under our senior credit facility. The senior credit facility was terminated upon repayment and we are not able to borrow any further amounts thereunder.

Our executive offices are at 401 Carlson Circle, San Marcos, Texas, 78666, and our telephone number is (512) 878-4000. We maintain an Internet site on the World Wide Web at http://www.grandecom.com. Information on our website is not, and should not be deemed to be, part of this prospectus.

SUMMARY OF THE EXCHANGE OFFER

The Exchange Offer

We are offering to exchange $1,000 principal amount at maturity of our 14% Senior Secured Notes due 2011 which have been registered under the Securities Act of 1933, and which we refer to as the exchange notes, for each $1,000 principal amount at maturity of our outstanding unregistered 14% Senior Secured Notes due 2011, which were issued by us in a private placement on March 23, 2004, and which we refer to as the outstanding notes. We refer to the exchange notes and the outstanding notes together as the notes.

In order for your outstanding notes to be exchanged, you must properly tender them before the expiration of the exchange offer. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the exchange notes promptly after the exchange offer expires.

You may tender your outstanding notes for exchange in whole or in part in integral multiples of $1,000 principal amount.

Registration Rights Agreement

We sold the outstanding notes on March 23, 2004 to the initial purchasers. Simultaneously with that sale, we signed a registration rights agreement with the initial purchasers that requires us to conduct this exchange offer.

In addition, under certain circumstances, we have agreed to file a shelf registration statement with the SEC with respect to resales of the notes. If we fail to comply with certain of our obligations under the registration rights agreement, we will be required to pay additional interest to the affected holders of the notes. See “Description of Exchange Notes—Registration Rights; Liquidated Damages.”

Consequences of Failure to

Exchange Your Outstanding Notes

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold unless registered or exempt from registration under the Securities Act, or in a transaction not subject to the Securities Act and applicable state securities laws. We do not plan to register the outstanding notes under the Securities Act unless required to do so under the terms of the registration rights agreement.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on July 16, 2004 unless extended by us, in which case the expiration date will mean the latest date and time to which the exchange offer is extended See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions which we may waive in our sole discretion. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. See “The Exchange Offer—Conditions to the Exchange Offer.”

We reserve the right in our sole and absolute discretion, subject to applicable law, at any time and from time to time:

•	to delay the acceptance of the outstanding notes;

•	to terminate the exchange offer if specified conditions have not been satisfied;

•	to extend the expiration date of the exchange offer and retain all tendered outstanding notes, subject, however, to the right of tendering holders to withdraw their tender of outstanding notes; and

•	to waive any condition or otherwise amend the terms of the exchange offer in any respect.

See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Procedures	for Tendering
Outstanding Notes	If you wish to tender your outstanding notes for exchange, you must:

•	complete and sign the Letter of Transmittal according to the instructions contained in the Letter of Transmittal; and

•	forward the Letter of Transmittal by mail, facsimile transmission or hand delivery, together with any other required documents, to the exchange agent, either with the outstanding notes to be tendered or in compliance with the specified procedures for guaranteed delivery of such outstanding notes.

Some brokers, dealers, commercial banks, trust companies and other nominees also may effect tenders by book-entry transfer.

If you hold outstanding notes through The Depository Trust Company, or DTC, and wish to accept the exchange offer, you must do so through DTC’s Automated Tender Offer Program, or ATOP, pursuant to which you will agree to be bound by the Letter of Transmittal. See “The Exchange Offer—Procedures for Tendering Outstanding Notes.”

By executing or agreeing to be bound by the Letter of Transmittal, you will be making a number of important representations to us, as described under the “The Exchange Offer—Purpose and Effect of the Exchange Offer.”

Please do not send your Letter of Transmittal or certificates representing your outstanding notes to us. Those documents should be sent only to the exchange agent. Questions regarding how to tender your outstanding notes and requests for information should be directed to the exchange agent. See “The Exchange Offer—Exchange Agent.”

Special Procedures for Beneficial

Owners

If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact such person promptly if you wish to tender your outstanding notes. See “The Exchange Offer—Procedures for Tendering Outstanding Notes.”

Withdrawal Rights

You may withdraw the tender of your outstanding notes at any time before the expiration date. To do this, you should deliver a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described under the heading “The Exchange Offer—Withdrawal Rights.”

Resales of Exchange Notes

We believe that you will be able to offer for resale, resell or otherwise transfer exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not participating, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

•	you are not an “affiliate” within the meaning of Rule 405 of the Securities Act.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The staff of the SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not and will not assume or indemnify you against such liability.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes which were acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. A broker-dealer may use this prospectus for an offer to sell, resale or other transfer of exchange notes. See “Plan of Distribution.”

Exchange Agent

The exchange agent for the exchange offer is U.S. Bank National Association. The address and the telephone and facsimile numbers of the exchange agent are shown in “The Exchange Offer—Exchange Agent” section of this prospectus and in the Letter of Transmittal.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes offered hereby.

United	Stated Income Tax
Consequences

The exchange of outstanding notes for exchange notes by tendering holders will not be a taxable exchange for U.S. federal income tax purposes, and such holders will not recognize any taxable gain or loss or any interest income for U.S. federal income tax purposes as a result of the exchange. See “United States Federal Income Tax Consequences.”

See “The Exchange Offer” for more detailed information concerning the exchange offer.

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

The exchange offer relates to the exchange of up to $136,000,000 principal amount of exchange notes for up to an equal principal amount of outstanding notes. The form and terms of the exchange notes are substantially identical to the form and terms of the outstanding notes, except the exchange notes will be registered under the Securities Act and therefore are freely transferable. The exchange notes will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the outstanding notes which they replace. The outstanding notes and the exchange notes are governed by the same indenture.

Issuer	Grande Communications Holdings, Inc.

Securities Offered	$136,000,000 aggregate principal amount at maturity of 14% senior secured notes due 2011.

Maturity	April 1, 2011.

Interest Rate and Payment Dates

We will pay interest on the aggregate principal amount of the notes at maturity, at a rate equal to 14% per year. Interest on the notes will be payable semi-annually in cash in arrears on April 1 and October 1 of each year, commencing on October 1, 2004.

Original Issue Discount

The notes are considered to have been issued at a discount from their stated principal amount. As a result, such discount on the notes will be treated as original issue discount for United States federal income tax purposes. Original issue discount generally is required to be included in the gross income of a U.S. holder for United States federal income tax purposes in advance of the receipt of the cash payments to which such income is attributable. See “United States Federal Income Tax Consequences.”

Accreted Value

For purposes of accreted value, the entire purchase price of the units (consisting of the notes and the warrants) is deemed to have been allocated to the notes. Therefore, the accreted value of the notes will differ from the issue price and the adjusted issue price of the notes for original issue discount purposes.

Guarantees	The notes will be guaranteed on a senior secured basis by all of our existing and future domestic restricted subsidiaries, other than certain immaterial subsidiaries.

Ranking

The notes and the guarantees will be senior secured obligations and will rank pari passu with all of Grande’s and the guarantors’ senior unsubordinated indebtedness and will rank senior to all of Grande’s and the guarantors’ future subordinated indebtedness. The notes and the guarantees will be effectively senior to Grande’s and the guarantors’ existing and future senior unsecured indebtedness to the extent of the collateral securing the notes. As of March 31, 2004, Grande and the guarantors had an aggregate of $149.1 million of indebtedness outstanding, including the notes, all of which was secured (of which $13.1 million was secured by Excluded Collateral (as defined in “Description of Exchange Notes—Definitions”)). The indenture governing the notes will permit Grande and its restricted subsidiaries to incur additional indebtedness in the future.

Collateral	The notes and guarantees will be secured by a first priority lien on substantially all of the assets of Grande and the guarantors, including their respective property, plant and equipment.

Optional Redemption

Grande may, at its option, redeem some or all of the notes at any time on or after April 1, 2008, at the redemption prices set forth under “Description of Exchange Notes—Optional Redemption.” In addition, prior to April 1, 2007, Grande may, at its option, redeem a portion of the notes with the net proceeds of sales of its equity at the redemption price set forth under “Description of Exchange Notes—Optional Redemption” provided that, after the redemption, at least 65% of the initial aggregate principal amount of the notes issued remains outstanding.

Mandatory Repurchase Offer

If Grande or its restricted subsidiaries sell assets or experience specific kinds of changes in control, Grande may be required to offer to repurchase the notes at the prices set forth under “Description of Notes—Repurchase at the Option of Holders.”

Change of Control

If a change of control (as defined in “Description of Exchange Notes—Repurchase at the Option of Holders”) occurs, subject to certain conditions and restrictions, we will be required to offer to repurchase the notes, at your option, at 101% of their principal amount, plus accrued and unpaid interest. See “Description of the Exchange Notes—Repurchase at the Option of Holders.”

Covenants

Grande will issue the notes under an existing indenture among it, the guarantors and U.S. Bank National Association, which will initially act as trustee. The indenture will, among other things, restrict the ability of Grande and its restricted subsidiaries to:

•	incur additional indebtedness, issue disqualified capital stock and, in the case of its restricted subsidiaries, issue preferred stock;

•	create liens on their assets;

•	pay dividends on, redeem or repurchase Grande’s capital stock or make other restricted payments;

•	make investments;

•	enter into transactions with affiliates;

•	enter into sale and leaseback transactions;

•	sell or make dispositions of assets;

•	place restrictions on the ability of our subsidiaries to pay dividends or make other payments to Grande;

•	make capital expenditures in certain circumstances;

•	engage in certain business activities; and

•	merge or consolidate with other entities.

These covenants are subject to important exceptions and qualifications. For more details, see “Description of the Exchange Notes—Covenants.”

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the data set forth below in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus. The following tables show summary portions of our unaudited historical consolidated financial data as of and for the three months ended March 31, 2004 and 2003 and our audited historical consolidated financial data as of and for the years ended December 31, 2003, 2002 and 2001. We derived our summary consolidated financial data as of and for the years ended December 31, 2003, 2002 and 2001 from our audited consolidated financial statements, which have been audited and reported upon by Ernst & Young LLP, independent auditors. The summary consolidated financial data for the three months ended March 31, 2004 and 2003 have been derived from our unaudited consolidated financial statements, which, in the opinion of our management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of that date.

The information in this summary table is not necessarily indicative of the results that may be attained in future periods, in particular due to the recent changes in our business described elsewhere in this prospectus.

	For the Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
	(Dollars in thousands, except average monthly revenue)
Statement of operations data:
Operating revenues(1)	$96,135	$147,423	$181,515	$43,339	$41,687
Operating expenses:
Cost of revenues	51,788	79,447	81,900	20,500	16,430
Selling, general and administrative	45,407	63,652	82,050	18,711	22,631
Depreciation and amortization	23,789	33,257	51,990	12,096	12,715

Total operating expenses	120,984	176,356	215,940	51,307	51,776

Operating loss	(24,849)	(28,933)	(34,425)	(7,968)	(10,089)
Other income (expense):
Interest income	1,123	164	154	40	65
Interest expense(2)	(2,773)	—	(2,887)	(356)	(1,277)
Gain/(loss) on disposal of assets	—	—	(312)	(2)	16
Loss on extinguishment of debt	—	—	—	—	(2,145)

Total other income (expense)	(1,650)	164	(3,045)	(318)	(3,341)

Net loss	$(26,499)	$(28,769)	$(37,470)	$(8,286)	$(13,430)

Other financial data:
Ratio of earnings to fixed charges(3)	—	—	—	—	—
Pro forma ratio of earnings to fixed charges(3)	N/A	N/A	—	N/A	—
EBITDA/Adjusted EBITDA(4)	$(811)	$4,828	$17,637	$4,321	$2,839
Net cash provided by (used in) operating activities	(6,817)	(2,870)	18,923	(380)	(6,072)
Net cash used in investing activities	(96,197)	(40,613)	(78,453)	(18,682)	(11,260)
Net cash provided by financing activities	98,962	49,443	82,118	16,131	62,550
Cash and cash equivalents, end of period	13,697	19,658	42,246	16,727	87,464
Other operating data, end of period:
Marketable homes passed(5)	38,600	171,428	277,399	187,145	280,959
Customers	10,329	52,269	102,740	60,106	110,790
Customer penetration(6)	26.8%	30.5%	37.0%	32.1%	39.4%

	For the Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
	(Dollars in thousands, except average monthly revenue)
Average monthly revenue per customer in the last quarter of the period(7)	$69.77	$74.80	$84.60	$76.51	$87.14
Connections(8)
Cable television	6,775	42,230	71,855	46,216	75,255
Telephone	5,850	42,583	97,288	52,045	101,347
Broadband Internet	2,414	17,415	38,450	20,788	43,142

Total connections	15,039	102,228	207,593	119,049	219,744

	As of December 31, 2003	As of March 31, 2004
	(Dollars in thousands)
Selected balance sheet data:
Current assets	$65,038	$107,786
Property, plant and equipment, net	298,197	298,063
Total assets	516,691	564,595
Current liabilities	35,496	28,462
Long term debt, net of current portion	74,583	140,249
Stockholders’ equity	402,170	391,487

	For the Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(Dollars in thousands)
Reconciliation of EBITDA/Adjusted EBITDA:
Net loss as reported	$(26,499)	$(28,769)	$(37,470)	$(8,286)	$(13,430)
Add back non-EBITDA/Adjusted EBITDA items included in net loss:
Interest income	(1,123)	(164)	(154)	(40)	(65)
Interest expense	2,773	—	2,887	356	1,277
Taxes	249	504	384	195	197
Depreciation and amortization	23,789	33,257	51,990	12,096	12,715
Loss on extinguishment of debt	—	—	—	—	2,145

EBITDA/Adjusted EBITDA	$(811)	4,828	$17,637	$4,321	$2,839

(1)	Operating revenues for our cable television, telephone and broadband Internet service were approximately $1.7 million, $27.3 million and $66.7 million for the years ended December 31, 2001, 2002 and 2003, respectively. Operating revenues for our cable television, telephone and broadband Internet service were approximately $12.7 million and $27.6 million for the three months ended March 31, 2003 and 2004, respectively. Our service agreement with MCI provided approximately $66.7 million, $73.3 million and $65.0 million of our operating revenues for the years ended December 31, 2001, 2002 and 2003, respectively. The agreement with MCI, under which we provided various carrier related services, was terminated in the fourth quarter of 2003 as part of MCI’s bankruptcy proceedings. We expect that our acquisition of Advantex in late October 2003 will offset a significant portion of the revenues lost from the termination of this agreement. We include the operating results of each of our acquisitions in our financial statements beginning on the date of consummation of the acquisition. Revenues from Advantex for November and December of 2003 totaled $6.1 million and for the three months ended March 31, 2004 totaled $8.9 million.

(2)	Interest expense in 2003, on a proforma basis assuming the sale of the outstanding notes as if the transaction had occurred January 1, 2003, would have been $15.4 million, net of $3.6 million of capitalized interest.
(3)	Earnings consist of income from continuing operations plus capitalized interest and fixed charges. Fixed charges consist of interest expense, the amortization of debt issuance costs and debt discounts and the portion of rent expense under operating leases representing interest (estimated to be 1/3 of such expense). Earnings were insufficient to cover fixed charges for the years ended December 31, 2001, 2002 and 2003 by $24.8 million, $31.6 million and $36.6 million, respectively. Pro forma ratio of earnings to fixed charges was calculated based on the sale of the outstanding notes and the application of a portion of the net proceeds to repay debt outstanding under our then-existing senior credit facility. On a pro forma basis, our earnings would have been insufficient to cover our fixed charges for the year ended December 31, 2003 by $52.3 million and $10.6 million for the three months ended March 31, 2004.
(4)	Net income (loss) before interest income, interest expense, taxes, depreciation amortization is commonly referred to in our business as “EBITDA.” EBITDA is not a measure of financial performance under generally accepted accounting principles. We believe EBITDA is often a useful measure of a company’s operating performance and is a significant basis used by our management to measure the operating performance of our business. Because we have funded and completed the build-out of our networks by raising and expending large amounts of capital, our results of operations reflect significant charges for depreciation, amortization and interest expense. EBITDA, which excludes this information, provides helpful information about the operating performance of our business, apart from the expenses associated with our physical plant or capital structure. EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. In the first quarter of 2004, we wrote off debt issuance costs of approximately $2.1 million associated with the repayment of our senior credit facility following the completion of our senior notes offering. We believe this expense is analogous to amortization and interest expense, and therefore we believe it is more useful to show EBITDA net of this one-time amount because we believe it is a better measure of our operating performance and is more comparable to prior periods. However, because of the nature of the charge, we are referring to our EBITDA for the first quarter of 2004 net of the charge as “Adjusted EBITDA.”
(5)	Marketable homes passed are the number of residential and business units, such as single residence homes, apartments and condominium units, passed by our networks, other than those we believe are covered by exclusive arrangements with other providers of competing services.
(6)	We measure customer penetration as a percentage of the number of customers out of all marketable homes passed by our networks.
(7)	Average monthly revenue per customer is the average monthly revenue per residential and small business customer for cable television, telephone and broadband Internet services for the fourth quarter of the period presented.
(8)	Because we deliver multiple services to our customers, we report the total number of connections for cable television, telephone and broadband Internet service in addition to the total number of customers. We count each cable television, telephone or broadband Internet service purchase as a separate connection. For example, a single customer who purchases cable television, telephone and broadband Internet services would count as three connections. We do not record the purchase of long distance telephone service by a local telephone customer or the purchase of digital cable services by an analog cable customer as additional connections. However, we do record each purchase of an additional telephone line by a local telephone customer as an additional connection. A more detailed discussion is contained below under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Marketable Homes Passed, Penetration, Customers, Connections and Market Level Cash Flow.”

RISK FACTORS

You should consider carefully the following risk factors, as well as all other information contained in this prospectus, before tendering your outstanding notes for exchange notes in this exchange offer.

RISKS RELATING TO OUR BUSINESS

We expect to lose money during the next several years.

We expect to incur net losses during the next several years as we continue to build our networks. Our ability to generate profits and maintain positive cash flow will depend in large part on our ability to obtain enough subscribers for our services to offset the costs of constructing and operating our networks. We cannot predict when we will achieve positive net income and cannot assure you that we will be able to do so at all.

Changes in demand for our services could harm our business.

We could be affected by changes in demand for the services we provide in our markets. Our plan to provide bundled broadband communications services is fairly new and relatively untested in our existing and anticipated markets. Our plan could be unsuccessful due to:

•	competition, including from new technologies such as voice over Internet protocol, or VoIP, service;

•	pricing;

•	regulatory uncertainties;

•	downturns in economic conditions in our markets;

•	operating and technical difficulties; or

•	unsuccessful sales and marketing.

Any downturn in demand for our services will harm our business and our prospects for growth and profitability.

Competition from other cable television, telephone and broadband Internet service providers could have an adverse effect on our growth and revenues.

We are not the first provider of any of our three principal services in any of our markets. We compete with numerous other companies that have long-standing customer relationships with the residents in these markets, and we often have to convince people to switch from other companies to Grande. Some of our competitors have significant competitive advantages over us, including greater experience, resources, marketing capabilities and name recognition.

Our primary competitors include:

•	for cable television services, TimeWarner, CableOne, Cox Communications, Comcast, Charter Communications, DirecTV and EchoStar Communications (DISH Network);

•	for broadband Internet services, SBC Communications, TimeWarner, Verizon, CableOne, Cox Communications, Comcast, Charter Communications, CenturyTel, Direct-PC, Earthlink and STIC.NET;

•	for local telephone services, SBC Communications, Verizon, CenturyTel, AT&T, MCI and Birch Telephone; and

•	for long distance telephone services, AT&T, MCI, Sprint and SBC Communications.

As the incumbent local telephone company, and a major provider of long distance telephone services, SBC Communications is a particularly strong competitor in telephone services. With respect to cable television services, TimeWarner is the incumbent provider in the majority of our markets. Several of these competitors offer more than one service, such as telephone companies and cable providers offering broadband Internet services. A few have begun to offer all three services, in particular, TimeWarner, and other cable operators have stated plans to expand their Internet offerings to include telephone services through VoIP service. We also compete with wireless telephone carriers for both local and long distance services. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry, such as the recently announced venture between SBC Communications and EchoStar Communications (DISH Network), may create significant new competitors for us. We expect these business combinations and the level of competition to continue to increase in the future. If we fail to compete successfully in our markets and grow our customer base, our business and financial condition will be harmed.

The outcome of ongoing investigations of MCI in which we are involved could have a material adverse impact on our business and financial condition.

Both the Federal Communications Commission, or the FCC, and the Department of Justice are conducting investigations understood to involve billing practices by MCI and related issues involving companies that terminated or otherwise may have handled traffic on behalf of MCI, including those companies participating in MCI’s Least Cost Routing Program. We believe we were a substantial participant in the Least Cost Routing Program. The Department of Justice has convened a grand jury in the Southern District of New York as part of its investigation. The grand jury has issued document subpoenas to a number of companies in the telecommunications industry, including us. We are cooperating with the Department of Justice and have produced and are continuing to produce responsive documents. The FCC has issued a letter of inquiry to us and other companies seeking documents and requesting information relating to the above described billing practices and the compliance by such companies, including us, with applicable law and regulations. We have responded to the letter of inquiry and are continuing to produce additional documentation and to supplement our answers to certain questions. The FCC may issue additional letters of inquiry in the future, to which we would intend to respond in the same manner. We cannot predict the outcome of these investigations or their duration. If these investigations result in current or prior billing practices being identified as violative of applicable laws or regulations, result in penalties being imposed upon us, result in further proceedings against specific companies, including us, result in changes in the law or regulations that would have an industry-wide effect, or lead to litigation among parties involved in terminating or otherwise routing traffic, the impact could have a material adverse effect on our business and financial condition.

Restrictive covenants under our indebtedness may limit our ability to grow and operate our business.

The indenture governing the notes will contain, among other things, covenants imposing significant financial and operating restrictions on our business. These restrictions may affect our ability to manage and operate our business, may limit our ability to take advantage of potential business opportunities as they arise and may adversely affect the conduct or management of our current business. These restrictions will limit our ability to, among other things:

•	incur additional indebtedness, issue disqualified capital stock and, in the case of our restricted subsidiaries, issue preferred stock;

•	create liens on our assets;

•	pay dividends on, redeem or repurchase our capital stock or make other restricted payments;

•	make investments;

•	enter into transactions with affiliates;

•	enter into sale and leaseback transactions;

•	sell or make dispositions of assets;

•	place restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

•	engage in certain business activities; and

•	merge or consolidate with other entities.

These limitations may affect our ability to finance our future operations or to engage in other business activities that may be in our best interest. Also, since we are a holding company with no assets other than our ownership of our subsidiaries, we will be dependent on the receipt of funds from our subsidiaries to pay the interest and principal on the notes, and these limitations could adversely affect our ability to make such payment on the notes.

The amount of debt we have could harm our business.

As of March 31, 2004, we had approximately $149.1 million of indebtedness outstanding, including the notes, all of which was secured (of which $13.1 million was secured by Excluded Collateral (as defined in “Description of Notes—Definitions”)). In addition, the indenture governing the notes will allow us to incur additional indebtedness under certain circumstances. Our significant indebtedness could adversely affect our business in a number of ways, including the risks that:

•	we will use a substantial portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for acquisitions, working capital, capital expenditures and other general corporate purposes;

•	our degree of leverage limits our ability to withstand competitive pressure and reduces our flexibility in responding to changes in business and economic conditions; and

•	our degree of leverage may hinder our ability to adjust rapidly to changing market conditions and could make us more vulnerable to downturns in the economy or in our industry.

If we cannot generate sufficient cash flow from operations to meet our obligations, we may be forced to reduce or delay capital expenditures, sell assets, restructure or refinance our debt, or seek additional equity capital. We cannot assure you that these remedies would be available or satisfactory. Our cash flow from operations will be affected by prevailing economic conditions and financial, business and other factors which may be beyond our control.

We are required to purchase a significant amount of equipment from one of our suppliers, which could adversely affect our financial condition.

We are required to purchase a minimum of $40.4 million of equipment from one of our suppliers between January 2004 and December 2008. We entered into this agreement based upon estimates of equipment we expect to need over this five-year period. If we do not actually need the estimated amount and type of equipment, our financial condition could be adversely affected because we would be obligated to spend money on equipment we do not need, rather than applying it to help grow and develop our business.

Failure to maintain existing and obtain new favorable cable television franchises could adversely affect our ability to grow our business.

We provide cable television service over our networks generally pursuant to cable franchises, permits or licenses typically granted by a municipality or other state or local government controlling the public rights-of-way. Our ability to grow our business depends on the terms of these cable franchises, including payment obligations and construction requirements. Many cable franchises include specific build-out requirements for the related city or town; if we do not meet these build-out requirements, we may have to seek an extension for the build-out and/or pay additional fees to the franchise authority. Local franchise authorities also can seek to impose regulatory constraints on us and our competitors by local ordinance or as part of a grant or renewal of a franchise.

Further, they may seek to impose additional fees or customer service or other requirements, which would increase our expenses in operating our business. We cannot predict whether local franchise authorities will seek to impose additional obligations or constraints on us or be amenable to changes we may wish to make in the franchise terms to accommodate changes in our build-out requirements plans.

Cable franchises often are terminable if the franchisee fails to comply with material terms of the franchise order or the local franchise authority’s regulations. Further, cable franchises generally are for a fixed period of years and must be renewed periodically. Local franchising authorities may resist granting a renewal if they consider either our prospective operating proposal or our past performance to be inadequate. If one of our cable franchises is not renewed or is terminated, our business will be harmed.

Under federal law, our cable franchises are non-exclusive. Our market areas are currently served by at least one incumbent provider. The local franchising authorities can grant cable franchises to competitors who may build networks in our market areas. In addition, under federal law, municipal entities can operate cable television systems without franchises. New competitors in our existing markets or changes to franchise terms could adversely affect our business and financial condition.

Failure to maintain favorable interconnection arrangements could adversely impact our telephone service.

Like most telephone providers, even though we operate our own networks, we rely on other companies to connect our customers with users of telephone service who are not our customers. The interconnection agreements we have with other providers will expire in the near future, and we cannot predict whether replacement agreements will be favorable to us. We access Verizon’s and BellSouth’s telephone networks under interconnection agreements that expire in June 2004 and June 2006, respectively. We access SBC Communications’ telephone network under an interconnection agreement that expires when SBC Communications’ successor interconnection agreement is completed and becomes effective. We access Valor Telecommunications’ telephone network under an interconnection agreement that is in effect on a month-to-month basis. The SBC Communications interconnection agreement is the subject of an arbitration proceeding before Texas regulatory authorities involving most telephone providers in Texas. If one or more of these interconnection agreements cannot be not renewed on favorable terms, there would be an adverse impact on our business unless we can obtain a more favorable interconnection agreement with another company that reaches the relevant users. It is difficult to negotiate favorable agreements, even though the law requires telephone network owners to negotiate interconnection agreements, because the other parties to these agreements are our competitors.

It is generally expected that the law requiring incumbent telephone carriers to negotiate interconnection agreements, the Telecommunications Act of 1996, will continue to undergo changes over the next several years. In particular, provisions of the law relating to access to unbundled network elements, including access to the unbundled network element platform or UNE-P, are changing, or may change in the future. Although our present use of UNE-P is quite limited, any one or more of these changes could adversely affect our ability to obtain favorable interconnection agreements, including both with respect to access and cost. We expect a number of the proposed changes to be developed further by, and contested before, the FCC, state public service commissions and courts, and we cannot predict the outcome of these changes or the extent to which they may affect our costs or the terms or conditions of our interconnection services. These changes likely will not have the same effects on our competitors who own and operate larger networks than we do, and therefore our ability to compete successfully will be affected as well.

The costs associated with the provision of our services may increase and we may not be able to pass any cost increases on to our customers.

In recent years, the cable industry has experienced increases in the cost of programming, which is one of the most significant costs of operating a cable system, and we expect these increases to continue. Because we have a relatively small base of subscribers, we cannot obtain programming costs comparable to those of the larger cable providers with which we compete despite using the services of a national cooperative that seeks to obtain better pricing on behalf of smaller cable providers nationwide. We may also see increases over time in other costs, such as the fees we pay utility companies for space on their utility poles. If we are unable to pass any programming or other cost increases on to our customers, our results of operations could be adversely affected.

Future technologies may hurt our business or increase our cost of operations.

The development of future technologies may result in new competition in one or more of the services we offer. Other developments may give our competitors a cost advantage or other features we cannot readily match, or require us to make expensive and time-consuming upgrades to our networks to remain competitive. In addition, we may select one technology or one technology provider over another, while our competitors may select different technologies or providers. If we do not choose the technology that turns out to be the most efficient, economic or appealing to customers, our business could be adversely affected.

If we are not able to manage our growth, our business will be harmed.

Our ability to grow will depend, in part, upon our ability to:

•	successfully implement our strategy for offering bundled broadband services;

•	construct facilities;

•	market our services;

•	obtain and maintain on favorable terms any required government authorizations and interconnection agreements;

•	secure any needed financing; and

•	hire and retain qualified personnel.

In addition, as we increase our service offerings and expand within our targeted markets, we will have additional demands on our customer support, sales and marketing, administrative resources and network infrastructure. If we cannot effectively manage our growth, our business and results of operations will be harmed.

Our business could be hurt by natural disasters.

Our success depends on the efficient and uninterrupted operation of our communications services. Our networks are attached to poles and other structures in our service areas. A tornado, hurricane, flood or other natural catastrophe in one of these areas could damage our networks, interrupt our service and harm our business in the affected area.

We could be hurt by future regulation of our industry.

Legislation and implementing regulations in the telecommunications and cable areas continue to be quite complex, and regulation of Internet services may increase. Future actions by the United States Congress, the FCC, the Federal Trade Commission, state legislatures, state utility commissions, local municipalities and other regulators may adversely impact our business.

Difficulties in integrating businesses we have recently acquired or may acquire in the future may demand time and attention from our senior management.

Integrating businesses we have recently acquired or may acquire in the future, and in particular integrating the billing system of our most recent acquisition, may involve unanticipated delays, costs and/or other operational and financial problems. Successful integration depends on a number of factors, including our ability to transition acquired businesses to our operational and billing systems and technical specifications. In integrating acquired businesses, we may not achieve expected economies of scale or profitability or realize sufficient revenues to justify our investment. If we encounter unexpected problems at one of the acquired businesses as we try to integrate it into our business, our senior management may be required to expend time and attention to address the problems, which would divert their time and attention from other aspects of our business.

We may require additional funding to cover unforeseen costs, which funding may not be available.

When we expand our networks within our existing markets, introduce new products or services or enter new markets, we project the capital expenditures that will be required based in part on the amount of time necessary to complete the construction of the networks or the introduction of the services and the difficulty of such projects. Although we believe we can complete the build-out of our existing markets without raising additional capital, we may need more money to cover unforeseen costs associated with delays or unforeseen difficulties in connection with the build-out or maintenance of our networks or for other unanticipated reasons. Such financing, if necessary, may not be available on favorable terms or at all. If we cannot obtain additional funds when needed or if cash flow from operations is less than expected, our business and financial condition may be adversely affected.

Expanding into additional markets, either through internal growth or acquisitions, will require additional funding and numerous approvals.

Although currently we do not intend to enter any new markets, we may expand into other attractive markets if the right opportunities arise. However, expansion into additional markets will require significant additional capital, as well as numerous authorizations and approvals such as franchises, construction permits, pole attachment agreements, interconnection agreements and others. Expansion markets may not have the same economics or operating metrics as we have experienced in our existing markets, and may involve more difficult competitive situations or other hurdles.

We could be damaged by the loss of our key personnel.

Our business is currently managed by a small number of key management and operating personnel. While we have an employment agreement with William Morrow, our Chief Executive Officer, we do not have any employment agreements with any other employees. Further, we do not maintain “key man” insurance on any of our employees. If Mr. Morrow or many of the members of our management team were to leave the company, our business could suffer.

RISKS RELATING TO THE NOTES

Rights of holders of the notes in the collateral may be adversely affected by the failure to create or perfect security interests in certain collateral on a timely basis or at all, or by the failure of one or more of the subsidiary guarantors to guarantee the notes.

We have agreed to secure the notes and the guarantees by granting first priority liens on substantially all of our and the guarantors’ property, subject to certain exceptions, and to take other steps to assist in perfecting the security interests granted in the collateral. Certain property will be excluded from the collateral secured for the benefit of the noteholders. See the definition of “Collateral” and “Excluded Collateral” under “Description of the Exchange Notes—Definitions.”

Not all of the security interests in the collateral attached on the issue date of the outstanding notes. If we, or any guarantor, were to become subject to a bankruptcy proceeding, any liens recorded or perfected after the issue date would face a greater risk of being invalidated than if they had been recorded or perfected on the issue date. Liens recorded or perfected after the issue date, may be treated under bankruptcy law as if it were delivered to secure previously existing indebtedness. In bankruptcy proceedings commenced within 90 days of lien perfection, a lien given to secure previously existing debt is materially more likely to be avoided as a preference by the bankruptcy court than if delivered and promptly recorded on the issue date. Accordingly, if we or a guarantor were to file for bankruptcy protection after the issue date of the outstanding notes and the liens had been perfected less than 90 days before commencement of such bankruptcy proceeding, the liens securing the notes may be especially subject to challenge as a result of having been delivered after the issue date. To the extent that such challenge succeeded, you would lose the benefit of the security that the collateral was intended to provide.

Because the outstanding notes were issued with original issue discount, U.S. holders will be required to include such discount in gross income for U.S. federal income tax purposes before such amounts are received in cash.

The outstanding notes were issued at a discount from their stated principal amount. As a result, the discount on the notes is subject to the special tax rules applicable to original issue discount. Under these rules, the original issue discount generally must be included in the gross income of U.S. holders for United States federal income tax purposes in advance of the receipt of the cash payments on the notes to which such income is attributable. See “United States Federal Income Tax Consequences.”

Due to events that are beyond our control, we may not be able to generate sufficient cash flow to make interest payments under the notes.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. A significant reduction in operating cash flow would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on the notes or our other indebtedness, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing the notes or such other indebtedness, selling assets or raising equity. We cannot assure you that any of these alternatives could be accomplished on satisfactory terms or that they would yield sufficient funds to repay the notes and our other indebtedness.

If a change of control occurs, we may not have sufficient funds to repurchase your notes.

Upon specified change of control events, you may require us to repurchase all or a portion of your notes. However, if a change of control occurs, we may not be able to pay the price for all of the notes submitted for repurchase. Future credit agreements or other agreements relating to debt may contain provisions prohibiting us from purchasing any notes until we have repaid all of such debt. We may not be able to secure the consent of such future lenders to repurchase the notes or refinance the borrowings that prohibit us from repurchasing the notes. In addition, some important corporate events would not constitute a change of control under the indenture for the notes.

We depend upon dividends from our subsidiaries to meet our debt service obligations.

We are a holding company and conduct all of our operations through our subsidiaries. Our ability to meet our debt service obligations depends upon our receipt of dividends from our subsidiaries. Subject to the restrictions contained in the indenture governing the notes and our other outstanding debt, future borrowings by our subsidiaries could contain restrictions or prohibitions on the payment of dividends by our subsidiaries to us. See “Description of the Exchange Notes—Covenants.” In addition, under applicable law, our subsidiaries could be limited in the amounts that they are permitted to pay us as dividends on their capital stock.

Federal and state statutes may allow courts to void or subordinate guarantees.

The notes will be guaranteed by all of our existing subsidiaries and certain of our future subsidiaries. If a bankruptcy case or lawsuit is initiated with respect to a guarantor, the debt represented by the guarantee entered into by that guarantor may be reviewed under federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to certain obligations of a guarantor, if, among other things, such guarantor, at the time it entered into the guarantee, received less than fair consideration for entering into the guarantee and either it was insolvent or rendered insolvent by reason of entering into the guarantee, it was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital or it intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay such debts or contingent liabilities as they became due. If one or more of the guarantees is voided, holders of the notes would be solely creditors of ours and of the guarantors that have validly guaranteed the notes; if one or more guarantees is subordinated, the other creditors of such guarantor would be entitled to be paid in full before any payment could be made on the notes. We cannot assure you that after providing for all prior claims there would be sufficient assets remaining to satisfy the claims of the holders of these notes.

Bankruptcy laws may limit your ability to realize value from the collateral.

The right of the collateral agent to repossess and dispose of the collateral upon the occurrence of an event of default under the indenture governing the notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against us before the collateral agent repossessed and disposed of the collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, a secured creditor, such as the collateral agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the bankruptcy code permits the debtor to continue to retain and use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security if and at such times as the court in its discretion determines that the value of the secured creditor’s interest in the collateral is declining during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of its collateral if the value of the collateral exceeds the debt it secures.

In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict:

•	how long payments under the notes could be delayed following commencement of a bankruptcy case;

•	whether or when the collateral agent could repossess or dispose of the collateral;

•	the value of the collateral at the time of the bankruptcy petition; or

•	whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

In addition, the indenture requires that, in the event of a bankruptcy, the trustee and the collateral agent not object to a number of important matters following the filing of a bankruptcy petition. After such filing, the value of the collateral could materially deteriorate and you would be unable to raise an objection. The right of the holders of obligations secured by first priority liens on the collateral to foreclose upon and sell the collateral upon the occurrence of an event of default also would be subject to limitations under applicable bankruptcy laws if we or any of our subsidiaries become subject to a bankruptcy proceeding. Any disposition of the collateral during a bankruptcy case would also require permission from the bankruptcy court. Furthermore, in the event a bankruptcy court determines the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would hold secured claims to the extent of the value of the collateral to which the holders of the notes are entitled and unsecured claims with respect to such shortfall. The bankruptcy code only permits the payment and accrual of post-petition interest, costs and attorney’s fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of its collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the collateral.

There is no established trading market for the notes, which could make it more difficult for you to sell your notes and could affect adversely the price of your notes.

The notes constitute a new issue of securities for which no established trading market exists. If the notes are traded after their initial issuance, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be affected adversely by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in the telecommunications industry generally. As a result, you cannot be sure that an active trading market will develop for the notes.

The initial purchasers of the outstanding notes have informed us that they intend to make a market in the notes. However, the initial purchasers have no obligation to do so, and may discontinue any market-making activities at any time without notice. We will not list the notes on any securities exchange. We cannot assure you of the development of any market or of the liquidity of any market that may develop for the notes following the exchange offer.

Holders of outstanding notes who fail to tender may experience diminished liquidity after the exchange offer.

We have not registered and do not intend to register the outstanding notes under the Securities Act unless required to do so under the terms of the registration rights agreement. Outstanding notes that remain unexchanged after consummation of the exchange offer will therefore remain subject to transfer restrictions under applicable securities laws. Unexchanged outstanding notes will continue to bear a legend reflecting these restrictions on transfer. Furthermore, we have not conditioned the exchange offer on receipt of any minimum or maximum principal amount of outstanding notes. As outstanding notes are tendered and accepted in the exchange offer, the principal amount of remaining outstanding notes will decrease. This decrease will reduce the liquidity of the trading market for the outstanding notes. We cannot assure you of the liquidity, or even the continuation, of the trading market for the outstanding notes following the exchange offer.

The indenture permits us to form a holding company that would be permitted to take actions that may not be consistent with your best interests.

The indenture governing the notes permits us to form a separate holding company that would be the parent company of Grande and its subsidiaries. If such a holding company were formed, some of the restrictive covenants contained in the indenture would apply only to Grande and its subsidiaries and not to the holding company. As a result, the holding company could take actions, such as using cash for purposes unrelated to debt service, which may not be consistent with your best interests.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future events, including without limitation, information relating to business development activities, as well as capital spending, financing sources and the effects of regulation and increased competition. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements can sometimes be identified by our use of forward-looking words such as “may,” “will,” “anticipate,” “estimate,” “except,” or “intend” and other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. You should review carefully all of the information, in this prospectus, including the financial statements.

In addition to the risk factors described under the heading “Risk Factors,” the following important factors could affect future results, causing actual results to differ materially from those expressed in the forward-looking statements:

•	our dependence on existing management;

•	the local, regional, national or global economic climate;

•	an act of terrorism in the United States of America; and

•	changes in federal or state telecommunications laws or the administration of such laws.

These factors and the other risk factors discussed in this prospectus are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of the forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We cannot assure you that any projected results or events will be achieved. We do not have and do not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the sale of the outstanding notes, we entered into the registration rights agreement with the initial purchasers. Pursuant to the registration rights agreement, we agreed to file and to use our reasonable best efforts to cause to become effective with the SEC a registration statement with respect to the exchange of the outstanding notes for exchange notes with terms identical in all material respects to the terms of the outstanding notes. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. The exchange offer is being made to satisfy our contractual obligations under the registration rights agreement.

By tendering outstanding notes in exchange for exchange notes, each holder represents to us that:

(1) the holder of the outstanding notes is not an “affiliate,” as such term is defined under the Securities Act, of us, or if the holder is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act, if applicable (we may require a holder to deliver a legal opinion confirming it is not such an affiliate);

(2) the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

(3) the holder is not engaging in or intending to engage in a “distribution,” as such term is defined under the Securities Act, of such exchange notes;

(4) the holder has no arrangement or understanding with any person to participate in a distribution of such exchange notes;

(5) the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act and who receives exchange notes for its own account in exchange for outstanding notes pursuant to the exchange offer, by tendering outstanding notes and executing the Letter of Transmittal, represents and agrees that such outstanding notes were acquired by such broker-dealer for its own account as a result of market-making activities or other trading activities and it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes (provided that, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act);

(6) the holder acknowledges and agrees that any person who is participating in the exchange offer for the purpose of distributing the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the exchange notes or interests therein acquired by such person and cannot rely on the position of the staff of the SEC set forth in certain no-action letters;

(7) the holder understands that a secondary resale transaction described in the representation above and any resales of exchange notes or interests therein obtained by such holder in exchange for outstanding notes or interests therein originally acquired by such holder directly from us should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K or the SEC;

(8) the holder has full power and authority to tender, exchange, sell, assign and transfer the outstanding notes tendered hereby and that, when the same are accepted for exchange, we will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances; and

(9) the outstanding notes tendered hereby are not subject to any adverse claims or proxies.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance of the exchange notes would be in violation of the securities or blue sky laws of that jurisdiction.

Unless the context requires otherwise, the term “holder” with respect to the exchange offer means any person in whose name the outstanding notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any participant in DTC, whose name appears on a security position listing as a holder of outstanding notes (which, for purposes of the exchange offer, include beneficial interests in the outstanding notes held by direct or indirect participants in DTC and outstanding notes held in definitive form).

We may be required to file with the SEC a “shelf” registration statement for a continuous offer in connection with the outstanding notes. Pursuant to the registration rights agreement, we will be required to file a shelf registration statement if (1) we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy or (2) any holder of transfer restricted securities notifies us prior to the 20th business day following consummation of the exchange offer that (a) it is prohibited by law or SEC policy from participating in the exchange offer, (b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales or (c) it is a broker-dealer and owns outstanding notes acquired directly from us or any of our affiliates.

Terms of the Exchange Offer

We hereby offer, upon the terms and subject to the conditions shown in this prospectus and in the accompanying Letter of Transmittal, to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of outstanding notes properly tendered before the expiration date and not properly withdrawn according to the procedures described below. Holders may tender their outstanding notes in whole or in part in integral multiples of $1,000 principal amount.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that (1) the exchange notes have been registered under the Securities Act and therefore are not subject to the restrictions on transfer applicable to the outstanding notes and (2) holders of the exchange notes will not be entitled to some of the rights of holders of the outstanding notes under the registration rights agreement. The exchange notes evidence the same indebtedness as the outstanding notes (which they replace) and will be issued pursuant to, and entitled to the benefits of, the indenture.

The exchange offer is not conditioned on any minimum principal amount of outstanding notes being tendered for exchange. We reserve the right in our sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date in the exchange offer or, as shown under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $136.0 million principal amount at maturity of outstanding notes are outstanding.

Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Outstanding notes which are not tendered for, or are tendered but not accepted in connection with the exchange offer will remain outstanding. See “Risk Factors—Risks Related to the Exchange—Holders of outstanding notes who fail to tender may experience diminished liquidity after the exchange offer.”

If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of particular other events described herein or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof promptly after the expiration date.

Holders who tender outstanding notes in connection with the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the outstanding notes in connection with the exchange offer. We will pay all charges and expenses, other than specified applicable taxes. See “—Fees and Expenses”

GRANDE MAKES NO RECOMMENDATION TO THE HOLDERS OF THE OUTSTANDING NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITION AND REQUIREMENTS.

Expiration Date; Extensions; Amendments

The “expiration date” for the exchange offer is 5:00 p.m., New York City time, on July 16, 2004 unless the exchange offer is extended by us. If we extend the exchange offer, the “expiration date” will be the latest date and time to which the exchange offer is extended.

We expressly reserve the right in our sole and absolute discretion, subject to applicable law, at any time and from time to time,

(1) to delay the acceptance of the outstanding notes for exchange,

(2) to terminate the exchange offer (whether or not any outstanding notes have theretofore been accepted for exchange) if we determine, in our sole and absolute discretion, that any of the events or conditions referred to under “—Conditions to the Exchange Offer” has occurred or exists or has not been satisfied with respect to the exchange offer,

(3) to extend the expiration date of the exchange offer and retain all outstanding notes tendered pursuant to the exchange offer, subject, however, to the right of holders of outstanding notes to withdraw their tendered outstanding notes as described under “—Withdrawal Rights” and

(4) to waive any condition or otherwise amend the terms of the exchange offer in any respect. If the exchange offer is amended in a manner determined by us to constitute a material change, or if we waive a material condition of the exchange offer, we will promptly disclose such amendment or waiver by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

Any such delay in acceptance, termination, extension or amendment will be followed promptly by oral or written notice thereof to the exchange agent (any such oral notice to be confirmed promptly in writing) and by making a public announcement, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement, and subject to applicable laws, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

Acceptance for Exchange and Issuance of Exchange Notes

Upon the terms and subject to the conditions of the exchange offer, we will exchange, and will issue to the exchange agent, exchange notes for outstanding notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under “—Withdrawal Rights”) promptly after the expiration date.

In all cases, delivery of exchange notes in exchange for outstanding notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

(1) outstanding notes or a book-entry confirmation of a book-entry transfer of outstanding notes into the exchange agent’s account at DTC,

(2) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), or an electronic message agreeing to be bound by the Letter of Transmittal properly transmitted through DTC’s ATOP, for a book-entry transfer, with any required signature guarantees, and

(3) any other documents required by the Letter of Transmittal.

Accordingly, the delivery of exchange notes might not be made to all tendering holders at the same time, and will depend upon when outstanding notes, book-entry confirmations with respect to outstanding notes and other required documents are received by the exchange agent.

The term “book-entry confirmation” means a timely confirmation of a book-entry transfer of outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures.

Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and thereby exchanged, outstanding notes validly tendered and not withdrawn, if and when we give oral or written notice to the exchange agent (any such oral notice to be confirmed promptly in writing) of our acceptance of such outstanding notes for exchange pursuant to the exchange offer. Our acceptance for exchange of outstanding notes tendered pursuant to any of the procedures described below will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as agent for us for the purpose of receiving tenders of outstanding notes, Letters of Transmittal and related documents, and as agent for tendering holders for the purpose of receiving outstanding notes, Letters of Transmittal and related documents and transmitting exchange notes to holders who validly tendered outstanding notes. Such exchange will be made promptly after the expiration date of the exchange offer. If for any reason the acceptance for exchange or the exchange of any outstanding notes tendered pursuant to the exchange offer is delayed (whether before or after our acceptance for exchange of outstanding notes), or we extend the exchange offer or are unable to accept for exchange or exchange outstanding notes tendered pursuant to the exchange offer, then, without prejudice to our rights set forth herein, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered outstanding notes and such outstanding notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under “—Withdrawal Rights.”

Procedures for Tendering Outstanding Notes

Valid Tender

Except as set forth below, in order for outstanding notes to be validly tendered pursuant to the exchange offer, either (1)(a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), or an electronic message agreeing to be bound by the Letter of Transmittal properly transmitted through DTC’s ATOP for a book-entry transfer, with any required signature guarantees and any other required documents, must be received by the exchange agent at the address or the facsimile number set forth under “—Exchange Agent” prior to the expiration date and (b) tendered outstanding notes must be received by the exchange agent, or such outstanding notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the exchange agent, in each case prior to the expiration date, or (2) the guaranteed delivery procedures set forth below must be complied with.

If less than all of the outstanding notes are tendered, a tendering holder should fill in the amount of outstanding notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of outstanding notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing. Unless waived by us, evidence satisfactory to us of such person’s authority to so act also must be submitted.

Any beneficial owner of outstanding notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial holder wishes to participate in the exchange offer.

The method of delivery of outstanding notes, the Letter of Transmittal and all other required documents is at the option and sole risk of the tendering holder. Delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery and proper insurance should be obtained. No Letter of Transmittal or outstanding notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for them.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s book-entry transfer facility system should make a book-entry delivery of the outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfers. ATOP is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s system instead of sending a signed, hard-copy Letter of Transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the Letter of Transmittal.

DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

Signature Guarantees

Certificates for outstanding notes need not be endorsed and signature guarantees on a Letter of Transmittal or a notice of withdrawal, as the case may be, are unnecessary unless (a) a certificate for outstanding notes is registered in a name other than that of the person surrendering the certificate or (b) a registered holder completes the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” in the Letter of Transmittal. In the case of (a) or (b) above, such certificates for outstanding notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the Letter of Transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an “eligible guarantor institution,” including (as such terms are defined therein) (1) a bank, (2) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer, (3) a credit union, (4) a national securities exchange, registered securities association or clearing agency or (5) a savings association that is a participant in a Securities Transfer Association (each an “Eligible Institution”), unless surrendered on behalf of such Eligible Institution. See Instruction 2 to the Letter of Transmittal.

Guaranteed Delivery

If a holder desires to tender outstanding notes pursuant to the exchange offer and the certificates for such outstanding notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, such outstanding notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

(1) such tenders are made by or through an Eligible Institution;

(2) prior to the expiration date, the exchange agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the Letter of Transmittal, or an electronic message through ATOP with respect to guaranteed delivery for book-entry transfers, setting forth the name and address of the holder of outstanding notes and the amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery or transmission of such electronic message through ATOP for book-entry transfers, the certificates for all physically tendered outstanding notes, in proper form for transfer or a book-entry confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the exchange agent; and

(3) the certificates (or book-entry confirmation) representing all tendered outstanding notes, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees (or a facsimile thereof) or a properly transmitted electronic message through ATOP in the case of book-entry transfers, and any other documents required by the Letter of Transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery or transmission of such electronic message through ATOP with respect to guaranteed delivery for book-entry transfers.

Determination of Validity

All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered outstanding notes will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right, in our sole and absolute discretion, to reject any and all tenders we determine not to be in proper form or the acceptance for exchange of which may, in the view of our counsel, be unlawful. We also reserve the right, subject to applicable law, to waive any of the conditions of the exchange offer as set forth under “—Conditions to the Exchange Offer” or any defect or irregularity in any tender of outstanding notes of any particular holder whether or not similar defects or irregularities are waived in the case of other holders.

Our interpretation of the terms and conditions of the exchange offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of outstanding notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. None of us, the exchange agent or any other person shall be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Resales of Exchange Notes

Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us, including Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), we believe that holders of outstanding notes who exchange their outstanding notes for exchange notes may offer for resale, resell and otherwise transfer such exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act. This would not apply, however, to any holder that is a broker-dealer that acquired outstanding notes as a result of market-making activities or other trading activities or directly from us for resale under an available exemption under the Securities Act. Also, resale would only be permitted for exchange notes that are acquired in the ordinary course of a holder’s business, where such holder has no arrangement or understanding with any person to participate in the distribution of such exchange notes and such holder is not an “affiliate” of us. The staff of the SEC has not considered this exchange offer in the context of a no-action letter, and there can be no assurance that the staff of the SEC would make a similar determination with respect to this exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes under the exchange offer, where such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Withdrawal Rights

Except as otherwise provided herein, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on July 16, 2004, or such date and time to which the exchange offer is extended. In order for a withdrawal to be effective, such withdrawal must be in writing and timely received by the exchange agent at its address or the facsimile number set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must specify the name of the person who tendered the outstanding notes to be withdrawn, the principal amount of outstanding notes to be withdrawn, and (if certificates for such outstanding notes have been tendered) the name of the registered holder of the outstanding notes as set forth on the outstanding notes, if different from that of the person who tendered such outstanding notes. If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular certificates for the outstanding notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of outstanding notes tendered for the account of an Eligible Institution. If outstanding notes have been tendered pursuant to the procedures for book-entry transfer set forth in “—Procedures for Tendering Outstanding Notes,” the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of outstanding notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of outstanding notes may not be rescinded. Outstanding notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time prior to the expiration date of the exchange offer by following any of the procedures described above under “—Procedures for Tendering Outstanding Notes.”

All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. None of us, the exchange agent or any other person shall be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any outstanding notes which have been tendered but which are withdrawn will be returned to the holder promptly after withdrawal.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any outstanding notes for any exchange notes and we will not be required to issue exchange notes in exchange for any outstanding notes and, as described below, we may at any time and from time to time, terminate or amend the exchange offer, whether or not any outstanding notes have been accepted to exchange, or we may waive any conditions to or amend the exchange offer, if any of the following conditions have occurred or exists or have not been satisfied before the expiration date:

•	a change in the current interpretation by the staff of the SEC which permits resale of exchange notes as described under “—Resales of Exchange Notes;”

•	the institution or threat of an action or proceeding in any court or by or before any governmental agency or body with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	the adoption or enactment of any law, statute, rule or regulation which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	the issuance of a stop order by the SEC or any state securities authority suspending the effectiveness of the registration statement, or proceedings for that purpose;

•	failure to obtain any governmental approval which we consider necessary for the consummation of the exchange offer as contemplated hereby; and

•	any change or development involving a prospective change in our business or financial affairs which we believe might materially impair our ability to proceed with the exchange offer.

If we determine in our sole and absolute discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied at any time prior to the expiration date, we may, subject to applicable law, terminate the exchange offer (whether or not any outstanding notes have theretofore been accepted for exchange) or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes. In this case, we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

United States Federal Income Tax Consequences

The exchange of the outstanding notes for the exchange notes will not be a taxable exchange for United States federal income tax purposes, and holders of outstanding notes will not recognize any taxable gain or loss or any interest income as a result of such exchange.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent. Delivery of the Letters of Transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this prospectus or of the Letter of Transmittal should be directed to the exchange agent as follows:

By Overnight Courier, Registered or Certified Mail or by Hand Delivery:

U.S. Bank National Association

Corporate Trust Services

180 East Fifth Street

St. Paul, Minnesota 55101

Attention: Specialized Finance 4th Floor

Telephone: 800-934-6802

Facsimile: 651-244-1537

Fax cover sheets should provide a call back phone number and request a call back, upon receipt.

DELIVERY TO OTHER THAN THE ABOVE ADDRESS OR FACSIMILE NUMBER WILL NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

We will bear the expenses of soliciting tenders in the exchange offer. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by our officers, directors or employees.

We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. We also will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of outstanding notes, and in handling or tendering for their customers.

Holders who tender their outstanding notes for exchange notes will not be obligated to pay any transfer taxes in connection therewith, except that if exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer tax will be billed directly to such tendering holder.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive, in exchange, an equal number of outstanding notes in like principal amount. The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding notes, except as otherwise described in the section entitled “The Exchange Offer—Terms of the Exchange Offer.” The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled by us and cannot be reissued.

CAPITALIZATION

The following table sets forth Grande’s capitalization as of March 31, 2004.

March 31, 2004
(In thousands)
Cash and cash equivalents	$87,464

Long-term debt
Outstanding notes	127,610
Other (including current maturities)	13,075

Total long-term debt	140,685

Common and preferred stock, at par value	454
Additional paid-in capital	508,243
Treasury stock, at cost	(5)
Accumulated deficit	(117,205)

Total stockholders’ equity	391,487

Total capitalization	$532,172

SELECTED FINANCIAL AND OPERATING DATA

You should read the data set forth below in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus. The following tables show summary portions of our unaudited historical consolidated financial data as of and for the three months ended March 31, 2004 and 2003 and our audited historical consolidated financial data as of and for the years ended December 31, 2003, 2002 and 2001. We derived our summary consolidated financial data as of and for the years ended December 31, 2003, 2002 and 2001 from our audited consolidated financial statements, which have been audited and reported upon by Ernst & Young LLP, independent auditors. The summary consolidated financial data for the three months ended March 31, 2004 and 2003 have been derived form our unaudited consolidated financial statements, which, in the the opinion of our management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of the date.

The information in this table is not necessarily indicative of the results that may be attained in future periods, in particular due to the recent changes in our business described elsewhere in this prospectus.

	For the Period From Inception (November 17, 1999) through December 31, 2000	For the Year Ended December 31,			Three Months Ended March 31,
		2001	2002	2003	2003	2004
					(unaudited)
	(Dollars in thousands, except average monthly revenue)
Statement of operations data:
Operating revenues(1)	$38,180	$96,135	$147,423	$181,515	$43,339	$41,687
Operating expenses:
Cost of revenues	23,306	51,788	79,447	81,900	20,500	16,430
Selling, general and administrative	17,603	45,407	63,652	82,050	18,711	22,631
Depreciation and amortization	8,328	23,789	33,257	51,990	12,096	12,715

Total operating expenses	49,237	120,984	176,356	215,940	51,307	51,776

Operating loss	(11,057)	(24,849)	(28,933)	(34,425)	(7,968)	(10,089)
Other income (expense):
Interest income	1,736	1,123	164	154	40	65
Interest expense(2)	(1,767)	(2,773)	—	(2,887)	(356)	(1,277)
Gain/(loss) on disposal of assets	51	—	—	(312)	(2)	16
Loss on extinguishment of debt	—	—	—	—	—	(2,145)

Total other income (expense)	20	(1,650)	164	(3,045)	(318)	(3,341)

Net loss	$(11,037)	$(26,499)	$(28,769)	$(37,470)	$(8,286)	$(13,430)

Other financial data:
Ratio of earnings to fixed charges(3)	—	—	—	—	—	—
Pro forma ratio of earnings to fixed charges(3)	N/A	N/A	N/A	—	N/A	—
EBITDA/Adjusted EBITDA(4)	$(2,486)	$(811)	$4,828	$17,637	$4,321	$2,839
Net cash provided by (used in) operating activities	13,357	(6,817)	(2,870)	18,923	(380)	(6,072)
Net cash used in investing activities	(127,052)	(96,197)	(40,613)	(78,453)	(18,682)	(11,260)
Net cash provided by financing activities	131,444	98,962	49,443	82,118	16,131	62,550
Cash and cash equivalents, end of period	17,749	13,697	19,658	42,246	16,727	87,464
Other operating data, end of period:
Marketable homes passed(5)	—	38,600	171,428	277,399	187,145	280,959
Customers	—	10,329	52,269	102,740	60,106	110,790
Customer penetration(6)	—	26.8%	30.5%	37.0%	32.1%	39.4%
Average monthly revenue per customer in the last quarter of period(7)	—	$69.77	$74.80	$84.60	$76.51	$87.14
Connections(8)
Cable television	—	6,775	42,230	71,855	46,216	75,255
Telephone	—	5,850	42,583	97,288	52,045	101,347
Broadband Internet	—	2,414	17,415	38,450	20,788	43,142

Total connections	—	15,039	102,228	207,593	119,049	219,744

	As of December 31,				As of March 31,
	2000	2001	2002	2003	2004
	(Dollars in thousands)
Selected balance sheet data:
Current assets	$27,660	$28,686	$38,730	$65,037	107,786
Property, plant and equipment, net	100,860	175,663	277,126	298,197	298,063
Total assets	193,353	270,917	460,612	516,691	564,595
Current liabilities	41,118	30,564	27,240	35,496	28,462
Long term debt, net of current portion	25,160	—	34,258	74,583	140,249
Stockholders’ equity	127,075	240,353	395,565	402,170	391,487

	For the Period From Inception (November 17, 1999) through December 31, 2000	For the Year Ended December 31,			Three Months Ended March 31,
		2001	2002	2003	2003	2004
	(Dollars in thousands, except average monthly revenue)
Reconciliation of EBITDA/Adjusted EBITDA:
Net loss as reported	$(11,037)	$(26,499)	$(28,769)	$(37,470)	$(8,286)	$(13,430)
Add back non-EBITDA/Adjusted EBITDA items included in net loss
Interest income	(1,736)	(1,123)	(164)	(154)	(40)	(65)
Interest expense	1,767	2,773	—	2,887	356	1,277
Taxes	192	249	504	384	195	197
Depreciation & Amortization	8,328	23,789	33,257	51,990	12,096	12,715
Loss on extinguishment of debt	—	—	—	—	—	2,145

EBITDA/Adjusted EBITDA	(2,486)	(811)	4,828	17,637	$4,321	$2,839

(1)	We had no operating revenues for our cable television, telephone and broadband Internet services for the period from inception (November 17, 1999) through December 31, 2000. Operating revenues for our cable television, telephone and broadband Internet service were approximately $1.7 million, $27.3 million and $66.7 million for the years ended December 31, 2001, 2002 and 2003, respectively. Operating revenues for our cable television, telephone and broadband Internet service were approximately $12.7 million and $27.6 million for the three months ended March 31, 2003 and 2004, respectively. Our service agreement with MCI provided approximately $32.4 million, $66.7 million, $73.3 million and $65.0 million of our operating revenues for the period from inception through December 31, 2000, and for the years ended December 31, 2001, 2002 and 2003, respectively. The agreement with MCI, under which we provided various carrier related services, was terminated in the fourth quarter of 2003 as part of MCI’s bankruptcy proceedings. We expect that our acquisition of Advantex in late October 2003 will offset a significant portion of the revenues lost from the termination of this agreement. We include the operating results of each of our acquisitions in our financial statements beginning on the date of consummation of the acquisition. Revenues from Advantex for November and December of 2003 totaled $6.1 million and for the three months ended March 31, 2004 totaled $8.9 million.
(2)	Interest expense in 2003, on a pro forma basis assuming the sale of the outstanding notes as if the transaction had occurred January 1, 2003, would have been $15.4 million, net of $3.6 million of capitalized interest.
(3)	Earnings consist of income from continuing operations plus capitalized interest and fixed charges. Fixed charges consist of interest expense, the amortization of debt issuance costs and debt discounts and the portion of rent expense under operating leases representing interest (estimated to be 1/3 of such expense). Earnings were insufficient to cover fixed charges for the period from inception (November 17, 1999) through December 31, 2000 and for the years ended December 31, 2001, 2002 and 2003 by $11.1 million, $24.8 million, $31.6 million and $36.6 million, respectively. Pro forma ratio of earnings to fixed charges was calculated based on the sale of the outstanding notes and the application of a portion of the net proceeds to repay debt outstanding under our then-existing senior credit facility. On a pro forma basis, our earnings would have been insufficient to cover our fixed charges for the year ended December 31, 2003 by $52.3 million and $10.6 million for the three months ended March 31, 2004.
(4)

Net income (loss) before interest income, interest expense, taxes, depreciation amortization is commonly referred to in our business as “EBITDA.” EBITDA is not a measure of financial performance under generally accepted accounting principles. We believe EBITDA is often a useful measure of a company’s operating performance and is a significant basis used by our management to measure the operating performance of our business. Because we have funded and completed the build-out of our networks by raising and expending large amounts of capital, our results of operations reflect significant charges for depreciation, amortization and interest expense. EBITDA, which excludes this information, provides helpful information about the operating performance of our business, apart from the expenses associated with our physical plant or capital structure. EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. In the first quarter of 2004, we wrote off debt issuance costs of approximately $2.1 million associated with the repayment of our senior credit facility following the completion of our senior notes offering. We believe this expense is analogous to amortization and interest expense, and therefore we believe it is more useful to show EBITDA net of this one-time amount because we believe it is a better measure of our operating performance and is more comparable to prior periods. However, because of the nature of the charge, we are referring to our EBITDA for the first quarter of 2004 net of the charge as “Adjusted EBITDA.”

(5)	Marketable homes passed are the number of residential and business units, such as single residence homes, apartments and condominium units, passed by our networks, other than those we believe are covered by exclusive arrangements with other providers of competing services.
(6)	We measure customer penetration as a percentage of the number of customers out of all marketable homes passed by our networks.
(7)	Average monthly revenue per customer is the average monthly revenue per residential and small business customer for cable television, telephone and broadband Internet services for the fourth quarter of the period presented.
(8)	Because we deliver multiple services to our customers, we report the total number of connections for cable television, telephone and broadband Internet service in addition to the total number of customers. We count each cable television, telephone or broadband Internet service purchase as a separate connection. For example, a single customer who purchases cable television, telephone and broadband Internet services would count as three connections. We do not record the purchase of long distance telephone service by a local telephone customer or the purchase of digital cable services by an analog cable customer as additional connections. However, we do record each purchase of an additional telephone line by a local telephone customer as an additional connection. A more detailed discussion is contained below under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Marketable Homes Passed, Penetration, Customers, Connections and Market Level Cash Flow.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our consolidated financial condition and results of operations for the three months ended March 31, 2004 and for the years ended December 31, 2003, 2002 and 2001 and other factors that are expected to affect our prospective financial condition. The following discussion and analysis should be read together with our consolidated financial statements and related notes beginning on page F-1 of this prospectus.

Overview

We provide communities in Texas with a bundled package of cable television, telephone and broadband Internet services. We operate fully integrated advanced broadband networks in six markets that passed 280,959 out of approximately 1.4 million marketable homes and small businesses as of March 31, 2004. We have achieved over 35% customer penetration of the marketable homes and small businesses that our networks pass. We expect that with existing cash on hand and our anticipated cash flow from operations, we will be fully funded to build-out our networks to pass all 1.4 million marketable homes and small businesses over the next several years.

In July 2000, when our network construction was still in a very early stage, we acquired an established telephone and data network that served as the platform for our provision of residential services and that still provides network services revenues. This acquisition provided a significant portion of our revenues while we moved forward with the construction of our broadband networks, although revenues from the acquired assets and our other network services has declined as a percentage of total revenues in each year since that time. Since 2001, as our network construction proceeded and the number of bundled services customers has grown, we have derived an increasing percentage of our revenues from our retail cable television, telephone and broadband Internet services and we expect this trend to continue. We expect that our retail cable television, telephone and broadband Internet services will represent a majority of our total revenues in 2004.

Since inception, we have been funded primarily with private equity investments. Between February 2000 and October 2003, we completed a series of private placements of our preferred stock, raising aggregate gross proceeds of $338.2 million from the sale of our capital stock. The net proceeds from these private placements have been used to fund operations and our acquisitions, which are described below under the heading “Acquisitions.” As a result of equity investments and mergers, we now have $508 million of total invested equity capital and a base of over 20 institutional private equity investors. We have incurred net losses for the past three years and expect to continue to incur net losses for the next several years. However, we did achieve positive EBITDA in 2002 and 2003 and positive Adjusted EBITDA in the three months ended March 31, 2004. See “EBITDA/Adjusted EBITDA” below for a discussion of this non-GAAP measure of our operating performance as well as our use of Adjusted EBITDA in the first quarter of 2004.

Acquisitions

The following is a summary of the six acquisitions that we have completed since inception. Each of our acquisitions has been strategic in nature, either enhancing our capabilities, expanding our network coverage or reducing our anticipated future capital expenditures. We include the operating results of each of our acquisitions in our financial statements beginning on the date of consummation of the acquisition.

Thrifty Call

In July 2000, we acquired the assets of Thrifty Call, a communications service provider, for approximately $69.2 million in cash and $50.0 million in assumed liabilities. The acquisition provided us with an established telephone and data network that served as the platform for our provision of residential telephone and broadband Internet services. In addition, Thrifty Call was the primary provider of telephone services to ClearSource, which we subsequently acquired in June 2002, as discussed below.

US OnLine

Between December 2001 and October 2002, we completed a series of transactions in which we purchased certain assets from US OnLine consisting of certain right of entry agreements, property and equipment located in Texas for approximately $13.2 million in cash. These transactions provided us with an established customer base of approximately 15,000 connections and exclusive long-term service rights to multiple dwelling units, or MDUs, in Austin and San Antonio. US OnLine was a provider of bundled cable television, telephone and broadband Internet services.

ClearSource

In June 2002, we acquired ClearSource in a stock-for-stock transaction in which we issued to former ClearSource stockholders 114,698,442 shares of Series D preferred stock and 7,999,099 shares of Series E preferred stock valued at $1.30 per share and $2.50 per share, respectively. Our CEO, William Morrow, was one of the founders of ClearSource, and at the time of the acquisition we shared most of the same major investors with ClearSource and a number of ClearSource’s directors were members of our board of directors. ClearSource provided bundled services similar to ours to residential and small business customers over a broadband network in the Waco, Corpus Christi and Midland/Odessa markets and was the largest customer of our local telephone services. This acquisition provided us with approximately 51,000 connections.

TXU Communications

In March 2003, we acquired certain telecommunications equipment assets and customers of TXU Communications Ventures for approximately $1.0 million in cash and assumed leasehold obligations. In this transaction we acquired a DMS-500 switch in Round Rock, Texas, a small number of unbundled network element platform lines in Texas, MDU customers in Austin and customers in single dwelling units and MDUs in the Houston area. The acquisition provided us with growth capacity for telephone and Internet traffic in Austin/San Marcos.

C3 Communications

In March 2003, we acquired the long-haul network assets and customers of C3 Communications and certain of its affiliates for approximately $7.3 million in cash, which provided us with 3,000 route miles of fiber optic cable in Texas, Oklahoma, Arkansas and Louisiana. These assets serve as a backbone connecting each of our markets except Midland/Odessa and, along with our metro area networks, constitute the core infrastructure for our provision of broadband transport and network services.

Advantex Communications

In late October 2003, we acquired Advantex Communications for a purchase price (net of cash received) of $26.8 million in cash. Advantex provided bundled services similar to ours to residential and small business customers primarily in suburban northwest Dallas. This acquisition provided us with approximately 30,000 customers and approximately 400 route miles of fiber optic cable in northwest Dallas.

Marketable Homes Passed, Penetration, Customers, Connections and Market Level Cash Flow

We report marketable homes passed as the number of residential and business units, such as single residence homes, apartments and condominium units, passed by our networks other than those we believe are covered by exclusive arrangements with other providers of competing services. As of March 31, 2004, our networks passed 280,959 marketable homes and we had 110,790 residential and small business customers.

Because we deliver multiple services to our customers, we report our total number of connections for telephone, cable television and broadband Internet services in addition to our total number of customers. We count each telephone, cable television and broadband Internet service purchase as a separate connection. For example, a single customer who purchases cable television, telephone and broadband Internet service would count as three connections. We do not record the purchase of long distance telephone service by a local telephone customer or digital cable services by an analog cable customer as additional connections. However, we do record each purchase of an additional telephone line by a local telephone customer as an additional connection. As of March 31, 2003, we had 219,744 connections. We compute penetration of our markets both with respect to the number of customers and the number of connections as a percentage of marketable homes passed. Since each customer could receive one or more connections for each of our three principal services, the connections percentage may exceed 100%. As of March 31, 2004, our customer penetration was over 39%, and our penetration with respect to connections was over 78%.

Operating cash flow at the market level reflects revenue, cost of revenue and some expenses that we are able to specifically identify as directly related to the operation of that market. We follow the same approach in allocating cost of revenue at the market level as we do for cost of revenue allocation in general, as described below under the caption “—Costs and Expenses—Cost of Revenues.” In addition, we do not include centralized customer service expenses or corporate general and administrative expenses in determining market level operating cash flow. Because we provide services in all markets and to network service customers using a common network infrastructure, we do not track assets or liabilities at the market level. Our method of determining operating cash flow at the market level may not be comparable to approaches of other companies. Use of a different method of determining operating cash flow at the market level could change the operating cash flow at the market level, but not our overall operating cash flow. Based upon this method of allocating cost of revenue and excluding certain corporate expenses, we believe that each of our markets has achieved positive operating cash flow.

Operating Revenues

We derive our operating revenues primarily from monthly charges for the provision of cable television, telephone and broadband Internet services to residential and small business customers and provision of network services and broadband transport services to medium and large enterprises and communications carriers. These services are a single business provided over a unified network. However, since our different products and services generally involve different types of charges and in some cases different methods of recording revenues, we have presented some information on our revenues from each major product line.

Bundled services revenues—cable television, telephone and broadband Internet. We typically provide cable television, telephone and broadband Internet services on a bundled basis for fixed monthly fees billed in advance, with the amount of the monthly fee varying significantly depending upon the particular bundle of services provided. We also charge usage-based fees for additional services, such as pay-per-view movies that involve a charge for each viewing and long-distance services that involve charges by the number of minutes of use. We generally bill for these usage-based services monthly in arrears. Although we generate revenues from one-time charges for the installation of premises equipment, we do not typically sell equipment to the residential end-user. Most of our bundled offerings include fees for equipment rental. We also charge monthly or one-time fees for additional services, including advertising. We collect from our cable customers and include in our gross revenues the fees payable to cable franchise authorities, which are usually 5% of our revenues from cable subscriptions.

Broadband transport services revenues. Our revenues from broadband transport services, which consist of access to our metro area networks and point-to-point circuits on our long-haul network, involve fixed monthly fees billed in advance, where the amount charged varies with the amount of capacity, type of service and whether any customized capacity or services are provided. Our revenues also include non-recurring charges for construction, installation and configuration services, which can range significantly depending upon the customer’s needs.

Network services revenues. Our revenues from network services consist primarily of revenues from switched carrier services and managed modem services. We bill for most of our network services monthly in arrears based on actual usage. However, some network services, particularly our managed modem services, involve fixed monthly charges billed in advance. Some network services include non-recurring fees for installation or other work needed to connect the customer to our networks. There are monthly charges or negotiated fees for other services such as directory assistance, web hosting, database, collocation, technical support and billing services.

Expected Changes in Revenues

MCI Contract. From July 2000 to October 2003, a significant portion of our revenues was generated under a network services contract pursuant to which we provided carrier services to MCI. This contract generated approximately $66.7 million, $73.3 million and $65.0 million, or 70%, 50% and 36%, of our consolidated revenues for the years ended December 31, 2001, 2002 and 2003, respectively. The agreement with MCI was terminated in the fourth quarter of 2003 as part of MCI’s bankruptcy proceedings. MCI emerged from bankruptcy proceedings in April of 2004. We received a settlement from MCI during these proceedings as a result of minimum requirements under this agreement. We do not expect to receive any further revenue from MCI under this agreement, other than amounts payable to us by MCI as a result of the settlement. We expect to receive payment of these additional amounts in the second quarter of 2004.

Advantex Acquisition. We expect that our recent acquisition of Advantex, discussed above, will provide us with bundled service revenue which will offset a significant portion of the network services revenues lost from the termination of the MCI contract. Revenues from Advantex for November and December of 2003 totaled $6.1 million and for the three months ended March 31, 2004 totaled $8.9 million.

Costs and Expenses

Cost of Revenues

Cost of revenues includes those expenses that are directly related to the generation of operating revenues and has fixed and variable components. Our network supports all of the products and services that we provide to customers, and due to a common network infrastructure and many of the same resources and personnel being used to generate revenues from the various product and service categories it is difficult to determine cost of revenues by product. Commencing with costs incurred in 2003 we allocate network and related costs among our products based upon the following approach:

We are able to specifically identify the costs related to cable television, so no allocation is needed for that product. We allocate each cost that relates to only one of our retail telephone, broadband Internet, broadband transport and network services products entirely to that product. For example, private line costs relate entirely to our broadband transport product and are allocated to it. Other costs, such as interconnect costs, generally are allocated among the various benefited products based upon the use of minutes or bandwidth or other appropriate metrics. These allocation formulas are reviewed for appropriateness every six months. Our method of allocating network and related costs among products may not be comparable to approaches of other companies. Use of a different method of allocation could change the cost of revenues and margin associated with each product. Our overall cost of revenues and gross margin is not affected by this allocation method.

Our cost of revenues include the following:

•	Cable costs. Programming costs historically have been the largest cost of providing our cable television services and we expect this trend to continue. We have entered into contracts with the National Cable Television Cooperative and other programming providers to provide programming to be aired on our networks. We pay a monthly fee for these programming services, generally based on the average number of subscribers to the program, although some fees are adjusted based on the total number of subscribers to the system or the system penetration percentage. Since programming cost is partially based on numbers of subscribers, it will increase as we add more subscribers. It will also increase to the extent costs per channel increase over time, and may change depending upon the mix of channels we offer in each market from time to time. Our cable costs also include the fees payable to cable franchise authorities, which are usually 5% of our revenues from cable subscriptions.

•	Telephone costs. Our cost of revenues associated with delivering telephone services to residential and small business customers consist primarily of transport costs, which are comprised mostly of amounts needed for the operation, monitoring and maintenance of our networks, and also include access and other fees that we pay to other carriers to carry calls outside of our networks. Transport costs for these types of customers are largely fixed so long as we do not need to procure additional equipment or lease additional capacity, but increase when new facilities need to be obtained. The access fees are generally usage based and therefore variable.

•	Broadband Internet costs. Our cost of revenues associated with delivering broadband Internet services to residential and small business customers consist primarily of transport costs and fees associated with peering arrangements we have with other carriers. Transport costs and peering fees for this service are largely fixed so long as we do not need to procure additional equipment or lease additional capacity, but increase when new facilities for connecting to the Internet need to be obtained.

•	Broadband transport services costs. Our cost of revenues associated with delivering broadband traffic consists primarily of fixed transport costs, which are comprised mostly of amounts needed for the operation, monitoring and maintenance of our networks, and also include access and other fees that we pay to other carriers to carry traffic outside of our networks. These costs are mostly fixed in nature. There are some variable costs associated with external maintenance and with private line services, which can have a component that requires us to pay other carriers for a portion of the private line.

•	Network services costs. Our cost of revenues associated with delivering traffic consist primarily of transport costs, mostly amounts needed for the operation, monitoring and maintenance of our networks, and access and other fees that we pay to other carriers to carry traffic outside of our networks. These costs are primarily fixed with respect to the portion of the traffic we carry on our networks, although there are variable components associated with external maintenance costs and other items. The access and other carrier fees are variable and usage-based.

Selling, general and administrative expenses

Our selling, general and administrative expenses include all of the expenses associated with operating and maintaining our networks that are not cost of revenues, primarily payroll and departmental costs incurred for network design, monitoring and maintenance. They also include payroll and departmental costs incurred for customer installation and service personnel, for customer service representatives and management and for sales and marketing personnel. Other included items are advertising expenses and promotional expenses, corporate and subsidiary management, administrative costs, professional fees, taxes, insurance and facilities costs.

Depreciation and amortization

Depreciation and amortization expenses include depreciation of our broadband networks and equipment and amortization of costs in excess of net assets and other intangible assets related to acquisitions. For periods beginning after January 1, 2002, we no longer amortize goodwill related to acquisitions in accordance with Statement of Financial Accounting Standards No. 142—Goodwill and Other Intangible Assets.

Results of Operations

The following table sets forth financial data as a percentage of operating revenues for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004.

	Years ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
Consolidated Financial Data:
Operating revenues:
Cable television	1%	9%	16%	14%	24%
Telephone	1	7	15	11	31
Broadband Internet	0	3	6	5	11
Broadband transport services	3	6	5	3	7
Network services	95	75	58	67	27

Total operating revenues	100	100	100	100	100
Operating expenses:
Cost of revenues	54	54	45	47	39
Selling, general and administrative	47	43	45	43	54
Depreciation and amortization	25	23	29	28	30

Total operating expenses	126	120	119	118	123

Operating (loss) income	(26)	(20)	(19)	(18)	(23)
Other income (expense):
Interest income	1	—	—	—	—
Interest expense	(3)	—	(2)	(1)	(3)
Gain/loss on disposal of assets	—	—	—	—	—
Loss on extinguishment of debt	—	—	—	—	(5)

Total income (expense)	(2)	—	(2)	(1)	(8)

	(28)%	(20)%	(21)%	(19)%	(31)%

Quarter Ended March 31, 2004 Compared to Quarter Ended March 31, 2003

Operating Revenues. Our operating revenues for the quarter ended March 31, 2003 and 2004 were $43.3 million and $41.7 million respectively, a decrease of $1.6 million, or 4%. This decrease is a result of the loss of the MCI agreement, partially offset by growth in broadband transport services and bundled services from the acquisition of Advantex and other sources. Operating revenues for our cable television services for the quarter ended March 31, 2003 and 2004 were $5.9 million and $10.1 million, respectively, an increase of $4.2 million, or 71%. Operating revenues for our telephone services for the quarter ended March 31, 2003 and 2004 were $4.7 million and $13.1 million, respectively, an increase of $8.4 million, or 179%. Operating revenues for our broadband Internet services for the quarter ended March 31, 2003 and 2004 were $2.0 million and $4.4 million, respectively, an increase of $2.4 million, or 120%. The increased revenues for cable television, telephone and broadband Internet are primarily due to growth in the number of connections, from 119,049 as of March 31, 2003 to 219,744 as of March 31, 2004 and to a much lesser extent from rate increases. The additional connections resulted primarily from the continued construction of our broadband networks and continued penetration growth of marketable homes in our markets and from our acquisitions of TXU assets and Advantex. Our acquisition of TXU assets was completed in March 2003 and added approximately 5,000 connections. Our acquisition of Advantex was completed in October 2003 and added approximately 58,000 connections.

Operating revenues for our broadband transport services for the quarter ended March 31, 2003 and 2004 were $1.2 million and $2.9 million, respectively, due to our acquisition of C3 Communications in March 2003 and new customer growth. The increase in operating revenues from cable television, telephone, broadband

Internet and broadband transport services was partially offset by a decline in the revenues from network services, which were $29.5 million and $11.1 million, respectively, a decrease of $18.4 million, or 62%. This decrease is primarily due to a loss of revenue generated from our agreement with MCI, which terminated in the fourth quarter of 2003. We do not expect to receive any further revenue from MCI under that agreement, other than the amounts payable to us by MCI as a result of the settlement with MCI. We expect to receive these funds in the second quarter of 2004. See “—Expected Changes in Revenues” and “—Critical Accounting Policies and Estimates—Revenue Recognition.”

Cost of Revenues. Our cost of revenues for the quarter ended March 31, 2003 and 2004 were $20.5 million and $16.4 million, respectively, a decrease of $4.1 million, or 20%. The decrease in our cost of revenues is primarily due to the decline in revenues from network services, offset by the growth of costs related to increased connections in our bundled services offerings. Cost of revenues decreased as a percentage of revenues from 47% in the quarter ended March 31, 2003 to 39% in the quarter ended March 31, 2004, reflecting the increasing percentage of our total revenues derived from our bundled service offerings. Cost of revenues associated with our cable television, telephone and broadband Internet services generally are significantly lower as a percentage of revenues than those associated with network services.

Our gross margin for the quarter ended March 31, 2004 for our bundled cable television, telephone and broadband internet services was 73%, compared with 67% for the quarter ended March 31, 2003, a increase of 9%. The increase is due primarily to a change in the mix of connections, as we added more telephone and broadband internet service connections versus cable television connections. Both telephone and broadband internet service products carry a higher gross margin than the cable television product. For broadband transport services, our gross margin for the quarter ended March 31, 2004 was 76%, compared with 66% for the quarter ended March 31, 2003, an increase of 15%. This increase is mainly due to increased usage of excess capacity on the fixed cost portions of our network. For network services, our gross margin for the quarter ended March 31, 2004 was 26%, compared with 46% for the quarter ended March 31, 2003, a decrease of 43%. In the fourth quarter of 2003 our contract with MCI was terminated. The resulting loss of traffic left us with excess capacity on the network as well as changing the mix of services provided, both of which decreased network services gross margin.

We expect that our overall gross margin will rise as the percentage of revenues derived from our cable television, telephone and broadband internet services and our broadband transport services, which are higher-margin services, increases in accordance with our business plan. Our margins are determined based on an allocation of cost of revenues among our products. Our method of allocating costs and therefore, of computing margin, may not be comparable to approaches of other companies. Use of a different method of allocation could change the margin associated with each product, although the overall gross margin would not be affected.

Selling, General and Administrative Expense. Our selling, general and administrative expense for the quarter ended March 31, 2003 and 2004 was $18.7 million and $22.6 million, respectively, an increase of $3.9 million, or 21%. The increase is primarily due to the expenses associated with the increase in the number of employees as a result of the acquisition of Advantex in October 2003. Selling, general and administrative expense increased as a percentage of revenues to 54%. We expect our selling, general and administrative expense to increase as a result of the growth of our business and customer base and our acquisition of Advantex.

Depreciation and Amortization Expense. Our depreciation and amortization expense for the quarter ended March 31, 2003 and 2004 was $12.1 million and $12.7 million, respectively, an increase of $0.6 million, or 5%. The increase is principally due to the continued expansion of our broadband networks. We expect depreciation and amortization expense to continue to increase as we make additional capital expenditures to construct and expand our networks in our existing markets.

Interest Expense. For the quarter ended March 31, 2003 and 2004, our interest expense, which includes interest incurred net of capitalized interest, was $0.4 million and $1.3 million, respectively. Our interest expense increased as a result of borrowings in 2003 under the existing senior credit facility as well as interest accrued related to the senior secured notes issued in March of 2004. For the quarter ended March 31, 2003 and 2004, we had capitalized interest of $0.6 million and $0.4 million, respectively.

Write-Off Due to Repayment of Credit Facility. During the quarter ended March 31, 2004, we completed a private placement of our senior notes. Concurrent with this offering we repaid $64.8 million to extinguish our senior credit facility. We wrote off debt issuance costs of approximately $2.1 million associated with this repayment.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating Revenues. Our operating revenues were $181.5 million in 2003, compared with $147.4 million in 2002, an increase of $34.1 million, or 23%. Operating revenues for our cable television services were $28.3 million in 2003, as compared with $13.2 million in 2002, an increase of $15.1 million, or 115%. Operating revenues for our telephone services were $27.9 million in 2003, as compared with $10.0 million in 2002, an increase of $17.9 million, or 179%. Operating revenues for our broadband Internet services were $10.5 million in 2003, as compared with $3.8 million in 2002, an increase of $6.7 million, or 173%. The increased revenues for cable television, telephone and broadband Internet are primarily due to growth in the number of connections, from 102,228 as of December 31, 2002 to 207,593 as of December 31, 2003 and to a much lesser extent from rate increases. The additional connections resulted primarily from the continued construction of our broadband networks and penetration of marketable homes in our markets and from our acquisitions of ClearSource, TXU and Advantex. Our acquisition of ClearSource was completed in June 2002 and added approximately 51,000 connections. Our acquisition of TXU was completed in March 2003 and added approximately 5,000 connections. Our acquisition of Advantex was completed in October 2003 and added approximately 58,000 connections.

Operating revenues for our broadband transport services were $8.2 million in 2003, as compared with $8.1 million in 2002. This is principally due to our acquisition of C3 Communications in March 2003, but was offset by a reduction in relevant construction services in 2003. The increase in operating revenues from cable television, telephone, broadband Internet and broadband transport services was partially offset by a decline in the revenues from network services, which were $106.6 million in 2003, as compared with $112.0 million in 2002, a decrease of $5.4 million, or 5%. The decrease is primarily from a decline in the revenues generated from our agreement with MCI, which generated approximately $73.3 million in 2002 and approximately $65.0 million in 2003. We do not expect to receive any further revenue from MCI under that agreement, other than the amounts payable in the settlement with MCI when MCI emerges from bankruptcy. See “—Critical Accounting Policies and Estimates—Revenue Recognition.”

Cost of Revenues. Our cost of revenues were $81.9 million in 2003, compared with $79.4 million in 2002, an increase of $2.5 million, or 3%. The increase in our cost of revenues also results from the increase in connections due to internal growth and acquisitions, and we expect our cost of revenues to continue to increase as we add more connections. Cost of revenues decreased as a percentage of revenues from 54% to 45%, reflecting the increasing percentage of our total revenues derived from our bundled service offerings. Cost of revenues associated with our cable television, telephone and broadband Internet services generally are significantly lower as a percentage of revenues than those associated with our carrier, data and other network services, which we believe is due to the greater number of competitor networks over which network services can be provided.

Our gross margin for 2003 for our bundled cable television, telephone and broadband Internet services was 68%. For broadband transport services, our gross margin for 2003 was 75%, and for network services, our gross margin for 2003 was 45%. We expect that our overall gross margin will rise as the percentage of revenues derived from our cable television, telephone and broadband Internet services and our broadband transport services, which are higher-margin services, increases in accordance with our business plan. Our margins are determined based on an allocation of cost of revenues among our products. Our method of allocating costs and therefore, of computing margin, may not be comparable to approaches of other companies. Use of a different method of allocation could change the margin associated with each product, although the overall gross margin would not be affected. We began using a different allocation method in 2003 and our gross margins for each of our products in 2002 and before are not comparable to those of 2003 and accordingly are not being reported.

Selling, General and Administrative Expense. Our selling, general and administrative expense was $82.1 million in 2003, compared with $63.7 million in 2002, an increase of $18.4 million, or 29%. The increase is primarily due to a full year in 2003 of expenses associated with the increase in the number of employees as a result of the ClearSource acquisition in June 2002, and to a lesser extent the acquisition of Advantex in October 2003. Selling, general and administrative expense increased slightly as a percentage of revenues to 45%. We expect our selling, general and administrative expense to increase as a result of the growth of our business and customer base and our acquisition of Advantex.

Depreciation and Amortization Expense. Our depreciation and amortization expense was $52.0 million in 2003, compared with $33.3 million in 2002, an increase of $18.7 million, or 56%. The increase is principally due to depreciation expense with respect to continued expansion of our broadband networks. We expect depreciation and amortization expense to continue to increase as we make additional capital expenditures to construct and expand our networks in our existing markets.

Interest Income. Our interest income was $154,000 in 2003, compared with $164,000 in 2002, a decrease of $10,000, or 6%. Interest income primarily reflects the interest earned on the average cash balances in interest bearing accounts. Our interest income decreased as a result of lower average interest rates and lower average cash balances.

Interest Expense. In 2003, our interest expense, which includes interest payments net of capitalized interest, was $2.9 million, compared with interest expense of $0 in 2002. Our interest expense increased as a result of borrowings in 2003 under our then-existing senior credit facility. We had capitalized interest of $2.2 million in 2003 and $2.6 million in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Operating Revenues. Our operating revenues were $147.4 million in 2002, compared with $96.1 million in 2001, an increase of $51.3 million, or 53%. Operating revenues for our cable television services were $13.2 million in 2002, as compared with $0.8 million in 2001, an increase of $12.4 million, or 1,578%. Operating revenues for our telephone services were $10.0 million in 2002, as compared with $0.6 million in 2001, an increase of $9.4 million, or 1,687%. Operating revenues for our broadband Internet services were $3.8 million in 2002, as compared with $0.4 million in 2001, an increase of $3.4 million, or 956%. The increased revenues for cable television, telephone and broadband Internet are primarily due to growth in the number of connections, from 15,039 as of December 31, 2001 to 102,228 as of December 31, 2002 and to a lesser extent from rate increases. The additional connections resulted primarily from the continued construction of our broadband networks in our markets and from the acquisition of ClearSource in June 2002, which added approximately 51,000 connections.

Operating revenues for our broadband transport services were $8.1 million in 2002, as compared with $3.3 million in 2001, an increase of $4.8 million, or 145%. The increase is principally due to an increase in revenues from construction services provided for school districts located within our planned network build area in 2002. Operating revenues for our network services were $112.0 million in 2002, as compared with $91.1 million in 2001, an increase of $20.9 million, or 23%. The increase is primarily the result of increased revenues generated from our agreement with MCI, which generated approximately $73.3 million in 2002 compared to approximately $66.7 million in 2001.

Cost of Revenues. Our cost of revenues was $79.4 million in 2002, compared with $51.8 million in 2001, an increase of $27.6 million, or 53%. Cost of revenues remained constant as a percentage of revenues at 54%.

Selling, General and Administrative Expense. Our selling, general and administrative expense was $63.7 million in 2002, compared with $45.4 million in 2001, an increase of $18.3 million, or 40%. The increase is primarily due to an increase in the number of employees in 2002 as a result of the ClearSource acquisition in June 2002. Selling, general and administrative expense for 2002 declined slightly as a percentage of revenues to 43%.

Depreciation and Amortization Expense. Our depreciation and amortization expense was $33.3 million in 2002, compared with $23.8 million in 2001, an increase of $9.5 million, or 40%. The increase is principally due to depreciation expense with respect to our broadband networks.

Interest Income. Our interest income was $0.2 million in 2002, compared with $1.1 million in 2001, a decrease of $0.9 million, or 85%. Interest income primarily reflects the interest earned on the average cash balances in interest bearing accounts. Our interest income decreased as a result of lower average interest rates and lower average cash balances.

Interest Expense. Our interest expense, which includes interest payments net of capitalized interest, was $0 in 2002, compared with $2.8 million in 2001. Our interest expense decreased as the result of the use of the draws under our then-existing senior credit facility in 2002 to fund the construction of our networks and all of the interest associated with that balance was capitalized. In 2002 our capitalized interest payments were $2.6 million.

EBITDA/Adjusted EBITDA

We measure our operating performance on net income (loss) before interest income, interest expense, taxes, depreciation and amortization and special charges, referred to as “EBITDA.” EBITDA is not a measure of financial performance under generally accepted accounting principles. We believe EBITDA is often a useful measure of a company’s operating performance and is a significant basis used by our management to measure the operating performance of our business.

Because we have funded the build-out of our networks by raising and expending large amounts of capital, our results of operations reflect significant charges for depreciation, amortization, interest expense and special charges. EBITDA, which excludes this information, provides helpful information about the operating performance of our business, apart from the expenses associated with our physical plant or capital structure. We try to make each area of our business generate positive EBITDA, and when we have choices about the market or area in which to best deploy our resources we generally direct our resources towards the network construction that is expected to generate the most EBITDA. EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

In the first quarter of 2004, we wrote off debt issuance costs of approximately $2.1 million associated with the repayment of our senior credit facility following the completion of our senior notes offering. We believe this expense is analogous to amortization and interest expense, and therefore we believe it is more useful to show EBITDA net of this one-time amount because we believe it is a better measure of our operating performance and is more comparable to prior periods. However, because of the nature of the charge, we are referring to our EBITDA for the first quarter of 2004 net of the charge as “Adjusted EBITDA.”

EBITDA/Adjusted EBITDA was $4.3 million and $2.8 million for the quarter ended March 31, 2003 and 2004, respectively. The decrease is primarily due to the decline in MCI revenues, offset by increasing revenues from the addition of new customers, added both through acquisitions and the build-out of our networks over such periods. Since a significant portion of our cost of revenues and overhead expenses are generally fixed in nature, increasing revenue should result in further increases in EBITDA/Adjusted EBITDA and in EBITDA/Adjusted EBITDA as a percentage of revenues. To the extent the increased revenues are from adding residential and small business customers for our bundled services, which have higher margins than network services, EBITDA/Adjusted EBITDA should increase more quickly on a percentage basis.

EBITDA was $(0.8) million, $4.8 million and $17.6 million for 2001, 2002 and 2003, respectively. The EBITDA increases in each year resulted from increasing revenues from the addition of new customers, added both through acquisitions and the build-out of our networks over such periods.

Since a significant portion of our cost of revenues and overhead expenses are generally fixed in nature, increasing revenue should result in further increases in EBITDA/Adjusted EBITDA and in EBITDA/Adjusted EBITDA as a percentage of revenues. To the extent the increased revenues are from adding residential and small business customers for our bundled services, which have higher margins than network services, EBITDA/Adjusted EBITDA should increase more quickly on a percentage basis.

The reconciliation of EBITDA/Adjusted EBITDA to net income is as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(Dollars in thousands)
Net loss as reported	$(26,499)	$(28,769)	$(37,470)	$(8,286)	$(13,430)
Add back non-EBITDA/Adjusted EBITDA items included in net loss:
Interest income	(1,123)	(164)	(154)	(40)	(65)
Interest expense	2,773	—	2,887	356	1,277
Taxes	249	504	384	195	197
Depreciation and amortization	23,789	33,257	51,990	12,096	12,715
Loss on extinguishment of debt	—	—	—	—	2,145

EBITDA/Adjusted EBITDA	$(811)	$4,828	$17,637	$4,321	$2,839

Liquidity and Capital Resources

Sources and Uses of Funds

Since inception, we have raised an aggregate of $338 million in funds from institutional private equity investors and others to pursue our business plan. As a result of such stock issuances and the ClearSource merger, we have a total of $508 million of total invested equity capital. Funds raised have been used to construct our networks, to make acquisitions, to launch services in our existing six markets and for working capital and operating expenses.

On March 23, 2004, we issued $136.0 million principal amount at maturity of senior secured notes with fixed interest payable at a rate of 14% per annum. We refer to these notes as the outstanding notes. Interest on the outstanding notes is payable semi-annually each April 1 and October 1 beginning October 1, 2004. We used a portion of the net proceeds from the sale of the outstanding notes to repay all amounts outstanding under our then-existing senior credit facility. The senior credit facility was terminated upon repayment and we are not able to borrow any further amounts thereunder. In connection with the payment and termination of the senior credit facility, we recorded $2.1 million of debt extinguishment expenses, including accelerated amortization of debt issuance costs and other expenses of $1.5 million.

We conducted the offering of the outstanding notes in order to accelerate the build-out of our networks and to improve our liquidity position. Accelerating the build-out is expected to result in increased revenues and EBITDA/Adjusted EBITDA over the near term. We have the ability to accelerate or postpone construction of extensions to our networks depending upon future cash availability, subject only to the need to eventually complete the build-out of our networks in accordance with the requirements of our franchise agreements.

At March 31, 2004, we had total cash and cash equivalents of $87.5 million and we had $140.2 million of long-term debt outstanding.

Provided that we meet the revenue, expense and cash flow projections in our current business plan, we expect that with existing cash on hand and cash flow from operations, we will be fully funded to build-out our networks to pass all 1.4 million marketable homes and small businesses in our existing markets over the next several years. Our business plan is based on estimates regarding expected future costs and expected revenues. Our costs may exceed or our revenues may fall short of our estimates, our estimates may change, and future developments may affect our estimates. Any of these factors may increase our need for funds to complete construction in our markets, which would require us to seek additional financing.

We may seek additional financing to undertake initiatives not contemplated by our business plan or obtain additional cushion against possible shortfalls. We also may pursue additional financing as opportunities arise. Future financings may include a range of different sizes or types of financing, including the sale of additional debt or equity securities. However, we may not be able to raise additional funds on favorable terms or at all. Our ability to obtain additional financing depends on several factors, including future market conditions; our success or lack of success in penetrating our markets; our future creditworthiness; and restrictions contained in agreements with our investors or lenders, including the restrictions contained in the indenture governing the notes. These financings could increase our level of indebtedness or result in dilution to our equity holders.

Cash Flows from Operating Activities

Our net cash provided by (used in) operating activities was $(6.8) million, $(2.9) million, and $18.9 million for 2001, 2002 and 2003, respectively. Overall, our operating cash flow has grown due to our increase in connections from 15,039 in 2001 to 102,228 in 2002 to 207,593 in 2003. We have incurred net losses during all three years, primarily due to depreciation expense, the amortization of goodwill in 2001, and the provisioning of bad debt expense. Positive operating cash flow from connection growth has been offset by reductions in working capital in 2002 and 2001, although cash provided by working capital increased slightly in 2003, due primarily to the fluctuations in receivables related to the MCI contract discussed above.

Our net cash used in operating activities for the quarter ended March 31, 2003 and 2004 was $0.4 million and $6.1 million, respectively. Overall, the rate of our cash use relative to the previous quarter has increased primarily due to the loss of the MCI contract as well as the cash used to satisfy the related working capital liabilities associated with providing service under that contract.

Cash Flows from Investing Activities

Our net cash used in investing activities was $96.2 million, $40.6 million, and $78.5 million for 2001, 2002 and 2003, respectively. These net cash outflows are primarily due to the build-out of our network and the acquisitions of assets from US OnLine, TXU, C3 Communications and Advantex. We have invested $90.9 million, $45.0 million, and $46.3 million in purchases of property, plant, and equipment in 2001, 2002 and 2003, respectively. Acquisitions and the related purchase price adjustments, net of cash acquired, totaled $5.3 million of cash use in 2001, $3.4 million of cash received in 2002, and $31.6 million of cash use in 2003.

Our net cash used in investing activities for the three-month period ended March 31, 2003 and 2004 was $18.7 million and $11.3 million, respectively. These net cash outflows are primarily due to the build-out of our network in both 2003 and 2004 as well as the acquisitions of assets from TXU, C3 Communications in March 2003.

Cash Flows from Financing Activities

Our net cash provided by financing activities was $99.0 million, $49.4 million and $82.1 million for 2001, 2002, and 2003, respectively. The majority of these funds were provided by net proceeds from preferred stock sales, except for $35.1 million and $30.2 million for 2002 and 2003, respectively, which represented draws under our then-existing senior credit facility, as well as $11.9 million of net proceeds from a sale and leaseback transaction in 2003.

Our net cash provided by financing activities for the three-month period ended March 31, 2003 and 2004 was $16.1 million and $62.6 million, respectively. Cash flows from financing activities in the quarter ended March 31, 2003 consisted primarily of borrowings on our senior credit facility. We paid the outstanding amount of $64.8 million on our senior credit facility with the proceeds of our 14% Senior Secured Notes offering in March of 2004. We received proceeds of $130.2 million, less $4.8 million of related issuance costs as of March 2004.

Capital Expenditures

We spent approximately $46.3 million in capital expenditures during 2003. Approximately half of this amount relates to network construction and the remainder relates principally to installation costs, the purchase of customer premise equipment, such as cable set-top boxes and cable modems, and corporate and network equipment, such as switching and transport equipment, and billing and information systems. In 2003, we built out our networks to pass an additional 39,000 marketable homes, which number excludes the number of additional marketable homes passed in 2003 as a result of acquisitions. As discussed above, we expect that assuming we meet the revenue, expense and cash flow projections in our current business plan, we will be able to fund all capital expenditures needed to build-out our networks to pass all 1.4 million marketable homes and small businesses in our existing markets over the next several years. If we decide to build broadband networks in additional cities or desire to further accelerate the build-out of our networks, we could require additional funding to operate and for the capital expenditures necessary to finance the construction of our networks and purchase of customer premise equipment.

We expect to spend approximately $48 million in capital expenditures in 2004. Pursuant to the terms of the indenture governing the senior notes, we may not spend more than $50 million in capital expenditures in 2004 unless we raise additional funds through equity financings. We expect to spend approximately half of this amount for network construction and the remainder principally for installation costs, the purchase of customer premise equipment and corporate and network equipment, including capitalized labor costs. We have completed substantially all of the design, planning and engineering work for our anticipated network construction in 2004, and much of this work for network construction in 2005. We expect that with this amount of expected capital expenditures for network construction, that our build-out of our networks in 2004 will pass approximately 36,000 additional marketable homes. We believe we are capable of supporting network construction at this rate of spending based on the fact that we have done equal or greater amounts of construction in prior years. The actual costs may vary significantly from this range and will depend on the number of miles of network to be constructed, the geographic and demographic characteristics of the city and neighborhood, population density, whether the homes passed are multiple dwelling units, costs associated with the cable franchise in that market, the number of customers in each city, the cost of customer premise equipment we pay for or finance, utility requirements and other factors.

Contractual Obligations and Commercial Commitments

We are obligated to make payments under a variety of contracts and other commercial arrangements, including the following:

Capital Leases. We lease office and facilities space under a sale and leaseback arrangement, as described below under the caption “Description of Other Indebtedness.” We also have certain immaterial capital leases for office equipment. Future minimum payments under our capital leases total $1.4 million in each of 2004 and 2005, and $24.3 million for 2006 and beyond.

Operating Leases. We lease office space and other assets for varying periods. Leases that expire are generally expected to be renewed or replaced by other leases. Future minimum payments under our operating leases total $4.2 million and $3.1 million in 2004 and 2005, respectively, and $25.0 million for 2006 and beyond.

Maintenance Agreements. We have numerous agreements for the maintenance of leased fiber optic capacity. Future amounts due total $1.2 million per year through 2007, and $16.4 million in 2008 and beyond.

Purchase Agreement. In October 2001, in connection with our then-existing senior credit facility, we entered into a purchase agreement with Marconi Communications, Inc. Under this agreement, as amended, we are currently required to purchase a minimum of $40.4 million of equipment from Marconi Communications and Advanced Fiber Communications between January 2004 and December 2008.

The following table represents our contractual obligations as of March 31, 2004 on a pro forma basis, which gives effect to the sale of the outstanding notes in March 2004 and the repayment of our then-existing senior credit facility:

	Payments Due by Period
Contractual Obligations	2004	2005	2006	2007	2008	2009 & Beyond	Total
	(In thousands)
Capital lease obligations	$1,083	$1,446	$1,418	$1,379	$1,379	$20,116	$26,821
Operating lease obligations	3,169	3,126	2,797	2,714	2,553	16,966	31,325
Maintenance obligations	892	1,189	1,189	1,189	1,189	15,225	20,873
Purchase obligations	3,006	5,650	10,475	11,600	8,350	—	39,081

Total	$8,150	$11,411	$15,879	$16,882	$13,471	$52,307	$118,100

Our plans with respect to network construction and other capital expenditures are discussed above under the caption “—Capital Expenditures.” We believe those planned expenditures do not constitute contractual obligations or binding commitments since, in general, we have the ability to accelerate or postpone construction of our networks depending upon cash availability, subject to the need to eventually complete the network in accordance with our franchise and single family residential development agreements.

We have entered into contracts with various entities to provide us with video programming services. We pay a monthly fee for those services, generally based on the average number of video subscribers to that service during the service period. We estimate programming fees to be approximately $22.5 million in 2004.

We have entered into numerous franchise agreements with municipalities in Texas. These agreements provide for, among other items: payment of a stated percentage of revenue, typically 5%, on a quarterly basis, the maintenance of deposits and corporate surety bonds up to $1 million, and the contribution of funds by us of up to $4 million to provide facilities and equipment related to public access channels. These agreements have various terms, ranging between 5 and 9 years, with additional renewal periods. We anticipate making significant payments with respect to these franchise agreements and the build-out of our networks during 2004 and beyond.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. To prepare these financial statements, we must make estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. We periodically evaluate our estimates and assumptions and base our estimates and assumptions on our best knowledge of current events and actions we may undertake in the future. Actual results may ultimately differ from these estimates. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity:

Revenue Recognition

Revenue from customers consists of fixed monthly fees for bundled services and certain network services, and usage based fees for long distance services in certain bundles and the majority of our network services. Local governmental authorities impose franchise fees on the majority of our franchises ranging up to a federally mandated maximum of 5% of annual gross revenues derived from the operation of the cable television system, to provide cable television services, as provided in the franchise agreements. Such fees are collected on a monthly basis from our customers and periodically remitted to local franchise authorities. Franchise fees collected and paid are reported as revenues and expenses, respectively. Our revenues are recognized when services are provided, regardless of the period in which they are billed. Amounts billed in advance are reflected in the balance sheet as deferred revenue and are deferred until the service is provided.

We recorded revenues for the last quarter of 2003 of $5.4 million to reflect proceeds from our settlement with MCI concerning contract minimum requirements under a take or pay arrangement. We expect additional amounts payable in the settlement to be reflected in the second quarter of 2004. Since amounts received in the settlement are payment for services otherwise receivable under that contract, we intend to record the settlement amounts as revenues.

We receive some revenues for construction performed for customers in connection with network service arrangements. These revenues, which are a small percentage of total revenues, are recognized under the percentage of completion method.

Classification of Various Direct Labor and Other Overhead Costs

Our business is capital intensive, and a large portion of our financial resources is spent on capital activities associated with building our networks. We capitalize costs associated with network construction, initial customer installations, installation refurbishments and the addition of network equipment necessary to enable provision of bundled or network services. Capitalized costs include materials, direct labor costs and certain indirect costs. We capitalize direct labor costs associated with our personnel based upon the specific time devoted to construction and customer installation activities. Capitalized indirect costs are those relating to the activities of construction and installation personnel and overhead costs associated with the relevant support functions. Costs for repairs and maintenance, and disconnection and reconnection, are charged to operating expense as incurred, while equipment replacement is capitalized.

Judgment is required to determine the extent to which indirect costs, or overhead, are incurred as a result of specific capital activities, and therefore should be capitalized. We allocate overhead based upon the portion of indirect costs that contribute to capitalizable activities using an overhead rate applied to the amount of direct labor capitalized based upon our analysis of the nature of costs incurred in support of capitalizable activities. The primary costs that are included in the determination of overhead rates are (i) employee benefits and payroll taxes associated with capitalized direct labor, (ii) direct variable costs associated with capitalizable activities, consisting primarily of installation and construction vehicle costs, (iii) the cost of support personnel, such as personnel who directly assist with capitalizable installation activities, and (iv) indirect costs directly attributable to capitalizable activities. For 2001, 2002 and 2003, $12.7 million, $10.5 million and $9.3 million of labor and overhead costs were capitalized, respectively. For the quarters ended March 31, 2003 and 2004, $2.3 million and $2.5 million of labor and overhead costs were capitalized, respectively.

Valuation of Long-Lived Assets and Intangible Assets

We evaluate the recoverability of property, plant and equipment for impairment when events or changes in circumstances indicate that the net book value of an asset may not be recoverable. Such events or changes in circumstances could include such factors as loss of customers accounting for a high percentage of revenues from particular network assets, changes in technology, fluctuations in the fair value of assets, adverse changes in market conditions or poor operating results. When such factors and circumstances exist, we compare the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluation of asset recoverability.

We performed a goodwill impairment test as of October 1, 2003, which coincided with the termination of the MCI contract. This test was performed in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142—Goodwill and Other Intangible Assets, which we adopted effective January 1, 2002. SFAS No. 142 recognizes that since goodwill and certain intangible assets may have indefinite useful lives, these assets are no longer required to be amortized but are to be evaluated at least annually for impairment. An independent appraisal firm was used for this analysis. The analysis reached the conclusion that the estimated fair value exceeded the carrying value, so no impairment existed. The estimated fair value was determined based on a discounted cash flow analysis and review of multiples for comparable companies. The assumptions used in the valuation testing have subjective components, including anticipated future operating results and cash flows based on our business plan and overall expectations as to market and economic considerations. Based on the results of this test we recorded no impairment loss for 2003.

Allowance for Doubtful Accounts

We use estimates to determine our provision for bad debts. These estimates are based on historical collection experience, current trends, credit policy and a percentage of our customer accounts receivable, as well as specific identification for larger customers. In determining these percentages, we look at historical write-offs of our receivables. Judgment is required both to identify customer accounts where collectibility is a concern, and to determine the amount of the reserve to be established for those customer accounts.

The foregoing list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for us to judge the application. There are also areas in which our judgment in selecting any available alternative would not produce a materially different result. Please see our consolidated financial statements and related notes thereto included elsewhere in this prospectus, which contain accounting policies and other disclosures required by accounting principles generally accepted in the United States.

For more information regarding our significant accounting policies, see Note 2 to our consolidated financial statements on page F-7 of this prospectus.

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148—Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. We adopted the annual disclosure requirements of SFAS No. 148, which are effective for fiscal years ending after December 15, 2002 and elected to continue to account for employee stock options under APB No. 25. The interim disclosure requirements are effective for interim periods commencing after December 15, 2002. The adoption of this standard had no effect on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46—Consolidation of Variable Interest Entities (FIN 46). This interpretation of Accounting Research Bulletin 51—Consolidated Financial Statements addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. FIN 46 requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. We do not have any ownership in any variable interest entities as of March 31, 2004. We will apply the consolidation requirement of the interpretation in future periods if we should own any interest in any variable interest entity.

In April 2003, the FASB issued SFAS No. 149—Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments, including certain derivatives imbedded in other contracts and for hedging activities as defined under SFAS No.133 and FIN 45. SFAS No. 149 is effective for contracts entered into after June 30, 2003. We do not expect SFAS No. 149 to have a material impact on our financial position or statement of operations.

In May 2003, the FASB issued SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. We do not expect SFAS No. 150 to have a material impact on our financial position or statement of operations.

Qualitative and Quantitative Disclosures About Market Risk

Our exposure to market risk relates primarily to changes in interest rates on our investment portfolio. Our marketable investments consist primarily of short-term fixed income securities. We invest only with high credit quality issuers and we do not use derivative financial instruments in our investment portfolio. We do not believe that a significant increase or decrease in interest rates would have a material impact on the fair value of our investment portfolio.

BUSINESS

GENERAL

Our Business

Our primary business is to provide communities in Texas with a bundled package of cable television, telephone and broadband Internet services. We operate fully integrated advanced broadband networks in six markets that passed 280,959 out of approximately 1.4 million marketable homes and small businesses as of March 31, 2004. We have achieved over 39% customer penetration of the marketable homes and small businesses that we pass. We expect that with existing cash on hand and our anticipated cash flow from operations, and our anticipated cash flow from operations, we will be fully funded to build-out our networks to pass all 1.4 million marketable homes and small businesses over the next several years.

We believe our ability to offer bundled services to our customers over our own advanced networks provides us with a number of operational and capital efficiency advantages over our competitors. Our strategy, which is described below, has allowed us to rapidly grow each of our markets.

Grande Competitive Advantages

We believe we have been able to rapidly and cost effectively achieve our customer penetration levels because of the following competitive advantages:

•	Flexible product offerings, attractively bundled and priced. We are able to deliver a wide range of products that allow our customers to select the services that meet their specific needs and preferences; from bundled product offerings that include 4.0 Mbps Internet access, over 300 channels of cable television and local and long distance calling with custom features, to simple packages of basic cable television, local telephone and/or 384 Kbps Internet access. We also offer packages of multi-line calling plans and high-speed Internet offerings of up to 10 Mbps for commercial customers. We believe we can offer a competitively priced appropriate package for virtually any customer passed by our networks. Because of operating efficiencies that result from providing multiple services to one customer, we are able to provide our customers additional savings when they purchase products as part of a bundle of two or three services. We believe that we have been able to provide our customers with an attractively priced bundle while growing our average monthly revenue per customer to approximately $87 during the first quarter of 2004. We also believe that our ability to provide a single consolidated bill for multiple services is an attractive feature for our customers.

•	Strong local brand and customer service. We have chosen to serve customers in six attractive and growing markets in Texas: Austin/San Marcos, San Antonio, suburban northwest Dallas, Waco, Corpus Christi and Midland/Odessa. In each of these markets, we have established a strong local presence that we believe has positioned Grande as the home-town company, despite the fact that we are not the incumbent service provider in any of our markets. Our customer service and technical representatives, as well as our sales representatives, installation technicians and other employees who interact with our customers, know our markets and products, and are part of our customer-focused culture. We operate four call centers located in our markets allowing us to offer customer care 24 hours a day, seven days a week in an efficient, cost-effective manner. We believe our home-town brand, combined with local customer service and support, enables us to appeal to residential customers and small businesses in our markets as well as to local universities, utilities, hospitals and other institutions.

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Competitively superior networks. We provide our services over our newly constructed, fully integrated, high-speed, high capacity networks, which bring fiber optic cable close to our potential customers, known as fiber to the curb. Our networks deploy fiber optic cable to nodes that serve from 24 to 500 customers, depending on network configuration. Our networks utilize an 860 Mhz signal, which is easily upgradeable to 1Ghz. By comparison, our cable television competitors use networks with a maximum of 750 Mhz signals, which are not designed to be as easily upgraded. Our networks are designed to have sufficient capacity to meet the growing demand for high-bandwidth cable television, telephone and Internet services while providing additional capacity to enable us to offer planned and future products. The architecture of our networks allows us to offer dedicated Internet products that we believe are superior to the shared bandwidth Internet products offered by our competitors. We already offer high definition television and digital video recording, and our networks are positioned to deliver on-demand cable television and Internet services, home security, interactive gaming and other demand-driven services, without requiring a significant additional capital investment.

The Grande Strategy

We seek to take advantage of our market position by pursuing the following operating strategy:

•	Pursue scalable growth. We have chosen to serve six Texas markets that we believe have significant growth potential. As of March 31, 2004, we passed 280,959 out of approximately 1.4 million marketable homes and small businesses in our existing markets. Since we have deployed or acquired substantial core infrastructure in each of our six markets, we will be able to increase the coverage of our existing networks by five times without the need to make the substantial capital expenditures required to enter a new market. In addition to capitalizing on our existing network investment, expanding our networks past additional homes in existing markets will enable us to take advantage of our local branding and marketing efforts and to minimize the loss of satisfied customers that move outside of our current network footprint.

•	Deploy capital in markets with demonstrated demand and operating metrics. We believe that each our existing markets has demonstrated strong consumer demand and favorable operating metrics. As of March 31, 2004, each of our markets had achieved at least 30% customer penetration. In addition, several of our community franchise agreements have required us to initiate our network deployment in areas with below average income demographics. As a result, we expect that as we continue to build out our networks into more of the higher income areas in these markets, our customer penetration rates and revenues per customer will continue to improve.

•	Leverage our infrastructure by serving enterprises and carriers. In addition to our primary business of offering bundled cable television, telephone and broadband Internet services to residential and small business customers, we also offer broadband transport services and network services to medium and large enterprises and communications carriers. These services are primarily provided using our existing infrastructure and personnel with minimal incremental operating costs and capital requirements. Historically, these services represented a majority of our revenues as a result of our acquisition in July 2000 of the assets of Thrifty Call, a communications service provider, which served as the platform for our provision of residential telephone and broadband Internet services. Since completing that acquisition, we have focused on the deployment and operation of our residential operations. However, we have continued to generate meaningful cash flows from the legacy telephone and data transport services, and we will continue to pursue incremental revenue opportunities from these and other network services. We expect that our broadband transport and network services will represent approximately one-third of our revenues in 2004 and that most of our growth opportunities will come from our cable television, telephone and broadband Internet services.

Our Markets

Texas provides attractive markets for our bundled services with its large population, substantial number of housing units and strong growth rate. Texas had a population of more than 20.8 million people and more than 8.1 million homes in 2000, a 22.8% increase in population and a 16.4% increase in homes from 1990. Our largest markets are growing at rates comparable to, or greater than, the growth rates in Texas overall. The strong growth rate of Texas’ population is expected to continue: an August 2002 report by the Texas Comptroller provides that Texas’ resident population is expected to reach approximately 22.9 million in 2005, a 10% increase from the 2000 figures. (U.S. Census Bureau, 2000 Census of Population and Housing, 2003; Texas Comptroller of Public Accounts, Texas Regional Outlook—the Capital Region, 2002.)

Texas also has a growing economy. The August 2002 report by the Texas Comptroller provided that the Texas gross state product increased from $670.1 billion in 1999 to $711.5 billion in 2000 and $734.4 billion in 2001, increases of 6.2% in 2000 and 3.2% in 2001. This growth significantly surpassed that of the United States gross domestic product, which increased 4.1% in 2000 and 1.2% in 2001. Texas personal income is growing as well, according to the August 2002 Texas Comptroller report. Texas personal income (meaning income after paying taxes) was $539 billion in 1999, $581 billion in 2000 and $608 billion in 2001. This number is expected to reach $770 billion by 2005, an increase of approximately 27% from 2001.

We provide communications services in most Texas cities and have a significant retail concentration in six markets in Texas, including Austin/San Marcos, San Antonio, Waco, Corpus Christi, Midland/Odessa and suburban northwest Dallas. We began offering bundled services in the Austin/San Marcos market and in San Antonio in early 2001, choosing these markets because of their size, anticipated future growth potential, density and demographics. The U.S. Census Bureau report indicates that both of these markets grew significantly between 1990 and 2000. The Austin/San Marcos population grew 39.8% and its number of homes grew 27.3% during the decade, while San Antonio’s population and number of homes grew 22.3% and 18.6%, respectively.

We moved into the Waco, Corpus Christi and Midland/Odessa markets in June 2002 when we acquired ClearSource’s networks that serve these areas. The ClearSource markets, although smaller and less dense than Austin/San Marcos and San Antonio, have attractive attributes for offering bundled broadband services, as evidenced by our customer penetration rates. We recently began providing services in the suburban areas northwest of Dallas in October 2003 when we acquired Advantex’s networks that serve this market. Suburban northwest Dallas is an affluent community and one of the fastest growing areas in Texas. Based on the 2000 U.S. Census Bureau report on population, the northwest area of Dallas in which we operate, which includes the cities of Denton, Lewisville, McKinney, Little Elm, Flower Mound, Frisco and Corinth, grew at a rate of 92.5% between 1990 and 2000.

Our markets include or are part of three of the ten largest Texas cities by population as well as by the number of homes based on the 2000 U.S. Census Bureau report:

•	San Antonio ranked third for population and number of homes;

•	Austin ranked fourth for population and number of homes; and

•	Corpus Christi ranked eighth for population and number of homes.

We believe that there is strong continuing demand for high-speed and high bandwidth cable television and telephone services in Texas. We believe that there is a growing demand for broadband Internet services in Texas. A broadcasting cable report provides that in September 2002, cable penetration in our markets averaged 66% of households, which is consistent with the national average of approximately 67%, and that percentage appears to be stable over the last several years. Given the increase in population, a stable penetration rate means the number of cable subscribers continues to increase incrementally each year. More importantly, cable revenue continues to increase due to increases in monthly revenue per subscriber. Monthly cable revenue increased 41% in the United States between 1998 and 2003. (Broadcasting Cable Yearbook 2003-2004, 2003; Federal Communications Commission, Tenth Annual Report, 2004; United States General Accounting Office, Wire Based Competition Benefits Consumers in Select Markets, 2004.)

Penetration rates for telephone services in Texas are also consistent with national averages. An FCC report on telephone subscribership provides that in March 2003, 94.8% of Texas households received telephone service. Average monthly revenue from residential users has increased incrementally each year, and telephone revenue in Texas continues to increase for businesses, which are the customers for our network services. Telephone revenue has increased in Texas each year since 1995, with a 68% increase in telephone revenue between 1995 and 2001. This growth rate exceeds that of the nation, as United States telephone revenue increased 58.8% between 1995 and 2001. (Federal Communications Commission, Telephone Subscribership in the United States, 2003; Federal Communications Commission, Trends in Telephone Service, 2003.)

We believe that there is a growing demand for broadband Internet services in Texas. Texas is highly ranked in the number of households with high-speed Internet service. An FCC report concludes that as of June 2003, Texas ranked fourth among states in the United States for its number of high speed Internet lines with 1,610,935 lines. This number of lines represented an increase of 19.4% from the number of high-speed Internet lines in Texas in December 2002, only six months before. Of these high-speed Internet lines, 90.9% were used by residential and small business subscribers. Further, in May 2002, the Austin/San Marcos area reported the second highest percentage of households using Internet services in the United States, with 76.5%. (Federal Communications Commission, High-Speed Services for Internet Access: Status as of June 2003, 2003; Lazich, Market Share Reporter 2003, 2003, citing Yahoo! Internet Life, 2002, from Forrester Research and U.S. Census Bureau.)

The following table sets forth, in each of our markets, total marketable homes and marketable homes we pass. Information on total marketable homes and marketable homes passed is from data we collected in our markets and is as of March 31, 2004.

City	Total marketable homes	Marketable homes passed
Austin/San Marcos	350,000	52,972
San Antonio	550,000	49,435
Suburban Northwest Dallas	250,000	58,175
Waco	50,000	42,296
Corpus Christi	100,000	38,379
Midland/Odessa	70,000	32,944
Total(1)	1,370,000	280,959

(1)	As of March 31, 2004, we had 6,758 marketable homes passed in the Houston metropolitan area as a result of our TXU acquisition, which are included in marketable homes passed but not in total marketable homes.

Industry

In recent years, regulatory developments have led to changes and increased competition in the telecommunications industry. The Telecommunications Act of 1996 and its implementation through FCC regulations have broken down barriers between providers of different types of communications services. Companies that were effectively limited to providing one telecommunications service can now provide additional services with fewer regulatory restrictions or requirements.

Advances in technology have furthered changes in the industry by enabling delivery of cable television services, telephone services and broadband Internet services over different types of networks and making the delivery of more than one service over one broadband network feasible and economical. Advanced products such as high definition television, which in the past required prohibitive amounts of space on a network, can now be delivered in some form over communications providers’ existing networks. In our markets, local telephone providers are offering long-distance services and Internet services, cable providers are providing broadband Internet services and some cable television providers are also providing telephone service through VoIP.

We believe the industry is moving toward a scenario where most communications providers offer two or three services. Communications providers seek to offer multiple services to leverage their capital investments in their networks, protect their market share in their core service offerings from competition, achieve operating efficiencies and increase revenues from their existing customer bases. We believe that as more and more communications providers offer multiple services, providers will have to distinguish themselves from competitors by offering high quality products and services across all service types, better pricing that reflects some of the operational efficiencies and convenience to the customer in the form of a single bill and unified customer support.

While many competitors have begun to offer bundled services as a marketing approach, we believe few own and operate advanced networks capable of offering a full range of services on a large scale at competitive prices. Some telephone providers and cable television providers have formed joint ventures to provide more than one service to a customer, but we believe these ventures cannot offer the operational efficiencies of using a single, specially designed and fully integrated network system or the convenience we offer of local customer service and support and a single point of contact. We have built our networks to be able to provide bundled services over one fully-integrated, broadband network system, to be connected and serviced by one company, and we believe we are the first in our markets to offer this true “all-in-one” service. We believe that our ability to provide a tailored package of bundled services over one network system, developed from a wide range of service options, at competitive prices has been a key factor in enabling us to penetrate our markets.

Services

Bundled Services

We provide bundled cable television, telephone and broadband Internet services to our residential and business customers. Each bundled package offers the convenience and cost-savings of having one bill and one company providing the services. We believe we are the first company in many of our markets to offer one-stop shopping for cable television, telephone and broadband Internet access to residential and small business customers. We price our products competitively in each of our target markets, typically offering our products on an individual basis at a discount to our competitors’ nearest comparable offering. When customers purchase our products as part of a bundle of two or three services, they benefit from additional savings.

We offer a broad range of services designed to address the varying needs and interests of a wide range of existing and potential customers. The following table shows the range of the cable television, telephone and broadband Internet services we offer on a bundled basis.

Cable Television	Telephone	Internet

300+ analog and digital channels

Premium content, including:

•      HBO

•      Starz

•      Encore

•      Cinemax

•      Movie Channel

•      Spanish language package

High-definition television

Pay-per-view

Digital video recorder

Interactive source guide

Unlimited local calling

Long distance calling plans

Free “Grande-to-Grande” long distance telephone service

Custom features, such as

•      Voice Mail

•      Call waiting

•      Call forwarding

•      Three-way calling

•      Operator assistance

•      Directory assistance

Multi-line plan for small businesses

Tiered product offerings • 384K to 4.0 Mbps for residential customers • Up to 10Mbps dedicated access for small businesses Dial-up option Free email accounts Free hosted web page

We currently offer 12 to 15 different bundled packages, each of which provides a combination of cable television, telephone and/or broadband Internet service. Some of these packages target high-use residential and small businesses, while others are designed to appeal to those who use smaller amounts of these services. Total Bundle, Xtreme Bundle and Signature Bundle are three examples of our bundled service offerings that we offer on flat monthly rates to residential customers. The following table shows the key features of these three bundles.

Bundle	Cable Television	Telephone	Broadband Internet
Total Bundle	300+ channels of analog and digital cable plus premium cable services	local phone service with custom call features and voicemail plus 300 minutes of long distance	4.0Mbps download and 512Kbps upload data transfer capabilities

Xtreme Bundle	300+ channels of digital and analog cable	local phone service with custom call features and voicemail	3.0Mbps download and 384Kbps upload data transfer capabilities

Signature Bundle	80 channels of basic cable	local phone service with custom call features and voicemail	384Kbps download and 128Kbps upload data transfer capabilities

We provide a single consolidated bill for all of our bundled services. Because of operating efficiencies that result from providing multiple services to one customer, we are able to provide our customers additional savings when they purchase products as part of a bundle of two or three services. We believe that cost savings on a bundle of services and the ability to turn to one company for all three services are attractive to consumers.

We also believe that selling a bundled service has significant benefits to us. Our customers that receive more than one service from us historically have been less likely to switch providers and more likely to reorder service if they move within our service area. Selling a bundled service offering increases revenues per customer, reduces per service installation and repair costs, leverages our operating systems and distinguishes us in the market place.

As of March 31, 2004, we estimate that more than 73% of our customers located in areas where we are able to bundle our cable television, telephone and broadband Internet services purchased at least two of those services. On average, each of our residential and small business customers purchases two of our three services. Almost all of our services are provided over our own networks, sometimes referred to as on-net. We estimate that less than 1% of our 219,744 total service connections as of March 31, 2004 are attributable to resale telephone customers served through other facilities and dial-up Internet customers.

The following table shows the development of our subscriber base since we launched our services in 2001:

	As of December 31,			As of March 31,
	2001	2002	2003	2004
Operating data:
Marketable homes passed(1)	38,600	171,428	277,399	280,959
Customers(2)	10,329	52,269	102,740	110,790
Customer penetration(3)	26.8%	30.5%	37.0%	39.4%
Average monthly revenue per customer in the fourth quarter of the period(4)	$69.77	$74.80	$84.60	$87.14
Number of connections(5):
Cable television	6,775	42,230	71,855	75,255
Telephone	5,850	42,583	97,288	101,347
Broadband Internet	2,414	17,415	38,450	43,142

Total connections	15,039	102,228	207,593	219,744
Connection penetration(6):
Cable television	17.6%	24.6%	25.9%	26.8%
Telephone	15.2%	24.8%	35.1%	36.1%
Broadband Internet	6.3%	10.2%	13.9%	15.4%

Total connection penetration	39.0%	59.6%	74.8%	78.2%
Average monthly revenue per connection(7):
Cable television	$41.23	$44.97	$44.20	$46.03
Telephone	26.88	34.33	41.66	44.12
Broadband Internet	25.22	34.37	37.49	35.94

(1)	Marketable homes passed are the number of residential and business units, such as single residence homes, apartments and condominium units, passed by our networks, other than those we believe are covered by exclusive arrangements with other providers of competing services. Our networks passed 50,947, 219,713 and 329,560 homes overall as of December 31, 2001, 2002 and 2003, respectively. Marketable homes passed increased by 3,560 from December 31, 2003 to March 31, 2004, although the company constructed network passing 5,914 new marketable homes in the same period. The 2,354 difference arose from a first quarter 2004 database clean-up on legacy information from acquisitions completed in 2003.
(2)	Customers increased by 8,050 from December 31, 2003 to March 31, 2004, although the company completed a database clean-up on legacy information from acquisitions completed in 2003 that resulted in an upward adjustment in the customer count resulting in 1,900 additional previously uncounted customers.
(3)	We measure customer penetration as a percentage of the number of customers out of all marketable homes passed by our networks.
(4)	Average monthly revenue per customer is the average monthly revenue per residential and small business customer for cable television, telephone and broadband Internet services for the fourth quarter of the period presented.
(5)	Because we deliver multiple services to our customers, we report the total number of connections for cable television, telephone, and broadband Internet service in addition to the total number of customers. We count each cable television, telephone, or broadband Internet service purchase as a separate connection. For example, a single customer who purchases cable television, telephone and broadband Internet services would count as three connections. We do not record the purchase of long distance telephone service by a local telephone customer or the purchase of digital cable services by an analog cable customer as an additional connection. However, we do record each purchase of an additional telephone line by a local telephone customer as an additional connection. A more detailed discussion is contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Marketable Homes Passed, Penetration, Customers, Connections and Market Level Cash Flow.”
(6)	We measure connection penetration as a percentage of the number of connections out of all marketable homes passed by our networks. Because we deliver multiple services to our customers, connection penetration can be greater than 100%.
(7)	Average monthly revenue per connection is the average monthly revenue per connection for cable television, telephone and broadband Internet services for the fourth quarter of the period presented.

Cable Television

We offer basic cable, expanded cable and digital cable packages, as well as premium cable channels and digital music service. Our customers may choose from over 300 channels, including a wide range of television, music and movie channels. We offer additional features such as 30 premium movie channels, high definition television and digital video recording in most of our markets. Premium movie channels are offered individually or in packages of several channels as add-on services for an additional monthly fee. As of March 31, 2004, we provided cable television services to 75,255 connections. On average, during the first quarter of 2004, each of our cable television connections generated $46.03 in monthly revenues.

Our cable television offerings include:

Basic Cable. Our basic cable offering consists of over 80 analog channels, which generally consists of local broadcast television, local community and government access programming, and a number of satellite delivered or non-broadcast channels such as ESPN, CNN, Discovery Channel, Lifetime, TNT, A&E and Bravo.

Digital Cable. Our digital cable offering consists of our basic cable offering plus digital cable channels for a total of over 300 channels and includes an interactive electronic programming guide, 45 CD-quality channels of digital music, and an expanded menu of pay-per-view channels from additional digital channels. In addition, we have tailored our digital cable programming to include a large number of Spanish language channels to appeal to the large Spanish-speaking population in our markets.

Premium Movie Channels. These channels, which provide unedited, commercial-free movies, sports and other programming, include HBO, Cinemax, Showtime, The Movie Channel, Starz! and Encore.

Pay-Per-View. These channels allow basic analog and digital customers to pay to view a single showing of a recently released movie or a one-time special event, as well as packages of sporting events, such as the NHL™ hockey package, ESPN FULL COURT™ college basketball, championship boxing and wrestling.

High-Definition Television, Digital Video Recording and Other New Services. We have recently introduced high-definition television and digital video recording as add-on offerings to our digital cable subscribers in most of our markets. High-definition television provides our digital cable customers with a higher resolution picture than standard cable television. Digital video recording allows a digital cable customer to record, pause, rewind and replay programs that the customer is currently watching or that was previously recorded by the customer through an interactive menu. Our networks are designed to have sufficient capacity to meet the growing demand for additional high-bandwidth cable products, such as interactive gaming, for the foreseeable future.

Telephone

Local Service. We offer full-featured local telephone service, including standard dial tone access, 911 access, operator services and directory assistance. In addition, we offer a wide range of custom call services, including call waiting, call forwarding, call return, caller blocker, anonymous call rejection, auto redial, speed dial, three-way calling, priority-call and voice mail, each of which may be activated or deactivated by a customer, usually by dialing a simple activation code. We believe that our local telephone rates are competitive with the rates charged by the incumbent providers. As of March 31, 2004, we provided service to 101,347 telephone connections. On average, during the first quarter of 2004, each of our telephone connections generated $44.12 in monthly revenues.

Long Distance. Because we own our own long-distance telephone networks and related equipment in Texas, we are able to offer a range of retail long distance telephone services on a cost-effective basis. Our long distance services include traditional switched and dedicated long distance, toll-free calling, international, calling card and operator services. We offer our customers an option of a flat rate for long distance calls all day, every day, with no minimum monthly usage fees, and several prepaid long distance plans by which the customer pays a monthly fee for a pre-determined number of long distance minutes and a flat rate for any additional minutes. We also offer flat rate direct-dial international calling with no additional fees, surcharges or minimum call times per call. Our customers also may purchase 800 number calling services and calling card services. We believe our long distance telephone services are competitively priced. We offer our retail customers, as part of their subscription to our services, “free Grande-to-Grande,” which means there are no long distance charges for calls between two of our phone subscribers.

Broadband Internet Access

Through Grande.NET™, our broadband Internet service, we provide our Internet customers with high speed broadband Internet access through our networks, with speeds ranging up to 4.0 Mbps download and 384kbps upload for residential customers to up to 10 Mbps for commercial users. We offer multiple tiers of high-speed broadband access. We also offer low-price dial-up Internet access, but most of our residential and small business customers take advantage of the wide bandwidth and high data speeds available on our broadband networks. Our Internet customers have a choice of services with different download and upload speeds for different monthly charges. Grande.NET™ Internet service provides unlimited dedicated access to the Internet without dialing in or logging on to a network and without a dedicated telephone line. Our higher speed service offers superior speeds to DSL and appeals to the more sophisticated broadband Internet user. We also provide to our customers a specific number of free e-mail accounts and personal Web space. Customers have the option to purchase or rent a cable modem from us or purchase it directly from the retailer. We expect businesses and sophisticated users will require faster Internet access and larger bandwidth in the future, and we intend to offer products that will meet that demand using our high capacity networks. As of March 31, 2004, we provided broadband Internet services to 43,142 connections. On average, during the first quarter of 2004, each of our broadband Internet connections generated $35.94 in monthly revenues.

Broadband Transport Services

We offer access to our metro area and long-haul fiber networks and provide network related services to other local and long-distance telephone companies and Internet service providers, as well as large and medium sized enterprises that we pass with our networks. These services can include dark fiber leases and indefeasible right of use, custom network construction or lateral builds and access to the networks at various wavelengths. We also provide private lines services to enterprises, carriers and Internet service providers which allow the customer to connect multiple sites through dedicated point-to-point circuits which carry voice and data traffic at high-speeds. We currently provide access to our metro area and long-haul fiber networks in 16 cities in Texas, as well as Tulsa and Oklahoma City, Oklahoma, Little Rock, Arkansas and Shreveport, Louisiana. A metro area network is a high-speed data intra-city network, usually including a fiber optic ring, that links multiple locations within a city. Each of our metro area networks connects to most carrier points of presence, major incumbent local exchange carrier, or ILEC, and competitive local exchange carrier, or CLEC, central offices, hotels, central and suburban business centers, data centers and co-location facilities in these areas.

Network Services

We offer network services to medium and large enterprises and other communications service providers. All of these services are provided using primarily the same personnel and network infrastructure which we use to provide cable television, telephone and broadband Internet services to our retail customers. This allows us to leverage our existing resources and expertise to generate incremental revenues and cash flow. We believe that our ability to leverage our existing capabilities and network infrastructure has allowed us to support the early development of our core retail services while amortizing the cost of our networks over a larger revenue base. Since our networks pass these larger enterprises and carriers anyway, our goal has been to serve these customers and earn a return from every mile of network.

Our network services encompass a broad range of telephone and data services which primarily include:

Switched Carrier Services. These services consist of our regional transmission services to carriers and other telecommunications companies. This primarily involves our selling access to and transporting minutes for long-distance telephone companies for interstate and intrastate long-distance traffic terminations.

Data Services. We provide services to Internet service providers, which we call our managed modem services, that allow the Internet service provider to deliver high-speed Internet service to customers in areas where our networks are located. We provide the modems, offer dial-up and a variety of related services, including server hosting, direct access between our networks and the network of the Internet service provider, a customer-maintained user database, end-user technical support services and billing services. We also offer various other data services, such as inbound local calling and toll-free 800 calling to enterprises and other communications providers.

Managed Services. We provide telephone services, as well as the infrastructure needed to offer local telephone service, to competitive local exchange carriers. This enables the carriers to offer telephone services to their customers using our networks, including a local dial tone, local telephone features, long distance switching and calling cards. We also provide a comprehensive national directory assistance service which includes local and long distance directory assistance for listings in the United States. We also provide equipment co-location services that permit Internet service providers to collocate modems, routers or network servers with our network equipment.

Marketing and Sales

Our sales and marketing efforts focus on potential customers along our existing network footprint and emphasize the convenience, savings and improved service that can be obtained by subscribing to bundled services. As of March 31, 2004, we had 95 employees dedicated to sales and marketing. We expect that number will grow as we continue to build-out our networks.

Marketing

In each of our markets we have established a strong community presence that we believe has positioned Grande as the home-town company, despite the fact that we are not an incumbent service provider in any of our markets. We believe our home-town image enables us to appeal to residential customers and small businesses in our markets as well as to local universities, utilities, hospitals and other institutions. A key part of our marketing strategy has been to support local community organizations by sponsoring and participating in local charitable events and other community activities. Our Passion and Commitment Investment Club, or P&C Investment Club, which supports community organizations that provide food, shelter, clothing and healthcare to persons in need in our markets, has made significant donations to non-profit organizations across Texas and has been recognized with numerous local and state-wide awards for its community service. We believe that this community participation directly supports our direct sales force by creating a strong local brand to which we believe potential customers are receptive. We believe that this helps us to penetrate our target markets where the acquisition of new customers is typically dependent upon customers switching to our services from their existing providers.

We focus our marketing efforts on areas served by our networks through such means as direct mail campaigns, outdoor space advertising and local events sponsorship. In newly constructed network areas, we will undertake an extensive marketing campaign prior to activation of our services, beginning with direct mailings and door-hangers. In established areas we focus on marketing additional services to those customers who have previously subscribed to one or two of our products. For example, we run Grande television advertisements on our own cable system which emphasize our telephone and broadband Internet products that are available as part of a bundle. In both new and established areas, we will, to a lesser extent, use traditional advertising outlets, such as television, radio and local newspaper advertising, to reach potential customers.

Sales

We have separate sales teams in each of our markets dedicated to residential, multiple dwelling units, or MDUs, and commercial customers. Each of these sales teams reports to separate sales management that is responsible for all of the sales in a particular market segment. We have a general manager for each of our Austin/San Marcos, San Antonio, Waco, Corpus Christi, Midland/Odessa and northwestern Dallas markets. We also have separate sales teams dedicated to broadband transport and network services.

A standard residential sales team consists of direct sales, outbound sales, counter sales and support personnel. A typical commercial sales team consists of account executives and specialized business installation coordinators. Our MDU sales team has developed relationships with owners and management of the MDU properties in our target markets, which enables us to gain access to new customers as soon as they move into their unit. Our network services sales team focuses on making direct contact with communications providers principally via sales calls, trade shows and our sales team’s existing industry relationships. Our call center sales team handles all incoming and outgoing sales calls.

Our sales team is cross-trained on all our products to support our bundling strategy. Our sales team is compensated based on connections and is therefore motivated to sell more than one product to each customer. However, our sales force is highly incentivized to sell the right services to a particular customer without overselling. Our sales personnel will not get credit for selling products that are later cancelled within a certain number of months after the start of service. We believe that by providing the appropriate level of services to each customer, we are more likely to retain that customer, which reduces our overall customer turnover rate.

In addition, we have different sales strategies for marketing to customers in newly constructed network areas and to customers in established network areas. In new areas, prior to activation of our services, we target customers with door-to-door solicitations and outbound telemarketing as part of an extensive marketing campaign in the area. In established areas, we assign territories to individual direct sales representatives, which provides the ability to adjust sales techniques to fit the profile of different buyers in particular areas.

We work to gain customer referrals for additional sales by focusing on service and customer satisfaction. We have implemented several retention and customer referral tactics, including customer newsletters, personalized e-mail communications and loyalty programs. These programs are designed to increase loyalty, retention and up sell among our current base of customers.

Customer Care, Billing and Installation

Customer Care

We believe that the combination of bundled communications services on our own networks and quality customer care will be key drivers to effectively compete in the residential market. We believe that the quality of service and responsiveness differentiates us from many of our competitors. We provide customer service 24 hours a day, seven days a week. Our representatives are cross-trained to handle customer service transactions for all of our products. We operate a virtual customer phone center system, with centers in Waco and Austin that handle all customer service transactions other than network trouble calls, which we handle through our technical service center centrally located in San Marcos. In addition, we provide our business customers with a local customer service representative, which we believe improves our responsiveness to customer needs and distinguishes our products in the market. We believe it is a competitive advantage to provide our customers with the convenience of a single point of contact for all customer service issues for our cable television, telephone and broadband Internet services and is consistent with our bundling strategy.

We monitor our networks 24 hours a day, seven days a week through our network operations center. All of our acquisitions have been fully integrated into our network operating systems and are monitored by our central network operations and control center, or NOCC, in San Marcos. Our NOCC allows us to detect problems before or as soon as any service interruption occurs. We strive to resolve service delivery problems prior to customer awareness of any service interruptions.

Billing

We have invested significant resources in an integrated provisioning and billing system that is sufficiently scalable to support a full build-out in our existing markets and beyond. We have a single billing platform for cable television, telephone and broadband Internet services. This system greatly enhances our ability to address customer billing issues and also enables us to send a single bill to our customers for cable television, telephone and broadband Internet services. The billing systems are also fully integrated, except for the billing system acquired in the Advantex acquisition, which should be fully integrated by the second quarter of 2004. We have a separate billing platform for broadband transport and network services.

Installation

We have a single group of installers who install the equipment for all our of our cable television, telephone and broadband Internet offerings. This creates operating efficiencies for us by reducing the number of installation personnel we are required to maintain and allowing us to make one trip to the customer premises at the commencement of service. Our dispatch, order taking and installation management processes are coordinated for increased efficiency. We believe that this integrated and streamlined installation process creates a positive experience with Grande for the customer.

Corporate Culture

We believe our success depends in part on motivating our employees to deliver top quality service to our customers. We strive to create an environment where employees have a say in, and an impact on, our operations. Our “Great Game of Grande” program is an open book approach to business that empowers our employees to drive the success of our company. Through this program, each employee has access to certain goal-setting figures, and we provide training so all employees can understand how their efforts drive Grande’s achievements of these goals. Through our training, seminars and other educational programs, our goal is to become a company where all employees feel they have a stake in the success of the company and make decisions accordingly. We believe that this dedication particularly helps us in the areas of customer service, technical support and other departments that interact directly with our customers. We feel that this provides us with an advantage over our competitors, especially in an industry where superior customer service can provide an extra edge.

We encourage our employees to build strong community bonds through volunteerism and community service. The P&C Investment Club is an employee-run program that supports community organizations that provide food, shelter, clothing, healthcare and encourage technology initiatives in lower income neighborhoods. More than half of our employees are members of this club and participate by donating their time and money to the program. Through the P&C Investment Club and other service programs, Grande and its employees were involved with more than 80 community service projects throughout Texas in 2003. Grande and its employees have been recognized by Texas newspapers, radio stations, universities and professional associations for these community service contributions. We believe our community involvement and other local contributions drive the recognition of Grande as a home-town company.

Our Networks

Overview

Our networks consist of three primary components:

•	newly constructed, fully integrated, high capacity fiber-to-the-curb networks in each of our six markets over which we deliver our cable television, telephone and broadband Internet services. As of March 31, 2004, these networks passed 280,959 marketable homes and small businesses. As of March 31, 2004, we had 49 cable franchise agreements with cities in Texas, representing approximately 1,400,000 marketable homes in our six markets;

•	a long haul fiber network that consists of 3,000 route miles that link each of our markets, except Midland/Odessa, and link other markets in the region; and

•	a nationwide switching and interconnection platform, which we acquired in our purchase of the assets of Thrifty Call in July 2000. This platform served as the foundation for our provision of residential telephone and broadband Internet services. We continue to utilize this platform to leverage our networks and capabilities to offer our network services, which generate incremental cash flow to support the growth of our retail offerings in our six markets.

We also operate a network operations center in San Marcos, Texas, and monitor our networks 24 hours a day, seven days a week. Technicians in each of our service areas in Texas perform installations and repairs and monitor the performance of our networks. We train our technicians to install all of our bundled retail services. Our technicians also perform maintenance and repair on a regularly scheduled basis. We maintain the quality of our networks to minimize service interruptions and extend the broadband networks’ operational life. We primarily use our own personnel for the construction and maintenance of our networks. We maintain construction crews to engineer and repair our networks and to manage the construction process. As of March 31, 2004, we had 78 employees dedicated to engineering, facilitating and monitoring the construction of our networks.

Although we own our own networks, like all providers serving less than all of the homes and businesses in a particular market, we rely on local telephone companies and other companies to connect our local telephone customers with customers of other local telephone providers. We have access to other companies’ telephone networks, including those of SBC Communications, BellSouth, and Verizon, under standard interconnection agreements. These and other telephone companies also rely on interconnection agreements with us to connect to our telephone customers. These types of arrangements are required by federal law, as discussed below under the caption “—Regulation of Cable Services—Regulation of Telecommunications Services—Federal Regulation of Telecommunications Services.” There is an arbitration proceeding regarding SBC Communications’ standard interconnection agreement pending in Texas that is expected to impact all providers that interconnect with SBC Communications’ network, as discussed under the caption “Legal Proceedings” below.

The following sections describe in greater detail the primary components of our networks.

High Capacity Fiber-to-the-Curb Networks

Each of our six markets is served by a high capacity fiber-to-the-curb network, meaning the network deploys fiber optic cable to nodes serving 24 to 500 homes depending on the specific network architecture and typically leaves no more than 500 feet of hybrid fiber-coaxial cable or copper wire between the nodes and each customer premise. We believe this architecture, which utilizes 860 Mhz signals, provides us with significantly greater capacity than our incumbent cable competitors who generally operate networks deployed at 750 Mhz. Although our architecture varies from market to market, the following diagram is a general depiction of our fiber-to-the-curb network architecture.

We have deployed centralized facilities and backbone transport fiber rings in each of our six markets. Our centralized facility in each market consists primarily of a cable headend which aggregates programming content for distribution and a telephony switch for our telephone services which interconnects with either our own regional network or the public switched telephone network, or PSTN. This facility is connected to a backbone transport ring, which is a redundant, self-healing synchronous optical network, or SONET, loop that interconnects our hubs within a market. Each hub is then connected to an additional fiber SONET loop that distributes content to specific regions within a market. Across these rings, remote digital terminals, or RDTs, then serve as the starting point for branches of fiber optic lines, which terminate at optical network units, also known as nodes, that serve between 24 and 500 homes over hybrid fiber-coaxial cable. In certain markets, traditional copper wire is also deployed from the node for the delivery of telephone service. This architecture generally brings fiber optic cable to within 500 feet of each customer premise.

Our high capacity fiber-to-the-curb networks provide us with a number of cost and competitive advantages:

•	greater existing capacity than our competitors.

•	ability to cost effectively increase capacity if required by increased demand. Unlike our cable competitors, for whom we believe any increases above their existing 750 Mhz architecture may be cost prohibitive due to their reliance on amplifiers throughout their network, our network was designed so that it could be upgraded to 1 Ghz without significant expense and without the need to add amplifiers;

•	ability to expand network footprint incrementally. Through the deployment of additional distribution loops off our existing transport rings we are able to incrementally expand our footprint in our existing markets without the need to incur a significant increase in capital expenditures; and

•	ability to provide incremental broadband transport services. When we deployed our core backbone loops we designed them to pass important communications hubs, such as central offices, so that they would be attractive sources of intra-city broadband transport for larger enterprises and other communications carriers. By optimizing our footprint in this fashion we have been able to generate incremental revenues and cash flow that would not otherwise have been available to us.

Long Haul Network

In March 2003, we acquired the assets of C3 Communications, which provided us with 3,000 route miles of fiber optic cable that now interconnect all of our Texas markets except Midland/Odessa with other markets in Texas as well as Shreveport, Louisiana, Little Rock, Arkansas and Tulsa and Oklahoma City, Oklahoma. This network, which consists of three SONET rings, significantly lowers our cost of inter-city transport between our markets enabling us to more cost effectively monitor our networks and offer our free “Grande to Grande” long distance calling plan. The network also enables us to offer enterprise and carrier customers regional inter-city broadband transport as well as the intra-city transport we offer in our six markets.

Nationwide Switching and Interconnection Platform

In July 2000, we purchased the assets of Thrifty Call, a communications service provider, which served as the foundation for our provision of residential telephone and broadband Internet services. Thrifty Call also owned a nationwide switching and interconnection network for the delivery of wholesale communications services to other carriers. Since 2000 we have maintained and developed the original platform, which now consists of switches in Dallas, Austin/San Marcos, Waco and Houston, Texas, Atlanta, Georgia, Orlando, Florida and Indianapolis, Indiana, as well as various interconnection points across the country. This network is interconnected by leased lines and leverages our existing capabilities and infrastructure.

Competition

The telecommunications industry is highly competitive. We compete primarily on the basis of the price, availability, reliability, variety and quality of our offerings and on the quality of our customer service. Our ability to compete effectively depends on our ability to maintain high-quality services at prices generally equal to or below those charged by our competitors. In particular, price competition in the retail services and broadband transport services markets generally has been intense and is expected to increase.

We are not the first provider of any of our three principal services in any of our markets. We compete with numerous other companies that have provided services longer to the residents in these areas, and we often have to convince people to switch from other companies to Grande. Some of our competitors have significant competitive advantages over us, such as more years of experience, greater resources, mass marketing capabilities and broader name recognition. Our primary competitors include:

•	for cable television services, TimeWarner, CableOne, Cox Communications, Comcast, Charter Communications, DirecTV and EchoStar Communications (DISH Network);

•	for broadband Internet services, SBC Communications, TimeWarner, Verizon, Comcast, Charter Communications, CableOne, Cox Communications, CenturyTel, Direct-PC and STIC.NET;

•	for long-distance telephone services, AT&T, MCI, Sprint and SBC Communications; and

•	for local telephone services, SBC Communications, Verizon, CenturyTel, AT&T, MCI and Birch Telephone.

Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors.

Telephone

Our principal competitor for local services is the incumbent carrier in the particular market, which is SBC Communications in a large majority of our market areas. Incumbent carriers enjoy substantial competitive advantages arising from their historical monopoly position in the local telephone market, including pre-existing customer relationships with all or virtually all end-users. We also face competition from the alternative service providers including competitive providers such as CenturyTel and Birch, in Corpus Christi and Waco, respectively, many of which already have established local operations in our markets. Cable providers may also enter the local telephone market in some of our service areas.

We expect to continue to face significant competition for long distance telephone services from the incumbent long distance providers, such as AT&T, MCI and Sprint, which account for the majority of all U.S. long distance revenues. The major long distance service providers benefit from established market share, both in traditional direct-dial services as well as in prepaid and dial around products, and from established trade names through nationwide advertising. However, we regard our long-distance service as a complementary service rather than a principal source of revenues. Certain incumbents including, AT&T, MCI and Sprint, are able to offer local services in major U.S. markets using their existing infrastructure in combination with resale of ILEC service, lease of unbundled local loops or other providers’ services. A new threat comes from the incumbent ILECs entrance into the long distance market. In Texas, this would be SBC Communications and Verizon.

We increasingly face competition in the local and long distance telephone market from cable companies and wireless carriers. We believe that wireless telephone service currently is viewed by consumers as a supplement to, and not a replacement for, traditional telephone service. Wireless service generally is more expensive than traditional local telephone service and is priced on a usage-sensitive basis. However, the rate differential between wireless and traditional telephone service has begun to decrease and is expected to further decrease and lead to more competition between providers of local and wireless telephone services. Although customers generally continue to subscribe to their landline telephone service, wireless telephone service may be an even bigger threat to the long distance telephone market especially as usage rates continue to decrease and nationwide wireless telephone services are offered for flat monthly rates.

We also may increasingly face competition from businesses, including incumbent cable providers, offering long distance services over the Internet. These businesses could enjoy a significant cost advantage because, at this time, they generally do not pay carrier access charges or universal service fees. As explained more fully below under the caption “—Legislation and Regulation,” the regulatory status of VoIP service is being considered by the FCC and various states. The conclusions reached by these agencies will largely determine the viability and profitability of VoIP service, and, possibly, the success of our competitors offering this service.

Cable Television

Our cable television service competes with the incumbent cable television provider in all of our markets except in certain private development subdivisions where we are currently the only authorized cable provider. The incumbent cable providers in our markets, such as TimeWarner in Austin, San Antonio, Corpus Christi and Waco, Cable One in Odessa, Cox Communications in Midland and Austin and Comcast in northwest Dallas, have significantly greater resources and operating history than we do. We also compete with satellite television providers such as DirecTV and EchoStar Communications (DISH Network), as well as other cable television providers, broadcast television stations, other satellite television companies and wireless cable services. We face additional competition from private satellite master antenna television systems that serve condominiums, apartment and office complexes and private residential developments, and these systems are generally free of any regulation by state or local government authorities.

Legislative and regulatory developments may lead to additional cable competitors. The Cable Television Consumer Protection and Competition Act of 1992 contains provisions, which the FCC has implemented with regulations, to enhance the ability of cable competitors to purchase and make available to consumers certain satellite-delivered cable programming at competitive costs. The Telecommunications Act of 1996 eliminated many of the restrictions on local telephone companies that offer cable programming, and we may face increased competition from such companies. Several major local telephone companies have announced plans to provide cable television services to homes, which may compete with our services.

We obtain our cable programming by entering into arrangements or contracts with cable programming suppliers. Currently, a programming supplier that delivers its programming terrestrially (as opposed to by satellite) may be able to enter into an exclusive arrangement with one of our cable competitors for the delivery of certain programming, creating a competitive disadvantage for us by restricting our access to that programming. This generally involves local and regional programming, such as news and sporting events.

Some of our competitors may purchase programming at more advantageous rates due to their size and the availability of volume discounts. We purchase programming using the services of a national cooperative that seeks to obtain more favorable pricing on behalf of smaller cable providers nationwide.

The FCC and Congress also have adopted laws and policies providing a more favorable operating environment for new and existing technologies that may compete with our various video distribution systems.

These technologies include, among others, direct broadcast satellite service in which signals are transmitted by satellite to receiving facilities located on customer premises.

Broadband Internet Services

The Internet access market is extremely competitive and highly fragmented. Providing broadband Internet services is a rapidly growing business and competition is increasing in each of our markets. Some of our competitors benefit from stronger name recognition and greater resources, experience and marketing capabilities. For broadband Internet services, we primarily compete with SBC Communications, TimeWarner, Verizon, Comcast, Charter Communications, CenturyTel, Direct-PC, Earthlink and STIC.NET. Other competitors include traditional dial-up Internet service providers, providers of satellite-based Internet services, other local and long distance telephone companies and cable television companies.

Many companies provide individuals and businesses with direct access to the Internet and a variety of supporting services. In addition, many companies such as Microsoft Corporation and AOL offer online services consisting of access to closed, proprietary information networks with services similar to those available on the Internet, in addition to direct access to the Internet. These companies generally offer broadband Internet services over telephone lines using computer modems. Some of these Internet service providers also offer high-speed integrated services using digital network connections and DSL connections to the Internet, and the focus on delivering high-speed services is expected to increase. Cable television companies also have entered the Internet access market using broadband facilities.

Bundled Services

We believe that, among our existing competitors, incumbent cable providers, the ILECs, CLECs and satellite television providers represent our primary competitors in the delivery of a bundle of two or more telephone, cable television and broadband Internet services. Presently, TimeWarner and SBC Communications offer a combination of two or more of these services in our markets. We expect that the ILECs and incumbent cable providers that do not yet offer more than one service will begin to offer a combination of these services in the near future. The introduction of bundled service offerings by our competitors could have a significant adverse impact on our ability to market our bundled services to customers, especially in markets where we are currently the only source of a combination of these services.

Network Services

We have a wide range of competitors in the provision of network services. We compete with virtually all large communications companies that own their own network equipment.

Employees

As of March 31, 2004, we had approximately 811 full-time employees, other than temporary employees. None of our employees is subject to collective bargaining agreements. We believe that our relations with our employees are good.

Properties

We lease our corporate headquarters and network operations center in San Marcos, Texas, which consists of approximately 52,548 square feet of office space, as well as 12 other office sites in Texas, of approximately 245,829 square feet of office space collectively. We primarily lease the real property sites in each of our markets upon which our network equipment is located, including sites for our head-ends where programming is received via satellite, hubs, network equipment and points of presence. We have rights of way, licenses or other access rights to the real property over which our network fiber crosses, generally under our franchise agreements. With respect to our long-haul network, we lease the real property sites where our switches, network equipment including co-location facilities and points of presence are situated.

Legal Proceedings

Both the FCC and the Department of Justice are conducting investigations understood to involve billing practices by MCI and related issues involving companies that terminated or otherwise may have handled traffic on behalf of MCI, including those companies participating in MCI’s Least Cost Routing Program. We believe we were a substantial participant in the Least Cost Routing Program. The Department of Justice has convened a grand jury in the Southern District of New York as part of its investigation. The grand jury has issued document subpoenas to a number of companies in the telecommunications industry, including us. We are cooperating with the Department of Justice and have produced and are continuing to produce responsive documents. The FCC has issued a letter of inquiry to us and other companies seeking documents and requesting information relating to the above described billing practices and the compliance by such companies, including us, with applicable laws and regulations. We have responded to the letter of inquiry and are continuing to produce additional documentation and to supplement our answers to certain questions. The FCC may issue additional letters of inquiry in the future, to which we would intend to respond in the same manner. We cannot predict the outcome of these investigations or their duration. If these investigations result in current or prior billing practices being identified as violative of applicable laws or regulations, result in penalties being imposed upon us, result in further proceedings against specific companies, including ours, result in changes in the law or regulations that would have an industry-wide effect, or lead to litigation among parties involved in terminating or otherwise routing traffic, the impact could have a material adverse effect on our business and financial condition.

As a telecommunications company, we are a party to regulatory proceedings in the ordinary course of our business at both the state and federal levels. For example, we along with many other telecommunications companies in Texas are currently a party to a proceeding before the Public Utility Commission of Texas, or PUCT, relating to the terms of SBC Communications’ standard interconnection agreement and an anticipated successor to this interconnection agreement. This proceeding is expected to conclude during the summer of 2004. We cannot anticipate the outcome of this proceeding at this time but do not believe that the outcome will, individually, or in the aggregate with any other regulatory proceedings, have a material adverse effect on our business, financial condition or results of operations.

Legislation and Regulation

The cable television industry currently is regulated by the FCC, some state governments but not including Texas and most local governments. Telecommunications services are regulated by the FCC and state public utility commissions, including the PUCT. Internet services generally are not subject to significant regulation although this may change in the future. Legislative and regulatory proposals under consideration by Congress and federal agencies may materially affect the provision, cost and profitability of cable television, telecommunications and broadband Internet services. Set forth below is a brief summary of significant federal laws and regulations affecting the growth and operation of the cable television and telecommunications industries and a description of certain state and local laws.

Regulation of Cable Services

Federal Regulation of Cable Services

The FCC, the principal federal regulatory agency with jurisdiction over cable television, has promulgated regulations covering many aspects of cable television operations pursuant to federal laws governing cable television. The FCC may enforce its regulations through the imposition of fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses, permits and authorization. A brief summary of certain federal regulations follows.

Rate Regulation. The Cable Television Consumer Protection and Competition Act of 1992 authorized rate regulation for certain cable communications services and equipment in communities where the cable operator is not subject to effective competition. Pursuant to the Telecommunications Act of 1996, as of April 1, 1999, only the basic tier of cable television service, which does not include the expanded basic tier of cable television service, and equipment used to receive the basic tier of cable television service remain subject to rate regulation. Basic rates of operators not subject to effective competition are subject to limited regulation by local franchising authorities that choose to regulate these rates.

The Cable Television Consumer Protection and Competition Act of 1992 requires such local franchising authorities to certify with the FCC before regulating basic cable rates. The FCC’s rate regulations do not apply where a cable operator demonstrates that it is subject to effective competition. Our company meets the FCC definition of effective competition in the areas that we currently serve. To the extent that any municipality attempts to regulate our basic rates or equipment, we believe we could demonstrate to the FCC that our systems all face effective competition and, therefore, are not subject to rate regulation.

Carriage of Broadcast Television Signals. The Cable Television Consumer Protection and Competition Act of 1992 established broadcast signal carriage requirements. These requirements allow commercial television broadcast stations that are local to a cable system to elect every three years whether to require the cable system to carry the station or whether to require the cable system to negotiate for consent to carry the station. The most recent must-carry/retransmission consent elections were made in October 2002. Stations are generally considered local to a cable system where the system is located in the station’s Nielsen designated market area. Cable systems must obtain retransmission consent for the carriage of all distant commercial broadcast stations, except for certain superstations, which are commercial satellite-delivered independent stations such as WGN. We carry some stations pursuant to retransmission consents and in some cases have agreed to either pay fees for such consents or to carry additional services pursuant to retransmission consent agreements.

Local non-commercial television stations are also given mandatory carriage rights, subject to certain exceptions, within a certain limited radius. Non-commercial stations are not given the option to negotiate for retransmission consent.

The FCC has recently adopted rules for the carriage of digital broadcast signals and is considering rules that would require cable systems to carry both the analog and digital signals of television stations entitled to must-carry rights during those stations’ transition to full digital operations. If that “dual carriage” rule is adopted, we, like other cable operators, may have to discontinue other channels of programming.

As the marketplace for the programming and distribution of broadcast television evolves, so too may our rights and obligations as a provider of cable service. For instance, the FCC recently consented to the purchase of DirecTV by News Corp., the owner of the Fox television network, subject to certain conditions. As a result of this transaction, in addition to owning a broadcast television network, News Corp. became a nationwide multichannel video programming distributor. News Corp.’s vertical integration prompted the FCC to impose certain conditions on the company. Some of these conditions could affect our business. For instance, with respect to News Corp.’s Fox television network:

•	Cable operators may submit disputes with News Corp. over the terms and conditions of a retransmission consent negotiation to commercial arbitration. While the arbitration is pending, News Corp. may not deny continued carriage of the broadcast station as long as it is not a first time request for carriage. An aggrieved cable operator may seek review of an arbitrator’s decision by the FCC.

•	A cable operator with fewer than 400,000 total subscribers may appoint a bargaining agent to bargain collectively on its behalf in negotiating with News Corp. for retransmission consent.

•	News Corp. must comply with the FCC’s “good faith” retransmission consent negotiation obligations under the Satellite Home Viewer Improvement Act until the program access rules expire, currently October 5, 2007.

Nonduplication of Network Programming. Cable television systems that have 1,000 or more subscribers must, upon the appropriate request of a local television station, delete or “black out” the simultaneous or nonsimultaneous network programming of a distant same-network station when the local station has contracted for such programming on an exclusive basis.

Deletion of Syndicated Programming. Cable television systems that have 1,000 or more subscribers must, upon the appropriate request of a local television station, delete or “black out” the simultaneous or nonsimultaneous syndicated programming of a distant station when the local station has contracted for such programming on an exclusive basis.

Registration Procedures and Reporting Requirements. Prior to commencing operation in a particular community, all cable television systems must file a registration statement with the FCC listing the broadcast signals they will carry and certain other information. Additionally, cable operators periodically are required to file various informational reports with the FCC.

Technical Requirements. Historically, the FCC has imposed technical standards applicable to the cable channels on which broadcast stations are carried and has prohibited franchising authorities from adopting standards which were in conflict with or more restrictive than those established by the FCC. The FCC has applied its standards to all classes of channels which carry downstream National Television System Committee video programming. The FCC also has adopted standards applicable to cable television systems, including Grande, using frequencies in certain bands in order to prevent harmful interference with aeronautical navigation and safety radio services and has also established limits on cable system signal leakage. Operators are required to conduct tests and to file with the FCC results of those cumulative leakage testing measurements. Operators that fail to make this filing or exceed the FCC’s allowable cumulative leakage index risk being prohibited from operating in those frequency bands in addition to monetary fines or other sanctions.

The Cable Television Consumer Protection and Competition Act of 1992 requires the FCC to update periodically its technical standards. Pursuant to the Telecommunications Act of 1996, the FCC adopted regulations to assure compatibility among televisions, VCRs and cable systems, leaving all features, functions, protocols and other product and service options for selection through open competition in the market. The Telecommunications Act of 1996 also prohibits states or franchising authorities from prohibiting, conditioning or restricting a cable system’s use of any type of subscriber equipment or transmission technology. Most recently, the FCC has adopted technical standards in connection with cable systems’ carriage of digital television signals.

Franchise Authority. The Cable Communications Policy Act of 1984 affirmed the right of franchising authorities, which are the cities, counties or political subdivisions in which a cable operator provides cable television service, to award franchises within their jurisdictions and prohibited non-grandfathered cable systems from operating without a franchise in such jurisdictions. We hold cable franchises in all of the franchise areas in which we provide service. The Cable Television Consumer Protection and Competition Act of 1992 encouraged competition with existing cable systems in several areas, including by:

•	allowing municipalities to operate their own cable systems without franchises;

•	preventing franchising authorities from granting exclusive franchises or from unreasonably refusing to award additional franchises covering an existing cable system’s service area; and

•	prohibiting, with limited exceptions, the common ownership of cable systems and co-located multi-channel multipoint distribution or satellite master antenna television systems, which prohibition is limited by the Telecommunications Act of 1996 to cases in which the cable operator is not subject to effective competition.

The Telecommunications Act of 1996 exempted those telecommunications services provided by a cable operator or its affiliate from cable franchise requirements although municipalities retain authority subject to state law to regulate the manner in which a cable operator uses the public rights-of-way to provide telecommunications services.

Franchise authorities may not require a cable operator to provide telecommunications service or facilities, other than institutional networks, as a condition of franchise grant, renewal, or transfer. Similarly, franchise authorities may not impose any conditions on the provision of such service.

Franchise Fees. Although franchising authorities may impose franchise fees under the Cable Communications Policy Act of 1984, as modified by the Telecommunications Act of 1996, such payments cannot exceed 5% of a cable system’s annual gross revenues derived from the operation of the cable system to provide cable television services. The FCC concluded that Internet access via cable modem is an information service and that revenues derived from cable modem services may not be included in the gross revenues used to calculate cable franchise fees. Franchise fees apply only to revenues from cable television services. However, the Ninth Circuit Court of Appeals recently held that cable modem service is comprised of both an information component and a telecommunications component. This holding contradicts the FCC’s finding that cable modem service is an information service. The FCC has appealed the Court’s holding. A finding that cable modem service is not strictly an information service could subject the service to payment of franchise or other fees and other regulatory requirements.

Franchise Renewal. The Cable Communications Policy Act of 1984 established renewal procedures and criteria designed to protect incumbent franchisees against arbitrary denials of renewal. These formal procedures are mandatory only if timely invoked by either the cable operator or the franchising authority. Even after the formal renewal procedures are invoked, franchising authorities and cable operators remain free to negotiate a renewal outside the formal process. Although the procedures provide substantial protection to incumbent franchisees, renewal is by no means assured, as the franchisee must meet certain statutory standards. Even if a franchise is renewed, a franchising authority may impose new and more onerous requirements such as upgrading facilities and equipment, although the municipality must take into account the cost of meeting such requirements.

The Cable Television Consumer Protection and Competition Act of 1992 made several changes to the process which may make it easier in some cases for a franchising authority to deny renewal. The cable operator’s timely request to commence renewal proceedings must be in writing and the franchising authority must commence renewal proceedings not later than six months after receipt of such notice. Within a four-month period beginning with the submission of the renewal proposal, the franchising authority must grant or deny the renewal. Franchising authorities may consider the “level” of programming service provided by a cable operator in deciding whether to renew. Franchising authorities currently may deny renewal based on failure to substantially comply with the material terms of the franchise, even if the franchising authority has “effectively acquiesced” to such past violations. The franchising authority is stopped only if, after giving the cable operator notice and opportunity to cure, the authority fails to respond to a written notice from the cable operator of its failure or inability to cure. Courts may not reverse a denial of renewal based on procedural violations found to be harmless error.

Program Access and Exclusivity. The Cable Television Consumer Protection and Competition Act of 1992 and the FCC’s rules generally prohibit cable operators and vertically integrated satellite programmers from entering into agreements that have the purpose or effect of preventing or substantially hindering the ability of multichannel video programming distributors from providing satellite programming to their subscribers. The rules specifically prohibit vertically integrated cable operators from entering into exclusive distribution agreements with satellite programmers in which they have an attributable interest. Unless the FCC finds that the prohibitions continue to be necessary to protect competition, the rules will expire on October 5, 2007.

The program access rules currently do not restrict a vertically integrated cable operator from offering terrestrially delivered programming on an exclusive basis. If vertically integrated competitors obtain exclusive programming agreements, they may gain competitive advantages that adversely affect the ability to grow our business.

The FCC’s Order consenting to the DirecTV-News Corp. merger prohibits News Corp. from offering any existing or future national and regional programming services on an exclusive or discriminatory basis. News Corp. also is prohibited from unduly or improperly influencing any of its affiliated programming services in the sale of programming to unaffiliated cable operators.

Additionally, News Corp. is subject to certain conditions regarding its ownership of numerous regional sports programming networks. Specifically, cable operators may submit a dispute with News Corp. over the terms and conditions of a regional sports programming service to commercial arbitration. While the arbitration is pending, News Corp. may not deny continued carriage of the regional sports programming service, as long as it is not a first time request for carriage. An aggrieved cable operator may seek review of an arbitrator’s decision by the FCC. A cable operator with fewer than 400,000 total subscribers may appoint a bargaining agent to bargain collectively on its behalf in negotiating with News Corp. for regional sports programming. Despite these conditions, we cannot predict whether we will experience difficulty obtaining programming from News Corp.

Channel Set-Asides. The Cable Communications Policy Act of 1984 permits local franchising authorities to require cable operators to set aside certain channels for public, educational and governmental access programming. The Cable Communications Policy Act of 1984 further requires cable television systems with 36 or more activated channels to designate a portion of their channel capacity for commercial leased access by unaffiliated third parties. The Cable Television Consumer Protection and Competition Act of 1992 requires leased access rates to be set according to a FCC-prescribed formula.

Ownership. The Telecommunications Act of 1996 eliminated the Cable Communications Policy Act of 1984 provisions prohibiting local exchange carriers from providing video programming directly to customers within their local exchange telephone service areas, except in rural areas or by specific waiver. Under the Telecommunications Act of 1996, local exchange carriers may, subject to certain restrictions described below, provide video programming by radio-based systems, common carrier systems, open video systems, or cable systems. Local telephone companies that elect to provide open video systems must allow others to use up to two-thirds of their activated channel capacity. Open video systems are relieved of regulation as common carriers and are not required to obtain local franchises but are still subject to many other regulations applicable to cable systems. Local telephone companies operating as cable systems are subject to all rules governing cable systems, including franchising requirements.

The Telecommunications Act of 1996 prohibits a local telephone company or its affiliate from acquiring more than a 10% financial or management interest in any cable operator providing cable television service in its telephone service area. It also prohibits a cable operator or its affiliate from acquiring more than a 10% financial or management interest in any local telephone company providing telephone service in its franchise area. A local telephone company and cable operator whose telephone service area and cable franchise area are in the same market may not enter into a joint venture to provide telecommunications services or video programming. There are exceptions to these limitations for rural facilities, very small cable systems and small local telephone companies in non-urban areas, and such restrictions do not apply to local exchange carriers that were not providing local telephone service prior to January 1, 1993.

Internet Access via Cable Modem. The FCC determined that cable modem service is an information service and is therefore generally not subject to local regulation as a cable service, including the payment of franchise fees. The Ninth Circuit Court of Appeals, however, recently decided that cable modem service is comprised of both an information services component and a telecommunications component. This decision may result in cable modem service being subject to certain telecommunications regulations, including non-discrimination, interconnection obligations and the payment of fees. Such a decision may adversely impact our business. The FCC has appealed the Ninth Circuit’s decision, and the matter is pending.

Pole Attachments. The Telecommunications Act of 1996 requires utilities, defined to include all local exchange telephone companies and public utilities except those owned by municipalities and co-ops, to provide cable operators and telecommunications carriers with nondiscriminatory access to poles, ducts, conduit and rights-of-way. The right to mandatory access is beneficial to facilities-based providers such as our company. The Telecommunications Act of 1996 also establishes principles to govern the pricing of such access. Telecommunications providers are charged a higher rate than cable operators for pole attachments. Companies that provide both cable television and telecommunications services over the same facilities, such as us, may be required to pay the higher telecommunications rate.

Inside Wiring of Multiple Dwelling Units. The FCC has adopted rules to promote competition among multichannel video program distributors in multiple dwelling units, or MDUs. The rules provide generally that, in cases where the program distributor owns the wiring inside an MDU but has no right of access to the premises, the MDU owner may give the program distributor notice that it intends to permit another program distributor to provide service there. The program distributor then must elect whether to remove the inside wiring, sell the inside wiring to the MDU owner at a price not to exceed the replacement cost of the wire on a per-foot basis or abandon the inside wiring. The FCC has also adopted rules that, among other things, require utilities (including incumbent local exchange carriers) to permit telecommunications carriers and cable operators to obtain reasonable and non-discriminatory access to utility-owned or controlled conduits and rights-of-way in all “multiple tenant environments” (including, for example, apartment buildings, office buildings, campuses, etc.).

Privacy. The Cable Communications Policy Act of 1984 imposes a number of restrictions on the manner in which cable system operators can collect and disclose data about individual system customers. The statute also requires that the system operator periodically provide all customers with written information about its policies regarding the collection and handling of data about customers, their privacy rights under federal law and their enforcement rights. In the event that a cable operator is found to have violated the customer privacy provisions of the Cable Communications Policy Act of 1984, it could be required to pay damages, attorneys’ fees and other costs. Under the Cable Television Consumer Protection and Competition Act of 1992, the privacy requirements were strengthened to require that cable operators take such actions as are necessary to prevent unauthorized access to personally identifiable information.

Franchise Transfer. The Telecommunications Act of 1996 repealed most of the anti-trafficking restrictions imposed by the Cable Television Consumer Protection and Competition Act of 1992, which prevented a cable operator from selling or transferring ownership of a cable system within 36 months of acquisition. However, a local franchise may still require prior approval of a transfer or sale. The Cable Television Consumer Protection and Competition Act of 1992 requires franchising authorities to act on a franchise transfer request within 120 days after receipt of all information required by FCC regulations and the franchising authority. Approval is deemed granted if the franchising authority fails to act within such period.

Copyright. Cable television systems are subject to federal compulsory copyright licensing covering carriage of broadcast signals. In exchange for making semi-annual payments to a federal copyright royalty pool and meeting certain other obligations, cable operators obtain a statutory license to retransmit broadcast signals. The amount of the royalty payment varies, depending on the amount of system revenues from certain sources, the number of distant signals carried and the location of the cable system with respect to over-the-air television stations. Adjustments in copyright royalty rates are made through an arbitration process supervised by the U.S. Copyright Office.

Various bills have been introduced in Congress in the past several years that would eliminate or modify the cable television compulsory license. Without the compulsory license, cable operators might need to negotiate rights from the copyright owners for each program carried on each broadcast station retransmitted by the cable system.

Internet Service Providers. A number of Internet service providers have requested that the FCC and state and local officials adopt rules requiring cable operators to provide unaffiliated Internet service providers with direct access to the operators’ broadband facilities on the same terms as the operator makes those facilities available to affiliated Internet service providers. To date, the FCC has rejected these unbundling proposals, but a number of local franchising authorities outside our service territory imposed this type of requirement on cable operators, and pending litigation over the regulatory classification of cable modem service has prevented this issue from being resolved. Some cable operators, including Grande, have agreed to open their systems to competing Internet service providers or have been required to do so as a condition of a merger. At this time it is uncertain whether these requirements will be imposed on cable operators on a broad scale or how pervasive they ultimately may be if upheld in court.

Regulatory Fees and Other Matters. The FCC requires payment of annual regulatory fees by the various industries it regulates, including the cable television industry. In 2002, the fee was $0.53 per subscriber. In 2003, the fee was $0.66 per subscriber. Fees are also assessed for other FCC licenses often used by cable television operators, including licenses for business radio, cable television relay systems and earth stations.

FCC regulations also address:

•	political advertising;

•	local sports programming;

•	restrictions on origination and cablecasting by cable system operators;

•	application of the rules governing political broadcasts;

•	customer service standards;

•	limitations on advertising contained in nonbroadcast children’s programming; and

•	closed captioning.

Regulation of Telecommunications Services

Our telecommunications services are subject to varying degrees of federal, state and local regulation. Pursuant to the Communications Act of 1934, as amended by the Telecommunications Act of 1996, the FCC generally exercises jurisdiction over the facilities of, and the services offered by, telecommunications carriers that provide interstate or international communications services. State regulatory authorities retain jurisdiction over the same facilities and other services to the extent that they are used to provide intrastate communications services.

Federal Regulation of Telecommunications Services

Tariffs and Detariffing. Our company is classified as a non-dominant long distance carrier and as a competitive local exchange carrier by the FCC. The FCC requires non-dominant long distance companies to detariff interstate long distance domestic and international services. The FCC also permits competitive local carriers to either (1) detariff the interstate access services that they sell to long distance companies or (2) maintain tariffs but comply with certain rate caps. Prior to detariffing, we filed tariffs with the FCC to govern our relationship with most long distance customers and companies. The detariffing process requires us to, among other things, post the rates, terms, and conditions formerly in our tariffs on our website instead of filing them at the FCC. Because detariffing precludes us from filing our tariffs at the FCC, we may no longer be subject to the “filed rate doctrine,” which stands for the proposition that the tariff controls all contractual disputes between a carrier and its customers. This may expose us to certain legal liabilities and costs as we can no longer rely on this doctrine to settle disputes with customers. The FCC still requires companies such as us to obtain licenses under Section 214 of the Communications Act of 1934, as amended, to provide international long distance calling service. We hold such international authority from the FCC.

Interconnection. The Telecommunications Act of 1996 establishes local telephone competition as a national policy. This Act preempts laws that prohibit competition for local telephone services and establishes uniform requirements and standards for local network interconnection, unbundling and resale. Interconnection, unbundling and resale standards were developed initially by the FCC and have been, and will continue to be, implemented by both the FCC and the states in numerous proceedings.

In August 1996, the FCC adopted a wide-ranging decision regarding the interconnection obligations of local telephone carriers. This Interconnection Order specified, among other things, which network elements (and combinations of elements) incumbent carriers must unbundle and provide to competitive carriers on a nondiscriminatory basis. The FCC’s list of network elements and combinations was affirmed by the Supreme Court, but has been subject to further review by the FCC and has been pared. The United States Court of Appeals for the District of Columbia Circuit recently vacated and remanded to the FCC several portions of the FCC’s August 2003 order concerning unbundled network elements. We cannot yet predict whether the court ruling will be appealed, the results of any FCC remand proceedings further delineating the unbundled network elements that must be made available to competitive carriers, or the ultimate implications of the court ruling or future proceedings to our business. Changes to this list of network elements and combinations have had—and may continue to have—a significant impact on the industry and, to a lesser extent, on our company.

The FCC’s Interconnection Order also established pricing principles, for use by the states, to determine rates for unbundled network elements and discounts. These pricing principles also are undergoing further review by the FCC and may change, which could have a significant impact on the industry and on our company.

The Telecommunications Act of 1996 requires incumbent local telephone carriers to enter into mutual compensation arrangements with other local telephone companies for transport and termination of local calls on each other’s networks. In the past, most state public utility commissions ruled that traffic to Internet service providers is covered by this requirement. Thus, carriers that counted traffic-generating Internet service providers as customers benefited from such reciprocal compensation arrangements. In April 2001, the FCC changed the compensation mechanism for traffic exchanged between telecommunications carriers that is destined for Internet service providers. In doing so, the FCC prescribed a new rate structure for such traffic and prescribed gradually reduced caps for its compensation. The FCC’s ruling in connection with such traffic affected a large number of carriers and further developments in this area could have a significant impact on the industry and on our company.

Additional Requirements. The FCC imposes additional obligations on all telecommunications carriers, including obligations to:

•	interconnect with other carriers and not to install equipment that cannot be connected with the facilities of other carriers;

•	ensure that their services are accessible and usable by persons with disabilities;

•	comply with verification procedures in connection with changing a customer’s carrier;

•	protect the confidentiality of proprietary information obtained from other carriers, manufacturers and customers;

•	pay annual regulatory fees to the FCC; and

•	contribute to the Telecommunications Relay Services Fund, as well as funds to support universal service, telephone numbering administration and local number portability.

Forbearance. The Telecommunications Act of 1996 permits the FCC to forbear from requiring telecommunications carriers to comply with certain regulations. Specifically, the Act permits the FCC to forbear from applying statutory provisions or regulations if the FCC determines that:

•	enforcement is not necessary to protect consumers;

•	a carrier’s terms are reasonable and nondiscriminatory;

•	forbearance is in the public interest; and

•	forbearance will promote competition.

The FCC has exempted certain carriers from reporting requirements pursuant to this provision of the Telecommunications Act of 1996. The FCC may take similar action in the future to reduce or eliminate other requirements. Such actions could free us from regulatory burdens but also might increase the pricing and general flexibility of our competitors.

Collocation. The FCC has adopted rules designed to improve competitor access to incumbent local telephone carriers’ collocation space and to reduce the delays and costs associated with collocation, but we cannot be sure that these rules will not change or otherwise accrue to the advantage of incumbent carriers in the future.

Advanced Services. Section 706 of the Telecommunications Act of 1996 requires the FCC to encourage the deployment of advanced telecommunications capabilities to all Americans through the promotion of local telecommunications competition. The FCC has taken steps to facilitate competitors’ access to lines connecting customer premises to the operator for purposes of digital subscriber line deployment. Specifically, the FCC requires incumbent local exchange carriers, like SBC Communications, to permit unaffiliated providers of digital subscriber line services to use a portion of the lines connecting customer premises to the operator used for basic telephone service rather than purchasing new lines. The FCC ruled in August 2003 that incumbent local exchange carriers were required, on a transitional basis over three years, to continue to permit unaffiliated carriers access to the high-frequency portion of local loop facilities for purposes of providing digital subscriber line services; however, the FCC declined to make a similar finding in connection with more advanced, newly-constructed transmission facilities such as fiber-to-the-home. The United States Court of Appeals for the District of Columbia Circuit recently vacated and remanded to the FCC several portions of the FCC’s August 2003 order. In particular, the court vacated certain portions of the order that required incumbent local exchange carriers to continue to make available unbundled circuit-switching and dedicated transport facilities at cost-based rates, and the FCC’s delegation of certain responsibilities to the states to determine which of these elements should continue to be made available. However, the court upheld the FCC’s August 2003 determination that fiber-to-the-home transmission facilities are not required unbundled network elements. We cannot predict at this time whether the court’s ruling will be appealed or whether any such appeal would be successful. We also cannot predict how the FCC will act in any of its remand proceedings resulting from the court’s ruling or whether its decisions therein will be favorable or unfavorable to our business. Separately, Congress has periodically considered deregulating the advanced services offerings of incumbent carriers, and at least one incumbent local exchange carrier recently asked the FCC to limit the ability of state regulatory commissions to require incumbent carriers to provide wholesale or retail broadband access services to the voice customers of competing carriers. If one of these initiatives becomes law, the use of incumbent carrier facilities for the deployment of digital subscriber lines by competitive carriers such as Grande may be adversely affected.

Voice-over-Internet Protocol. VoIP is an application that manages the delivery of voice information across data networks, including the Internet, using Internet Protocol. Rather than send voice information across traditional circuits through the Public Switched Telephone Network, VoIP sends voice information in digital form using discrete packets that are routed in the same manner as data packets. VoIP is widely viewed as a more cost-effective, feature-rich alternative to traditional circuit-switched telephone service. Because VoIP can be deployed by carriers in various capacities, and because it is widely considered a next-generation communication service, its regulatory classification—and, thus, its revenue potential—is unclear. A number of state regulatory commissions have issued conflicting rulings on this issue, and at least seven petitions have been filed at the FCC seeking guidance on the regulatory classification of VoIP service. The FCC thus far has issued two declaratory rulings in response to those petitions, but its decisions in those rulings have been narrowly tailored.

In one case, the FCC held that a computer-to-computer VoIP application provided by Pulver.com is an unregulated information service, in part because it does not include a transmission component, offers computing capabilities, and is free to its users. In another case, the FCC reached a different conclusion, holding that AT&T’s use of VoIP to transmit the long-haul portion of certain calls constitutes a telecommunications service, thus subjecting it to regulation, because the calls use ordinary customer premises equipment with no enhanced functionality, originate and terminate on the public switched telephone network, and undergo no net protocol conversion and provide no enhanced functionality to end users.

The FCC has initiated a more generic proceeding to address the many regulatory issues raised by the development and growth of VoIP service and has expressly reserved the right to reconsider its declaratory rulings in the generic proceeding. The FCC also is examining what requirements, if any, should be applied to VoIP service to enable law enforcement agencies to, when necessary and appropriate, access information transmitted through VoIP applications. Federal and state rulings in connection with VoIP will likely have a significant impact on us, our competitors and the communications industry. The FCC’s ruling on the AT&T matter may increase the costs of some carriers which, in turn, could increase certain of our costs, and thereby reduce the margins on certain of our network services, especially in the short term. Over the longer term, the ruling could increase the competitiveness of our network services compared with those of VoIP service providers.

State Regulation of Telecommunications Services

Traditionally, states have exercised jurisdiction over intrastate telecommunications services, and the Telecommunications Act of 1996 largely upholds that traditional state authority. The Telecommunications Act of 1996 does place limits on state authority to the extent necessary to advance competition in the telecommunications industry; for example, the statute contains provisions that prohibit states and localities from adopting or imposing any legal requirement that may prohibit, or have the effect of prohibiting, market entry by new providers of interstate or intrastate telecommunications services. The FCC is required to preempt any such state or local requirement to the extent necessary to enforce the Telecommunications Act of 1996’s open market entry requirements. State and localities may, however, continue to regulate the provision of intrastate telecommunications services and require carriers to obtain certificates or licenses before providing service. The FCC also delegated to the states the responsibility for determining whether certain unbundled network elements must continue to be provided to competitive carriers by ILECs in certain geographic markets. However, a federal appeals court recently overturned the FCC’s delegation of this responsibility to the states. Further judicial appeals or administrative proceedings at the FCC regarding the scope of unbundled network elements and states’ roles in determining these elements may have a significant effect on us and our competitors.

We are certified as a competitive local exchange service provider (CLEC) in Florida, Georgia, Indiana and Texas and as an interexchange service provider (IXC) in Florida, Georgia, North Carolina, Indiana, Washington and Texas. If we expand to provide similar telecommunications services in new states, we will likely be required to obtain certificates of authority to operate and be subject to ongoing regulatory requirements in those states as well.

Although we are authorized to provide telecommunications services in several states, the majority of our telecommunications end user customers are located in Texas. Since 1995, Texas law has provided a regulatory framework for competitive carriers such as us to provide telecommunications services in the state. Like the Federal Telecommunications Act of 1996, Texas law is intended to promote competition in the local exchange market, as well as in the intrastate interexchange market. The Public Utility Commission of Texas, or PUCT, is responsible for regulating these markets, and the PUCT plays a key role in promulgating rules and policies and by arbitrating interconnection agreements between carriers in the local market. The rules, policies and decisions of the PUCT are influenced by a variety of factors, and future regulatory developments in the state could have a significant impact on us.

Among the PUCT’s regulatory responsibilities is review of SBC Communications’ performance in its provision of wholesale telecommunications services to competitive carriers such as us through a comprehensive set of performance measurements and a performance remedy plan. This performance remedy plan requires SBC Communications to pay certain fines when it fails to meet its prescribed performance benchmarks. Although the performance remedy plan is intended to provide SBC Communications with incentive to provide timely wholesale service to competitive carriers on a nondiscriminatory basis, SBC Communications holds considerable market power in Texas and may be able to use that market power to the detriment of the competitive telecommunications market, and, in turn, carriers such as us. In addition, the continuation of the performance measurements remedy plan is being contested by SBC Communications in interconnection agreement arbitration proceedings currently before the PUCT.

Telecommunications carriers in Texas are subject to numerous state policies, the application of which could affect our business. These policies include, but are not limited to, the Texas Universal Service Fund, broadband initiatives, such as the state’s DSL and advanced services in rural areas initiatives, and the Texas Infrastructure

Fund, which is intended to promote the deployment of equipment and infrastructure for distance learning library information sharing programs and telemedicine services. Telecommunications carriers also are subject to various consumer protection regulations, such as prohibitions relating to slamming (changing an end user’s service provider without appropriate authorization), cramming (adding charges to an end user’s account without appropriate authorization) and telemarketing. Grande must comply with these and other regulations or risk significant fines and penalties.

Texas has long been involved in both federal and state initiatives relating to homeland security, defense and disaster recovery. These initiatives sometimes require telecommunications carriers to, among other things, maintain certain network security procedures and monitoring systems. The growing emphasis on homeland security at the federal and state level may cause us to incur unforeseen expenses relating to the security and protection of telecommunications networks.

Local Regulation

Occasionally we are required to obtain street use and construction permits and franchises to install and expand our interactive broadband network using state, city, county or municipal rights-of-way. Some municipalities where we have installed or anticipate constructing networks require the payment of license or franchise fees which are based upon a percentage of gross revenues or on a per linear foot basis. The Telecommunications Act of 1996 requires municipalities to manage public rights-of-way in a competitively neutral and non-discriminatory manner.

MANAGEMENT

Directors

The following table sets forth the name and age of each director, indicating all positions and offices with our company currently held by the director:

Name	Age	Position
James M. Mansour(3)	44	Chairman of the Board of Directors
William E. Morrow	41	Chief Executive Officer, Vice Chairman of the Board
Duncan T. Butler, Jr.(2)(3)	41	Member, Board of Directors
James M. Hoak, Jr.(1)(4)	60	Member, Board of Directors
John C. Hockin(1)	34	Member, Board of Directors
David C. Hull, Jr.(1)(2)	60	Member, Board of Directors
Brian Landrum(4)	42	Member, Board of Directors
William Laverack, Jr.(2)(3)(4)	48	Member, Board of Directors

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the finance committee.
(4)	Member of the nominating committee.

Set forth below are descriptions of the backgrounds of each of our directors.

James M. Mansour has served as a member of our Board of Directors since August 2000 and became Chairman of our Board of Directors in January 2004. Mr. Mansour currently serves as CEO and Chairman of Clearwire Holdings, Inc. In March 1991, Mr. Mansour co-founded National Telecommunications of Florida, which was purchased by MCI in 1999. He then co-founded NationalTel in 1992, which was sold to Intermedia Communications, Inc. in 1998. Mr. Mansour also currently serves on the board of directors of ATX Technologies, CEO America and Clearwire Technologies. Mr. Mansour received his BBA from Millsaps College and his JD from Tulane University School of Law.

William E. Morrow founded Grande Communications, Inc. in October 1999 and has served as a member of our Board of Directors since that time. Previously, Mr. Morrow served in various positions at Knology, Inc., including as president, chief executive office, vice chairman and director. Mr. Morrow was a founding member and director of ClearSource, Inc. since its inception. He also served as senior vice president and general manager of network alliances for UtiliCom Networks. Mr. Morrow received his BBA in Marketing from the University of Texas at San Antonio. Mr. Morrow was UTSA’s Alumnus of the Year in 2002 and received both Austin’s and San Antonio’s “Forty Under 40” business award in 2001 and 2002.

Duncan T. Butler, Jr. has served as a member of our Board of Directors since February 2000. Mr. Butler currently serves as managing director of Centennial Ventures and as a managing director of Prime New Ventures. Mr. Butler currently also serves on the board of directors of Masergy Communications, Inc., Covaro Networks Inc. and Rocksteady Networks, Inc. Mr. Butler received his BBA and his MBA from the University of Texas at Austin and his JD from the University of Texas School of Law.

James M. Hoak, Jr. has served as a member of our Board of Directors since February 2000. Mr. Hoak has served as chairman of Hoak Media, LLC (television broadcaster) since its formation in August 2003. He also has served as chairman and a principal of Hoak Capital Corporation, a private equity investment firm, since September 1991. Mr. Hoak served as chairman of Heritage Media Corporation until its sale in 1997. Mr. Hoak currently serves on the board of directors of PanAmSat Corporation, Pier 1 Imports, Inc. and Texas Industries, Inc. Mr. Hoak received his BA from Yale and his JD from Stanford Law School.

John C. Hockin has served as a member of our Board of Directors since November 2002. Mr. Hockin is a partner of Whitney & Co. and helped found Whitney’s west coast office in San Francisco. He currently also serves on the board of directors of Interactive Health, Inc. and a number of private companies. Mr. Hockin received his BA from Yale and his MBA from the Stanford Business School.

David C. Hull, Jr. has served as a member of our Board of Directors since February 2000. Mr. Hull is a managing director of Centennial Ventures. Mr. Hull previously served as a managing general partner of Criterion Venture Partners, the venture arm of TransAmerica. Prior to joining Criterion, he was senior vice president of finance, treasurer and director of General Leisure Corporation and a vice president of Texas Capital Corporation. Mr. Hull currently serves on the board of directors of FDN Communications, Inc. and Vector Global Services, Inc. Mr. Hull received his BS in Chemical Engineering and his MBA from the University of Texas at Austin.

Brian Landrum has served as a member of our Board of Directors since May 2003. Mr. Landrum currently serves as President of Reliant Energy Retail Services, the business that provides electricity services to 1.7 million residential and small commercial customers in Texas. Mr. Landrum is a member of the Education Committee for the Center for Houston’s Future and is on the advisory board for the Houston Technology Center. He is also currently a member of the board of directors of the North American Energy Standards Board. Mr. Landrum earned his BS in Industrial Engineering from Stanford University and received his MBA from the University of Chicago.

William Laverack, Jr. has served as a member of our Board of Directors since May 2001. Mr. Laverack has been a managing partner of Whitney & Co. since joining the firm in 1993. He currently serves on the board of directors of Knology, Inc., Aramiska Group BV, Cambium Learning and a number of private companies. Mr. Laverack received his BA from Harvard College and his MBA from the Harvard Business School.

Executive Officers

The following table sets forth the name and age of each executive officer, indicating all positions and offices with our company currently held by the executive officer:

Name	Age	Position
William E. Morrow	41	Chief Executive Officer, Vice Chairman of the Board
Jerry L. James	55	President
Martha E. Smiley	56	Executive Vice President, Corporate Policy and Services
Michael L. Wilfley	48	Chief Financial Officer
W.K.L. “Scott” Ferguson, Jr.	45	Executive Vice President, Retail Services
Andrew Kever	54	Senior Vice President, General Counsel and Secretary
Joe C. Ross	35	Executive Vice President, Network Engineering & Operations

Set forth below are descriptions of the backgrounds of each of our executive officers, other than Mr. Morrow, whose position and background is described above.

Jerry L. James has served as our President since July 2000. Previously, Mr. James worked at Thrifty Call, Inc. as general manager and executive vice president of governmental affairs and business development. At Thrifty Call, Mr. James directly managed sales, marketing and network operations. Mr. James previously worked at WorldCom as vice president of government affairs. Prior to WorldCom, Mr. James worked for ClayDesta Communications as Vice President of Operations. Prior to ClayDesta, Mr. James was a principal in a worldwide communications consulting practice and also worked for SBC Communications, where he served in a variety of management roles in local operations, government/community affairs and rates and tariff administration. Mr. James currently serves on CompTel’s Board of Director’s Executive Committee. He has been a CompTel board member since the early 1990s. Mr. James received his BBA in Marketing from the University of Texas at Austin.

Martha E. Smiley has served as our Executive Vice President, Corporate Policy and Services since July 2000. Ms. Smiley brought with her more than 30 years of experience in law, business and public affairs. Previously, Ms. Smiley founded and was the president of the business and public affairs consulting firm of Triad, Inc. Prior to Triad, she was a founding partner of the law firm Bickerstaff, Heath & Smiley, L.L.P., where she specialized in law and regulatory affairs impacting emerging technology and communications businesses. Ms. Smiley serves on the board of directors of SafePlace Foundation, KLRU Public Television (as Chairman), Texas Foundation for Women’s Resources and Leadership Texas and Leadership America. Ms. Smiley earned her BA in Sociology from Baylor University and her JD from the University of Texas Law School.

Michael L. Wilfley has served as our Chief Financial Officer since July 2000. Mr. Wilfley has over 18 years experience as a chief financial officer, including six years as a chief financial officer in the telecommunications industry. Previously, Mr. Wilfley was the chief financial officer of Thrifty Call, Inc., where he was responsible for the capital markets and mergers and acquisitions efforts that led to our eventual acquisition of Thrifty Call. Prior to working for Thrifty Call, Mr. Wilfley served as the chief financial officer for Littlefield Real Estate Co., a private investment company. Mr. Wilfley serves on the board of directors of Littlefield Corporation. Mr. Wilfley is a certified public accountant and a graduate of the University of Texas at Austin.

W.K.L. “Scott” Ferguson, Jr. has served as our Executive Vice President, Retail Services since June 2002. From late 1999 to June 2002, he served as our Chief Operating Officer. Mr. Ferguson oversees all of our retail functions, including sales, marketing, installation, billing and customer service. Previously, Mr. Ferguson was a founding partner and senior vice president of PrimeOne, L.P., a broadband video services company. At PrimeOne, Mr. Ferguson was involved with operating, sales and customer service strategy for BellSouth, SBC Communications, Inc. and Southern New England Telephone Corporation broadband trials and businesses. Prior to working at PrimeOne, Mr. Ferguson served in various capacities at Prime Cable, a cable multiple systems operator based in Austin, Texas, including vice president of administrative services and vice president of operations. Prior to Prime Cable, Mr. Ferguson worked for Tenneco, Inc. in the corporate finance and investor relations groups as well as Arthur Young & Co. where he focused in tax practice. He is a certified public accountant and a graduate of the University of Texas at Austin, where he earned his BBA degree in Finance and an MBA in Accounting and Finance.

Andrew Kever has served as our Senior Vice President, Secretary and General Counsel since September 2000. He has practiced law for more than 28 years in both the public and private sectors. Mr. Kever served in the public realm as General Counsel and Executive Assistant for the Governor of Texas and also served as special assistant attorney general and chief of Texas’ energy division for four years, where he was lead counsel for Texas in federal and state energy policy matters. He returned to private practice in 1983 when he joined Bickerstaff, Heath & Smiley, L.L.P. Previously, Mr. Kever served as managing partner of Bickerstaff, Heath & Smiley (later renamed Bickerstaff, Heath, Smiley, Pollan, Kever & McDaniel, L.L.P.) for eight years and led the firm’s public utility and telecommunications practice. He received his JD from the University of Texas at Austin School of Law.

Joe C. Ross has served as our Executive Vice President, Network Engineering & Operations since October 2003. From late 1999 to October of 2003, he served as our Vice President, Construction and Engineering. He currently supervises our Network Operations, Broadband Operations, Packet Networks, Planning and Provisioning, Engineering and Construction groups. Mr. Ross is the former director of operations of J.R.’s Cable Services, Inc., a nationwide company with offices in Austin, Las Vegas, Washington, D.C. and Houston. While at J.R.’s Cable Services, Mr. Ross successfully bid, managed and executed the installation of 7,000 miles of new network build and 18,000 miles of network upgrade for the company. Mr. Ross has worked with leading communications companies, including Level 3 Communications, RCN Communications, TimeWarner Cable, Comcast, Espire and Cox Cable. He received his BBA degree from the University of Texas at Austin.

Provisions Governing Grande’s Board of Directors

Grande’s Board of Directors currently consists of eight members. The board of directors will consist of no more than ten directors consisting of the following persons so designated by parties to the investor rights agreement.

Each stockholder party to Grande’s investor rights agreement has agreed to vote all of its Grande capital stock in favor of certain designees to the board of directors. Under the terms of the investor rights agreement, Robert Hughes has the right to designate one representative of the common stockholders to Grande’s board of directors. Centennial Fund VI, L.P. has the right, on behalf of itself and the other Centennial entities that are Grande stockholders, to designate two representatives to Grande’s board of directors. J. H. Whitney IV, L.P. and its affiliates that are Grande stockholders have the right to designate two representatives to Grande’s board of directors. Hoak Communications Partners, L.P. and its affiliates that are Grande stockholders have the right to designate one representative to Grande’s board of directors. Reliant Energy Broadband, Inc. has the right to designate one representative to Grande’s board of directors. The holders of Series D preferred stock and Series E preferred stock together as a single class have the right to designate one representative to Grande’s board of directors (which representative must be Duncan Butler until the first stockholder meeting following June 28, 2004). The nominating committee has the right to select a representative to Grande’s board of directors, which representative must be approved by the other directors and the holders of a majority of Grande’s capital stock. The person serving as Grande’s president or chief executive officer will also serve on Grande’s board of directors.

Centennial has designated one director and Whitney has designated two directors. Messrs. Hull, Laverack, Hockin and Hoak are the director nominees selected by the holders of the outstanding Series A preferred stock, Mr. Landrum is the director nominee selected by Reliant Energy, Mr. Butler is the director nominee selected by the holders of the outstanding Series D preferred stock and the Series E preferred stock, Mr. Mansour is the director nominee selected by the nominating committee of the Board of Directors, and Mr. Morrow is our chief executive officer. At present, Mr. Hughes has no designee on our board of directors.

The right of Centennial and Whitney each to continue to designate two directors and the right of Reliant Energy Broadband, Inc. to continue to designate one director are subject to these entities continuing to maintain certain minimum percentages of their investment commitment in our company. The right of Centennial and Whitney each to designate one of their directors will terminate on the effective date of the registration statement pertaining to our first firm commitment underwritten public offering with an offering price of at least $1.30 per share and gross proceeds to us of at least $150 million.

Pursuant to the investor rights agreement, to the extent that a holder of at least 15 million shares of preferred stock does not have a representative on our board of directors, such holder has the right to designate a non-voting observer to attend meetings of the board of directors. Reliant Energy has the right to designate a non-voting observer to attend meetings of the board of directors as well as the right to designate its director. The right of observers to attend meetings of the board of directors is subject to exclusion required to protect confidential information or to preserve and protect the attorney-client privilege.

Under the investor rights agreement, our board of directors must meet at least six times a year. The board of directors must maintain nominating, audit and compensation committees. The audit committee may not include any representatives of our management. The nominating and compensation committees must include one of Centennial’s directors and one of Whitney’s directors, and the directors designated by Centennial, Whitney and

Hoak Communications Partners, L.P. must comprise a majority of the members of the nominating and compensation committees.

Terms of Directors

All members of Grande’s board of directors hold office until the next annual meeting of stockholders and the election and qualification of their successors.

Board Committees

Grande’s board of directors has established audit, compensation, nominating and finance committees.

The audit committee, currently consisting of Messrs. Hoak, Hockin and Hull, is responsible for appointing the firm to serve as independent accountants to audit Grande’s financial statements. The audit committee then discusses the scope and results of the audit with the independent accountants and reviews with the independent accountants and management Grande’s interim and year-end operating results. In addition to these activities, the audit committee considers the adequacy of internal accounting controls and audit procedures and approves all audit and non-audit services to be performed by the independent accountants.

The compensation committee determines the compensation policies applicable to management and administers Grande’s stock option plan. The compensation committee currently consists of Messrs. Butler, Hull and Laverack.

The nominating committee recommends individuals to serve on the board of directors. The nominating committee currently consists of Messrs. Hoak, Laverack and Landrum.

The finance committee makes recommendations to the board of directors regarding plans for expenditures by the company. The finance committee also recommends an annual budget to the board of directors, advises the board of directors regarding the need for financing and makes recommendations regarding the terms of such financing and asset management in connection with the raising of funds. The finance committee currently consists of Messrs. Butler, Laverack and Mansour.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Preferred Stockholders

In 2000, Grande Communications, Inc. sold $233 million of Series A preferred stock to various strategic investors and $25.0 million of Series B preferred stock to a single investor in private placement transactions. When Grande Communications Holdings, Inc. was formed as the holding company for Grande Communications, Inc. in March 2001, shares of Grande Communications Holdings, Inc.’s Series A and Series B preferred stock were exchanged for all of the shares of Grande Communications, Inc. Series A and Series B preferred stock, respectively, on a 1:1 basis. In 2001, we sold $20.4 million of our Series C preferred stock to various investors in a private placement and issued warrants to purchase 1,666,667 shares of Series C preferred stock, at a price of $1.20 per share, each to NTFC Capital Corporation and Marconi Finance, Inc. in connection with our senior credit facility. In June 2002 we issued $149.1 million of our Series D preferred stock and $20.0 million of our Series E preferred stock to former ClearSource, Inc. stockholders in connection with our acquisition of ClearSource, Inc. In November 2002 we sold $15.3 million of our Series F preferred stock to various investors in a private placement. In October 2003, we sold $45.0 million of our Series G preferred stock to various investors in a private placement.

In connection with the sale of Series A preferred stock in 2000, Grande Communications, Inc. entered into an investor rights agreement with the purchasers of Series A preferred stock, which investor rights agreement includes certain registration rights, preemptive rights, transfer restrictions, company covenants and corporate governance provisions. This investor rights agreement has been amended each time new preferred stock has been issued to add all new preferred stockholders as parties.

Investor Rights Agreement

We have entered into an amended and restated investor rights agreement with our preferred stockholders and certain of our common stockholders. This investor rights agreement sets forth certain preemptive rights, registration rights, transfer restrictions and covenants.

Preemptive Rights. Each preferred stockholder party to our investor rights agreement has the right to purchase its pro rata share of up to 85% of the equity securities that we may propose to issue and sell in any future offering. This right does not apply to and terminates upon the effective date of the registration statement pertaining to our first firm commitment underwritten public offering with an offering price of at least $1.30 per share and gross proceeds to us of at least $150 million.

Registration Rights. Preferred stockholders party to our investor rights agreement have the right to have their shares of stock registered under the Securities Act upon meeting certain minimum share and value thresholds for the shares to be registered. Once the thresholds for registration set forth in the investor rights agreement are met, such parties have the right to effect up to four long-form registrations (registrations using the Form S-1 or Form S-2 registration statement) and unlimited short-form registrations (registrations using the Form S-3 registration statement) as long as two such short-form registrations have not already been effected in the previous twelve months, though the number of shares registered may be limited if an underwriter to an offering advises us that marketing factors require a limitation on the number of shares to be underwritten. Each holder of our preferred stock party to the investor rights agreement will also have the right to include its shares in a registration statement we file, though again the number of shares registered on behalf of such holder may be limited if an underwriter to an offering advises us that marketing factors require a limitation on the number of shares to be underwritten. We have also agreed to file a registration statement to register the securities held by the Series G preferred stockholders following the expiration or waiver of all lock-up arrangements entered into by the Series G preferred stockholders in connection with our initial public offering. We have obtained a waiver from the preferred stockholders of any registration rights that may be triggered in connection with the filing of this registration rights agreement and any other registration statements required to be filed pursuant to the terms of the registration rights agreement and the equity registration rights agreement.

Transfer Restrictions. Before a stockholder party to our investor rights agreement may sell, transfer or exchange its stock, it must offer the shares first to our company and second to our preferred stockholders. A preferred stockholder also has the right to participate in a sale of stock by another preferred stockholder. These transfer restrictions do not apply to transfers of our capital stock to (a) an affiliate or family member of the stockholder, (b) a partner, member or stockholder of the stockholder entity, (c) a distribution in connection with the dissolution, winding-up or liquidation of a stockholder or (d) a transferee of a stockholder by will or the laws of intestate succession.

Covenants. In addition to customary covenants, we have agreed to reserve and keep available enough shares of common stock to allow for the conversion of all preferred stock into common stock and have placed a ceiling on the number of shares of common stock available for issuance under our stock option plan. We also have agreed to provide certain information to the stockholders party to the investor rights agreement and have agreed to have each employee, officer and consultant sign a proprietary information and inventions agreement.

Transaction with Robert Hughes

Hughes Family Partnership, L.P. has invested in a real estate purchase and leaseback transaction between Hill Partners, Inc. and Grande Communications, Inc. pursuant to which Grande Communications, Inc. pays approximately $60,000 per month to Hill Partners. Robert Hughes, a stockholder and a former member of our board of directors, is the managing general partner of Hughes Family Partnership, L.P.

CERTAIN OTHER INDEBTEDNESS

The following is a summary of the material terms of our other material debt obligation. This summary does not restate in entirety the terms of the agreement under which we incurred the indebtedness, which has been filed as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the agreement because it, and not the summary, defines our rights and obligations.

Sale and Leaseback with GRC (TX) Limited Partnership

In August 2003, our subsidiary Grande Communications Networks entered into a sale and leaseback transaction with GRC (TX) Limited Partnership, pursuant to which Grande Communications Networks sold property located in San Marcos, Corpus Christi, Odessa and Waco, Texas to GRC (TX) for a purchase price of $13.8 million and immediately leased this property back from GRC (TX). The lease is in effect until August 31, 2023, though this date will be automatically extended for up to three additional five-year terms if the lease is not terminated by either party or under the provisions of the lease agreement. Grande Communications Holdings, Grande Communications and Grande Communications ClearSource are guarantors of Grande Communications Networks’ obligations under the lease agreement.

The lease payments are secured by a $2.8 million security deposit held by GRC (TX) in the form of a letter of credit, which security deposit may be reduced after November 2004 if the Grande entities meet certain fixed charge coverage ratio and EBITDA thresholds as defined by the agreement. The lease payments are also secured by all subleases on the leased premises (and rents from the subleases) currently existing or entered into in the future. Grande Communications Networks is subject to a number of non-financial covenants under the lease agreement, of the type customarily found in sale and leaseback transactions. These covenants include requirements that Grande Communications Networks:

•	not sell all or substantially all of our assets without also assigning the interests in the lease agreement to the same purchaser (which purchaser must comply with our obligations under the lease);

•	not merge with another entity other than a Grande entity or newly formed wholly-owned Grande subsidiary;

•	not amend or terminate any easement agreement or enter into any new easement agreement without the consent of GRC;

•	not create any lien or encumbrance on any of the leased properties other than permitted encumbrances or permitted leasehold mortgages;

•	maintain the premises in good repair and appearance; and

•	comply with all insurance requirements and all applicable laws.

As of the date of this prospectus, Grande Communications Networks was in compliance with all of these covenants.

DESCRIPTION OF THE EXCHANGE NOTES

The following description is a summary of the material provisions of the indenture, the registration rights agreement and the pledge and security agreement. It does not restate those agreements in their entirety. We urge you to read the indenture, the registration rights agreement and the pledge and security agreement because they, and not this description, define your rights as holders of the exchange notes. Copies of the forms of indenture, registration rights agreement and pledge and security agreement are filed as exhibits to the registration statement of which this prospectus forms a part and are available from us upon request. You can find the definitions of some terms used in this section in the indenture and under the subheading “—Definitions.” Reference is made to the indenture for all of such terms, as well as any other capitalized terms used herein for which no definition is provided. The term “exchange notes” refers to the 14% senior secured notes due 2011 being offered by us in this exchange offer. The term “outstanding notes” refers to our currently outstanding 14% senior secured notes due 2011 that may be exchanged for the exchange notes. The term “notes” refers to the outstanding notes and the exchange notes, collectively. The term “indenture” refers to the indenture that applies to both the outstanding notes and the exchange notes.

We issued the outstanding notes under the indenture, dated March 23, 2004, among us, the Guarantors and U.S. Bank National Association, as trustee. The terms of the exchange notes are identical in all material respects to the outstanding notes, except that (1) the exchange notes will have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the outstanding notes and (2) holders of the exchange notes will not be entitled to certain rights of holders of outstanding notes under the registration rights agreement. The terms of the outstanding notes included and the terms of the exchange notes will be those stated in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the indenture (the “Trust Indenture Act”). The exchange notes are subject to all such terms, and holders of the exchange notes should refer to the indenture and the Trust Indenture Act for a complete statement of applicable terms.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Subsidiary Guarantees

The notes

The notes:

•	will be our general obligations and will be secured by a first priority lien on substantially all of our assets, including the capital stock and other equity interests of our subsidiaries;

•	will rank pari passu in right of payment with any secured senior indebtedness we incur in the future;

•	will rank effectively senior to all of our existing and future unsecured senior indebtedness to the extent of the value of the assets constituting the collateral;

•	will rank senior in right of payment to any subordinated indebtedness we incur in the future to the extent, if any, provided in such subordinated indebtedness; and

•	will be unconditionally guaranteed on a senior secured basis by the Guarantors.

As of March 23, 2004, on a pro forma basis after giving effect to the issuance of the notes and the application of the net proceeds from the offering of the notes to repay outstanding indebtedness, we and our subsidiaries had an aggregate of $149.1 million of indebtedness outstanding, including the notes all of which was secured (of which $13.1 million was secured by Excluded Collateral).

The subsidiary guarantees

The notes will be unconditionally guaranteed, on a joint and several basis, by all of our current Domestic Restricted Subsidiaries and by all Domestic Restricted Subsidiaries that we create or acquire in the future, other than certain Immaterial Subsidiaries. See “—Covenants—Additional Subsidiary Guarantees.”

Each guarantee of the notes:

•	will be a general obligation of the Guarantor and will be secured by a first priority lien on substantially all of the assets of such Guarantor, including the capital stock and other equity interests of any of its subsidiaries;

•	will rank pari passu in right of payment with any secured senior indebtedness that such Guarantor incurs in the future;

•	will rank effectively senior to all of the existing and future unsecured senior indebtedness of such Guarantor to the extent of the value of the assets of such Guarantor constituting the Collateral; and

•	will rank senior in right of payment to any subordinated indebtedness that such Guarantor incurs in the future to the extent, if any, provided in such subordinated indebtedness.

As of March 31, 2004, we and the guarantors had an aggregate of $149.1 million of indebtedness outstanding, including the guarantees of the notes, all of which was secured (of which $13.1 million was secured by Excluded Collateral).

As of the Issue Date, all of our subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Principal, Maturity and Interest

We will issue up to $136.0 million in aggregate principal amount at maturity of exchange notes in this offering. We may issue additional notes from time to time after this offering. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue notes only in denominations of $1,000 and integral multiples of $1,000. The notes will mature on April 1, 2011.

Interest on the notes will accrue at the rate of 14% per annum and will be payable semi-annually in arrears on April 1 and October 1, commencing on October 1, 2004. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 0.50% higher than the then applicable interest rate on the notes. We will make each interest payment to the holders of record on the immediately preceding March 15 and September 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given us wire transfer instructions, we will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar unless we elect to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar. However, as long as any notes are outstanding, we will be required to maintain an office or agency in The City of New York where notes may be presented for payment and payments on the notes may be required to be made.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. We will not be required to transfer or exchange any note selected for redemption. Also, we will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered holder of a note will be treated as the owner of such note for all purposes.

Subsidiary Guarantees

The notes will be unconditionally guaranteed, on a joint and several basis, by all of our current Domestic Restricted Subsidiaries and by all Domestic Restricted Subsidiaries that we create or acquire in the future, other than certain Immaterial Subsidiaries. See “—Covenants—Additional Subsidiary Guarantees.” These Subsidiary Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Relating to the Exchange—Federal and state statutes may allow courts to void or subordinate guarantees.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (regardless of whether such Guarantor is the surviving Person), another Person, other than Grande or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) if it is not such Guarantor, the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee, in which case the Subsidiary Guarantee of such Guarantor will be released as contemplated by the next paragraph; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Grande or a Restricted Subsidiary of Grande, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) Grande or a Restricted Subsidiary of Grande, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if Grande designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

At any time prior to April 1, 2007, Grande may on any one or more occasions redeem notes issued under the indenture at a redemption price of 114% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture on the Issue Date (excluding notes held by Grande and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Except pursuant to the preceding paragraph, the notes will not be redeemable at Grande’s option prior to April 1, 2008.

On or after April 1, 2008, Grande may redeem all or a part of the notes upon not less than 10 days’ nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below, subject to the rights of noteholders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2008	107.000%
2009	103.500%
2010 and thereafter	100.000%

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 10 days but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. Unless Grande defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

No Mandatory Redemption or Sinking Fund

We will not be required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require Grande to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Grande will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased (plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase), subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, Grande will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Grande will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, or compliance with the Change of Control provisions of the indenture would constitute a violation of any such laws or regulations, Grande will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On or before the Change of Control Payment Date, Grande will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Grande.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

Grande will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require Grande to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Grande repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Grande will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Grande and purchases all notes properly tendered and not withdrawn under the Change of Control Offer or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Grande and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Grande to repurchase its notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of Grande and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Grande will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Grande or such Restricted Subsidiary receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by Grande or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on Grande’s most recent consolidated balance sheet (or as would be shown on Grande’s consolidated balance sheet as of the date of such Asset Sale), of Grande or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated in right of payment to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to (1) a customary novation agreement that releases Grande or such Restricted Subsidiary from further liability or (2) an assignment agreement that includes, in lieu of such a release, the agreement of the transferee or its parent company to indemnify and hold harmless Grande or such Restricted Subsidiary from and against any loss, liability or cost in respect of such assumed liability;

(b) any property received by Grande or any such Restricted Subsidiary from such transferee that is converted by Grande or such Restricted Subsidiary into cash within 90 days after such Asset Sale, to the extent of the cash received in that conversion; provided that such cash will be treated as Net Proceeds attributable to the original Asset Sale for which such property was received; and

(c) any stock or assets of the kind referred to in clause (2) or (4) of the paragraph below.

Notwithstanding the foregoing, the 75% limitation referred to above shall be deemed satisfied with respect to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom complies with such 75% limitation on an after-tax basis determined in accordance with the foregoing provision.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Grande (or the applicable Restricted Subsidiary, as the case may be) may apply an amount equal to those Net Proceeds at its option to any combination of the following:

(1) if such Asset Sale involves the sale of Excluded Collateral, to prepay, repay, defease, redeem, purchase or otherwise retire Secured Indebtedness of Grande or any Guarantor that is required by its terms to be repaid with the Net Proceeds from such Asset Sale and, if such Secured Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Grande;

(3) to make capital expenditures in a Permitted Business; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Notwithstanding the foregoing, if within 365 days after the receipt of any Net Proceeds from an Asset Sale, Grande (or the applicable Restricted Subsidiary, as the case may be) enters into a binding written agreement committing Grande or such Restricted Subsidiary to an application of funds of the kind described in clause (2), (3) or (4) above, Grande or such Restricted Subsidiary shall be deemed not to be in violation of the preceding paragraph; provided that such application of funds is consummated within 180 days after the end of such 365-day period.

Pending the final application of any Net Proceeds, Grande may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

An amount equal to any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraphs will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, within twenty days thereof Grande will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount (or, if applicable, accreted value) of notes and such other pari passu Indebtedness that may be purchased with the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount or, if applicable, accreted value, of such other Indebtedness plus accrued and unpaid interest and Liquidated Damages, if any, to the date of closing of the offer, and will be payable in cash. If any Excess Proceeds remain unapplied after consummation of an Asset Sale Offer, Grande and its Restricted Subsidiaries may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the aggregate principal amount of notes tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Notwithstanding the foregoing, the sale, conveyance or other disposition of all or substantially all of the assets of Grande and its Restricted Subsidiaries, taken as a whole, will be governed by the provisions of the indenture described under the caption “Repurchase at the Option of Holders—Change of Control” and/or the provisions described under the caption “—Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant.

Grande will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, or compliance with the Asset Sale provisions of the indenture would constitute a violation of any such laws or regulations, Grande will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing Grande’s other Indebtedness may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and may prohibit repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require Grande to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Grande. If a Change of Control or Asset Sale occurs at a time when Grande is prohibited from purchasing notes, Grande could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Grande does not obtain a consent or repay those borrowings, Grande will remain prohibited from purchasing notes. In that case, Grande’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, Grande’s ability to pay cash to the holders of notes upon a repurchase may be limited by Grande’s then existing financial resources. See “Risk Factors—Risks Relating to the Exchange—If a change of control occurs, we may not have sufficient funds to repurchase your notes.”

Covenants

Restricted Payments

Grande will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Grande’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Grande or any of its Restricted Subsidiaries) or to the direct or indirect holders of Grande’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such holders (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Grande and dividends or distributions payable to Grande or a Restricted Subsidiary of Grande that is a Guarantor);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Grande other than a Restructuring) any Equity Interests of Grande or its Parent (other than any such Equity Interests owned by Grande or any of its Restricted Subsidiaries that is a Guarantor);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, except a payment of interest, principal or premium, if any, at the Stated Maturity thereof (other than any Subordinated Indebtedness held by Grande or a Restricted Subsidiary that is a Guarantor); or

(4) make any Restricted Investment,

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) Grande would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Grande and its Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7) and (9) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 100% of the Consolidated Cash Flow of Grande for the period (taken as one accounting period) from the beginning of the fiscal quarter in which the Issue Date occurs to the end of Grande’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment less the product of 1.75 times Grande’s Consolidated Interest Expense for the same period; plus

(b) 100% of:

(A) (i) the aggregate Net Proceeds and (ii) the Fair Market Value of property other than cash, in the case of clauses (i) and (ii), received by Grande since the Issue Date as a contribution to its equity capital (other than in respect of Disqualified Stock) or from the issue or sale of Equity Interests of Grande (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Grande that have been converted into or exchanged for such Equity Interests of Grande (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Grande), except amounts expended pursuant to clause (y) of the covenant entitled “Limitation on Capital Expenditures;”

(B) without duplication, the amount by which Indebtedness of Grande or any Restricted Subsidiary is reduced on Grande’s consolidated balance sheet upon the conversion or exchange after the Issue Date of any such Indebtedness into or for Equity Interests of Grande (other than Disqualified Stock); and

(C) without duplication, the aggregate Net Proceeds, if any, received by Grande or any of its Restricted Subsidiaries upon any conversion or exchange described in clause (A) or (B) above occurring after the Issue Date; plus

(c) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or Cash Equivalents, or otherwise is liquidated or repaid for cash or Cash Equivalents, an amount equal to such cash and Cash Equivalents but not to exceed the initial amount of such Restricted Investment; plus

(d) to the extent that any Unrestricted Subsidiary of Grande designated as such after the Issue Date is redesignated as a Restricted Subsidiary after the Issue Date, the lesser of (i) the Fair Market Value of Grande’s Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the Issue Date; plus

(e) 100% of any dividends or distributions received directly or indirectly by Grande or a Restricted Subsidiary of Grande that is a Guarantor after the Issue Date from an Unrestricted Subsidiary of Grande, to the extent that such dividends or distributions were not otherwise included in Consolidated Net Income of Grande.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of Grande) of, Equity Interests of Grande (other than Disqualified Stock) or from the substantially concurrent contribution (other than by a Subsidiary of Grande) of capital to Grande in respect of its Equity Interests (other than Disqualified Stock); provided that the amount of any such Net Proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase, retirement or other acquisition of Subordinated Indebtedness with the Net Proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Grande to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Grande or any Restricted Subsidiary of Grande or the payment of any dividend to Parent in order to fund the repurchase, redemption or other acquisition or retirement for value of any Equity Interest of Parent, in each case held by any current or former officer, director or employee (or their assigns, heirs or estates) of Parent, Grande or any Restricted Subsidiary of Grande upon the death, disability or termination of employment of any such officer, director or employee or pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $500,000 in any twelve-month period or $5.0 million in the aggregate since the Issue Date;

(6) the repurchase, redemption or other acquisition or retirement of Equity Interests (other than Disqualified Stock) deemed to occur upon the exercise, exchange or conversion of stock options, warrants or other similar rights to the extent such Equity Interests represent a portion of the exercise or exchange price of those stock options, and the repurchase, redemption or other acquisition or retirement of Equity Interests (other than Disqualified Stock) made in lieu of withholding taxes resulting from the exercise, exchange or conversion of stock options, warrants or other similar rights;

(7) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Grande or any Restricted Subsidiary of Grande, or any class or series of preferred stock of a Restricted Subsidiary of Grande, in each case issued after the Issue Date in accordance with the Debt to Cash Flow Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8) Permitted Payments to Parent;

(9) payments or distributions to dissenting stockholders pursuant to applicable law in connection with a merger, consolidation or transfer of assets that complies with the provisions described under the caption “—Merger, Consolidation or Sale of Assets;”

(10) upon the occurrence of a Change of Control and within 60 days after the completion of the offer to repurchase the notes in accordance with the provisions described under the caption “—Repurchase at the Option of Holders—Change of Control,” any purchase or redemption of Subordinated Indebtedness of Grande required pursuant to the terms thereof as a result of such Change of Control at a purchase or redemption price not to exceed 101% of the outstanding principal amount thereof, plus accrued and unpaid interest thereon, if any;

(11) payments made to the holders of the warrants at the time of exercise in an amount in cash equal to the value of any fractional warrants exercised; and

(12) other Restricted Payments not to exceed $5.0 million in the aggregate since the Issue Date.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Grande or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Grande whose determination will be conclusive and whose resolution with respect thereto will be delivered to the trustee.

Incurrence of Indebtedness and Issuance of Preferred Stock

Grande will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Grande will not issue any Disqualified

Stock and will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock or any shares of preferred stock; provided, however, that Grande may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock or preferred stock (including Disqualified Stock or preferred stock existing at the time of acquisition of a Guarantor), if the Debt to Cash Flow Ratio for Grande’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been no greater than 6.5 to 1 for any four fiscal quarter period ending on or prior to December 31, 2005; no greater than 6.0 to 1 for any four fiscal quarter period ending after December 31, 2005 and on or prior to December 31, 2006; no greater than 5.5 to 1 for any four fiscal quarter period ending after December 31, 2006 and on or prior to December 31, 2007; and no greater than 5.0 to 1 for any four fiscal quarter period ending after December 31, 2007, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Grande and its Restricted Subsidiaries of Existing Indebtedness;

(2) the incurrence by Grande and the Guarantors of Indebtedness represented by the notes and the related Subsidiary Guarantees to be issued on the Issue Date and the exchange notes and the related Subsidiary Guarantees to be issued pursuant to the registration rights agreement;

(3) the incurrence by Grande or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) or Disqualified Stock of Grande, or Indebtedness (other than intercompany Indebtedness), Disqualified Stock or preferred stock of a Restricted Subsidiary of Grande, in each case that was permitted by the indenture to be incurred or issued under the first paragraph of this covenant or clause (1), (2) or (3) of this paragraph;

(4) the incurrence by Grande or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Grande and any of its Restricted Subsidiaries; provided, however, that:

(a) if Grande or any Guarantor is the obligor on such Indebtedness and the payee is not Grande or a Guarantor, such Indebtedness must be expressly subordinated in right of payment to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Grande, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Grande or a Restricted Subsidiary of Grande and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Grande or a Restricted Subsidiary of Grande;

will be deemed, in each case, to constitute an incurrence of such Indebtedness by Grande or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (4);

(5) the issuance by any of Grande’s Restricted Subsidiaries to Grande or to any of its Restricted Subsidiaries of shares of Disqualified Stock or preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or preferred stock being held by a Person other than Grande or a Restricted Subsidiary of Grande; and

(b) any sale or other transfer of any such Disqualified Stock or preferred stock to a Person that is not either Grande or a Restricted Subsidiary of Grande;

will be deemed, in each case, to constitute an issuance of such Disqualified Stock or preferred stock by Grande or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (5);

(6) the incurrence by Grande or any of its Restricted Subsidiaries of Hedging Obligations;

(7) the guarantee by Grande or any of the Guarantors of Indebtedness of Grande or a Restricted Subsidiary of Grande that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to the notes, then the Guarantee shall be subordinated in right of payment to the same extent as the Indebtedness guaranteed;

(8) the incurrence by Grande or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance bonds, completion bonds, bid bonds, appeal bonds and surety bonds or other similar bonds or obligations, in each case incurred in the ordinary course of business, and any Guarantees or letters of credit functioning as or supporting any of the foregoing;

(9) the incurrence by Grande or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(10) the incurrence by Grande or any of the Guarantors of Indebtedness represented by Capital Lease Obligations (whether or not as part of a Sale and Leaseback Transaction), mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of acquisition, construction or improvement of property, plant or equipment, in an aggregate principal amount at any time outstanding not to exceed $10.0 million;

(11) Indebtedness consisting of customary indemnification, adjustments of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition of any Permitted Business; and

(12) the incurrence by Grande or any of the Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $5.0 million.

Grande will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Grande or such Guarantor, unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Subsidiary Guarantee on substantially identical terms.

For purposes of determining any particular amount of Indebtedness under this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, Guarantees, Liens or obligations with respect to letters of credit, in each case supporting Indebtedness otherwise included in the determination of such particular amount, shall not be included. For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Grande will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph of this covenant. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class or series of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Grande or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the maximum fixed redemption or repurchase price of Disqualified Stock, exclusive of accrued dividends thereon, of the specified Person at the time of determination and, with respect to any Restricted Subsidiary that is not a Guarantor, any preferred stock;

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person; and

(4) the principal amount of the Indebtedness, in the case of any other Indebtedness.

Liens

Grande will not, and will not permit any of its Restricted Subsidiaries to create, incur, assume or suffer to exist any Lien securing Indebtedness, upon any Collateral now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Grande will not, and will not permit any of its Restricted Subsidiaries to, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) (a) pay dividends or make any other distributions on its Capital Stock to Grande or any of Grande’s Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, such Restricted Subsidiary’s profits, or (b) pay any indebtedness owed to Grande or any of its Restricted Subsidiaries;

(2) make loans or advances to Grande or any of Grande’s Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to Grande or any of Grande’s Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements or instruments governing Existing Indebtedness or Capital Stock as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements or instruments; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements or instruments on the Issue Date;

(2) agreements or instruments governing Indebtedness containing prohibitions on dividends, distributions and other restricted payments; provided, however, that such clauses must permit dividends or other distributions of any Restricted Subsidiary of Grande to Grande to enable Grande to make all regularly scheduled payments of the principal of, or interest and premium and Liquidated Damages, if any, on the notes so long as no default or event of default has occurred and is continuing, or would result therefrom; provided, that if the event of default giving rise to such encumbrance or restriction is other than a payment event of default, a bankruptcy or insolvency event of default, then such prohibition may not extend for more than 180 days in any consecutive 360 day period;

(3) the indenture, the notes and the Subsidiary Guarantees;

(4) applicable law, rule, regulation or order;

(5) any instrument governing Indebtedness or Capital Stock of a Person acquired by Grande or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6) customary non-assignment provisions in contracts, leases, real property mortgages and licenses entered into in the ordinary course of business;

(7) purchase money obligations for property acquired in the ordinary course of business, Capital Lease Obligations or mortgage financings that impose restrictions on the property purchased or leased that are (a) incurred pursuant to clause (10) of the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, (b) incurred pursuant to clause (12) of the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant or (c) incurred pursuant to the first paragraph of the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(8) any instrument governing Secured Indebtedness that imposes restrictions on the assets securing such Indebtedness of the nature described in clause (3) of the preceding paragraph;

(9) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(10) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(11) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(12) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of Grande’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(13) restrictions on cash or other deposits or net worth restrictions, in each case imposed by customers under contracts entered into in the ordinary course of business; and

(14) any other customary provisions arising or agreed to in the ordinary course of business not relating to Indebtedness or Capital Stock that do not individually or in the aggregate detract from the value of the assets of Grande or any Guarantor.

Sale and Leaseback Transactions

Grande will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction (other than a Sale and Leaseback Transaction between Grande and one or more Guarantors or among Guarantors); provided, however, that this covenant shall not apply to any Sale and Leaseback Transaction entered into by Grande or any of the Guarantors if:

(1) Grande or such Guarantor could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness;

(2) the Net Proceeds from such Sale and Leaseback Transaction are at least equal to the Fair Market Value of the property so leased at the time of entering into such arrangement (as determined in any manner approved by the applicable Board of Directors whose determination will be conclusive); and

(3) Grande applies the proceeds of such transaction in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Merger, Consolidation or Sale of Assets

Grande may not: (1) consolidate or merge with or into another Person (regardless of whether Grande is the surviving corporation); or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of Grande and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) Grande is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Grande) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Grande) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Grande under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) Grande or the Person formed by or surviving any such consolidation or merger (if other than Grande), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, Grande may not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

Upon any merger or consolidation, or any sale, transfer, assignment, conveyance or other disposition of all or substantially all of the properties or assets of Grande and its Restricted Subsidiaries in accordance with the first paragraph of this covenant, the successor person formed by the consolidation or into which Grande is merged or to which the sale, transfer, assignment, conveyance or other disposition is made, will succeed to and be substituted for Grande, and may exercise every right and power of Grande under the indenture with the same effect as if the successor had been named as us therein. When the successor assumes all of our obligations under the indenture, Grande will be discharged from those obligations.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of Grande with an Affiliate solely for the purpose of reincorporating Grande in another jurisdiction;

(2) a Restructuring; or

(3) any merger or consolidation, or any sale, transfer, assignment, conveyance, lease or other disposition of assets between or among Grande and its Restricted Subsidiaries that are Guarantors.

Transactions with Affiliates

Grande will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Grande (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Grande or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Grande or such Restricted Subsidiary with an unrelated Person; and

(2) Grande delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors of Grande set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and, if an opinion meeting the requirements set forth in clause (b) below has not been obtained, that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Grande; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to Grande or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following matters will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any transaction by Grande or any Restricted Subsidiary with an Affiliate of Grande directly related to the purchase, sale or distribution of products in the ordinary course of business consistent with industry practice which has been approved by a majority of the disinterested (as to such transaction) members of the Board of Directors;

(2) any employee, director or consulting arrangement approved by a majority of disinterested (as to such transaction) members of the Board of Directors of Grande, including any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by Grande or any of its Restricted Subsidiaries and existing on the Issue Date, or entered into thereafter in the ordinary course of business, and any indemnities or other transactions permitted or required by corporate charter or bylaw, statutory provisions or any of the foregoing agreements, plans or arrangements;

(3) transactions exclusively between or among Grande and/or any of the Guarantors;

(4) payment of reasonable directors’ fees to directors of Grande and its Subsidiaries;

(5) any transaction on arm’s-length terms with any non-Affiliate of Grande that becomes an Affiliate of Grande solely as a result of such transaction;

(6) (i) any issuance of Equity Interests (other than Disqualified Stock) of Grande to, (ii) any receipt of any capital contribution from, or (iii) after such time as the common equity of Grande is listed or quoted on a national securities exchange or national quotation system, any purchase of such common equity at a price per share equal to or less than the average closing price for such common equity as reported or quoted on such exchange or quotation system during the five trading days immediately preceding the date of such transaction from, in any of the above cases, any Affiliate of Grande; provided, however, that any such purchase or series of related purchases of such common equity of Grande involving aggregate consideration in excess of $15.0 million shall comply with clause 2(b) of the prior paragraph;

(7) any Permitted Investments or Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments;”

(8) a Restructuring;

(9) loans or advances to employees or directors made in the ordinary course of business of Grande or any of its Restricted Subsidiaries in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

(10) any contracts, agreements or understandings existing as of the Issue Date, any amendments to or replacements of any such contract, agreement or understanding so long as any such amendment or replacement is not more disadvantageous to Grande or to the holders of the notes in any material respect than the original agreement as in effect as of the Issue Date and any rights of first refusal, first offer, co-sale rights and preemptive rights relating to Equity Interests (other than Disqualified Stock) granted to any Affiliate of Grande; and

(11) any Permitted Payments to Parent.

Limitation on Capital Expenditures

During the fiscal year ending December 31, 2004, the aggregate amount of Grande’s and its Restricted Subsidiaries’ Capital Expenditures shall not exceed the sum of (x) $50.0 million plus (y) any Net Proceeds from the issue or sale of Equity Interests (other than Disqualified Stock) of Grande or a cash contribution to Grande’s common equity capital that is completed during such fiscal year (provided that such Net Proceeds have not been used pursuant to clause 3(b) of the first paragraph of the “Restricted Payments” covenant). Notwithstanding the preceding sentence, Grande and its Restricted Subsidiaries shall not be permitted to make any Capital Expenditures at any time that the aggregate amount of cash and Cash Equivalents held by Grande and its Restricted Subsidiaries, after giving effect to such Capital Expenditures, would be less than $20.0 million.

Business Activities

Grande will not, and will not permit any of its Restricted Subsidiaries to, engage in any line of business other than Permitted Businesses, except to such extent as would not be material to Grande and its Restricted Subsidiaries taken as a whole, and except with respect to businesses acquired by Grande or its Restricted Subsidiaries as part of an acquisition of a Permitted Business that are intended to be disposed of within a reasonable time after the acquisition thereof.

Additional Subsidiary Guarantees

If Grande or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the Issue Date, then that newly acquired or created Domestic Restricted Subsidiary will become a Guarantor and execute a supplemental indenture pursuant to which it will guarantee the notes on an unconditional senior basis and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided that any Domestic Restricted Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Grande may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Grande and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted

Investments, as determined by Grande. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Grande may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default. The determination of Fair Market Value for the foregoing purposes will be made by the Board of Directors of Grande, whose determination will be conclusive.

Payments for Consent

Grande will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the SEC’s rules and regulations, so long as any notes are outstanding, the indenture will provide that Grande will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within five days following the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in reports filed with the SEC on Forms 10-Q and 10-K if Grande were required to file such reports, starting with the Form 10-Q for the quarter ending March 31, 2004, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of Grande and its consolidated Subsidiaries; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Grande were required to file such reports.

All such financial information and reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports; provided that, unless otherwise required by the rules and regulations of the SEC, any financial information and certifications of financial statements required under the Sarbanes-Oxley Act of 2002 and any corresponding rules and regulations of the SEC shall be required to be provided only to the extent required by so-called “voluntary filers.” Each annual report on Form 10-K will include a report on Grande’s consolidated financial statements by Grande’s certified independent accountants. In addition, Grande will file a copy of each of the financial information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If Grande has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Unrestricted Subsidiaries are Significant Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall be presented in compliance with Rule 3-10 of Regulation S-X promulgated under the Securities Act.

In addition, for so long as any notes remain outstanding, at any time Grande and the Guarantors are not required to file the information and reports required by the preceding paragraphs with the SEC, Grande and the Guarantors will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule l44A(d)(4) under the Securities Act.

Security

Collateral and Security

Security Documents. The payment of the principal of and interest and premium and Liquidated Damages, if any, on the notes, and the payment and performance of all other Note Obligations will be secured by a first- priority security interest in the Collateral, as provided in the Security Documents. The definition of “Note Obligations” includes all Obligations with respect to Additional Notes issued pursuant to the indenture as provided above.

See definition of “Collateral” under the caption “—Definitions” for a list of the property and assets included in the Collateral and the definition of “Excluded Collateral” for a list of property and assets expressly excluded from the Collateral. The Collateral consists of substantially all of the assets of Grande and the Guarantors, other than real property leaseholds, property subject to capital lease obligations or sale and leaseback transactions and assets whose pledge or encumbrance is restricted. We and the Guarantors will, subject to the covenant described under “—Security—Collateral and Security—Creation of Security Interest on Collateral,” enter into and deliver the Security Documents simultaneously with the execution and delivery of the indenture, or with respect to certain Security Documents, within 90 days thereafter.

The Liens securing the Note Obligations will be created pursuant to one or more of the Security Documents in favor of the Collateral Agent for the benefit of all present and future holders of Note Obligations. Grande will, and will cause each of the Guarantors to, do or cause to be done all acts and things which may be required, or which the applicable Collateral Agent from time to time may reasonably request to assure and confirm that the applicable Collateral Agent holds, for the benefit of the holders of Note Obligations, duly created, enforceable and perfected Liens upon the Collateral, in each case, as contemplated by, and to the extent required by, the indenture and the Security Documents.

Grande will, and will cause each of the Guarantors to, do or cause to be done all acts and things which may be required, or which the Collateral Agent from time to time may reasonably request, to assure and confirm that the Collateral Agent holds, for the benefit of the holders of Note Obligations, duly created, enforceable and perfected Liens upon the Collateral as contemplated by the indenture and the Security Documents; provided that, with respect to Liens on deposit accounts, security intermediary accounts or Collateral held by bailees, each as defined in Article 9 of the New York Uniform Commercial Code, Grande and the Guarantors will be required to use their commercially reasonable best efforts to perfect the Liens on such deposit accounts, security intermediary accounts or Collateral held by bailees.

Creation of Security Interest on Collateral. Grande will, and will cause its Restricted Subsidiaries to, deliver to the Collateral Agent as soon as practical, but in any no event later than 90 days after the Closing Date, Security Documents in form and substance satisfactory to the Collateral Agent, together with (i) satisfactory evidence that all filings in all filing or recording offices necessary or desirable to ensure that the Collateral Agent has a valid, first and subsisting Lien on all of the Collateral have been made, (ii) evidence that all filing and recording taxes and fees have been paid and (iii) opinions or certificates as required by the Collateral Agent. Notwithstanding the foregoing, the Collateral Agent may extend the date for compliance with this covenant or waive such compliance with respect to any assets (forming part of the Collateral) the aggregate book value of which does not exceed 5% of the book value of Grande’s total consolidated assets as of the end of the last quarter for which financial statements have been prepared and are included in this prospectus.

Collateral Agent. The Collateral Agent, which initially will be the trustee, will hold the Liens granted to it pursuant to the Security Documents. The Collateral Agent will be subject to such directions as may be given it by the trustee from time to time as required or permitted by the indenture. Except as directed by the trustee and as required or permitted by the indenture, the Collateral Agent will not be obligated to:

(1) act upon directions purported to be delivered to it by any Person;

(2) foreclose upon or otherwise enforce any Lien; or

(3) take any other action whatsoever with regard to any or all of the Liens, Security Documents or the Collateral.

Neither the trustee nor the Collateral Agent, nor any of their respective officers, directors, employees, attorneys or agents, will be responsible for the existence, genuineness, value or protection of any Collateral, for the legality, enforceability, effectiveness or sufficiency of the Security Documents, for the creation, perfection, priority, sufficiency or protection of any Lien or for any failure to demand, collect, foreclose or realize upon or otherwise enforce any of the Liens or Security Documents or for any delay in doing so.

Authorization of Actions to Be Taken. The Collateral Agent and the trustee will be authorized and empowered to receive for the benefit of the holders of notes any funds collected or distributed under the Security Documents and to make further distributions of such funds to the holders of notes according to the provisions of the indenture.

Subject to the provisions of the indenture governing the trustee’s duties and rights generally, and subject to the provisions described below under the caption “—Security—Release of Note Liens,” the trustee may, in its sole discretion and without the consent of the holders of notes, direct, on behalf of the holders of notes, the Collateral Agent to take all actions it deems necessary or appropriate in order to:

(1) foreclose upon or otherwise enforce any or all of the Note Liens;

(2) enforce any of the terms of the Security Documents; or

(3) collect and receive payment of any and all Note Obligations.

Release of Note Liens. The Note Liens will be released in whole:

(1) upon payment in full of the principal of, and accrued and unpaid interest, premium and Liquidated Damages, if any, on the notes and payment in full of all other Note Obligations that are due and payable at or prior to the time such principal, accrued and unpaid interest, premium and Liquidated Damages, if any, are paid;

(2) upon satisfaction and discharge of the indenture in accordance with the indenture; or

(3) upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described below under the caption “—Legal Defeasance and Covenant Defeasance.”

The Note Liens will be released in part with respect to any asset constituting Collateral:

(1) upon delivery by Grande to the trustee and the Collateral Agent of an Officers’ Certificate certifying that the asset has been sold or otherwise disposed of by Grande or a Guarantor to a Person other than Grande or a Guarantor in a transaction permitted by the indenture, at the time of such sale or disposition; or

(2) upon delivery by Grande to the trustee and the Collateral Agent of an Officers’ Certificate certifying that the asset is owned or has been acquired by a Guarantor that has been released from its Guarantee (including by virtue of a Subsidiary Guarantor becoming an Unrestricted Subsidiary).

Filing, Recording and Opinions. Immediately prior to the issuance of the Exchange Securities and on April 1 of each year beginning with April 1, 2005, Grande will furnish to the trustee and the Collateral Agent an opinion of counsel, in the form specified in the indenture for such opinion, with respect to the effectiveness and perfection of the Liens intended to be created by the security documents. Grande will otherwise comply with the provisions of TIA §314(b).

To the extent applicable, Grande will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities from Note Liens or relating to the substitution for the Note Liens of any property or securities to be subjected to the Lien of the security documents, to be complied with and will furnish to the trustee and the Collateral Agent, prior to each proposed release of Collateral pursuant to the Security Documents, all documents required by TIA §314(d) and an opinion of counsel to the effect that the accompanying documents constitute all documents required by TIA §314(d). Notwithstanding anything to the contrary in this paragraph, Grande will not be required to comply with all or any portion of TIA §314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA §314(d) and/or any interpretation or guidance as to the meaning thereof of the Commission or its staff, including “no action” letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to one or a series of released Collateral.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes;

(2) default in payment when due of the principal of, or premium, if any, on the notes;

(3) failure by Grande or a Guarantor to comply with its obligations described under the caption “—Covenants—Merger, Consolidation or Sale of Assets” or to consummate a purchase of notes when required pursuant to the covenants described under the captions “—Repurchase at the Option of Holders—Change of Control” or “—Repurchase at the Option of Holders—Asset Sales;”

(4) failure by Grande or any of its Restricted Subsidiaries for 30 days after notice from the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes to comply with the provisions described under the captions “—Covenants—Restricted Payments” or “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control” or “Repurchase at the Option of Holders—Asset Sales” to the extent not described in clause (3) above;

(5) failure by Grande or any of its Restricted Subsidiaries for 60 days after notice to Grande from the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes to comply with any of the other agreements in the indenture, the notes or the Security Documents;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Grande or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Grande or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity;

and, in each case, (I) the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more and (II) such default shall not have been remedied, cured or waived by the holders of the relevant Indebtedness within 60 days after such default;

(7) any final judgment or decree (to the extent not covered by insurance) for the payment of money in excess of $10.0 million is entered against Grande or any of its Restricted Subsidiaries and is not paid or discharged, and there is any period of 60 consecutive days following entry of such final judgment or decree during which a stay of enforcement of such final judgment or decree, by reason of pending appeal or otherwise, is not in effect;

(8) except as permitted by the indenture, any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee;

(9) certain events of bankruptcy or insolvency described in the indenture with respect to Grande or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; and

(10)(a) default by Grande or any Guarantor in the performance of the Security Documents which could reasonably be expected to adversely affect the enforceability, validity, perfection or priority of the Note Liens or which could reasonably be expected to adversely affect the condition or value of the Collateral, in each case, taken as a whole, in any material respect, (b) repudiation or disaffirmation by Grande or any of such Guarantors of its or their obligations under the Security Documents or (c) the determination in a judicial proceeding that all or any material portion of the Security Documents, taken as a whole, are unenforceable or invalid, for any reason, against Grande or any of the Guarantors.

The indenture contains a provision providing that in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Grande, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. However, the effect of such provision may be limited by applicable laws. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. If an Event of Default occurs and the notes become or are declared due and payable, Grande will be required to repay 100% of the Accreted Value of the notes, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of the Event of Default.

Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, premium or interest or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest or Liquidated Damages (if any) when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the notes then outstanding by written notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages on, or the principal of, the notes.

Grande is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Grande is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, incorporator, agent, stockholder or Affiliate of Grande or any Guarantor, as such, will have any liability for any obligations of Grande or the Guarantors under the notes, the indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liabilities. The waiver and release are part of the consideration for issuance of the notes and the Subsidiary Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Grande may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2) Grande’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Grande’s and the Guarantor’s obligations in connection therewith; and

(4) the sections of the indenture containing the Legal Defeasance and Covenant Defeasance provisions.

In addition, Grande may, at its option and at any time, elect to have the obligations of Grande released with respect to the provisions of the indenture described above under “—Repurchase at the Option of Holders” and under “—Covenants” (other than the covenant described under “—Covenants—Merger, Consolidation or Sale of Assets” except to the extent described below) and the limitation imposed by clause (4) under “—Covenants— Merger, Consolidation or Sale of Assets” (such release and termination being referred to as “Covenant Defeasance”), and thereafter any omission to comply with such obligations or provisions will not constitute a Default or Event of Default. In the event Covenant Defeasance occurs in accordance with the indenture, the Events of Default described under clauses (3) through (9) under the caption “—Events of Default and Remedies” (but, as to clause (9), only with respect to Subsidiaries of Grande), in each case, will no longer constitute an Event of Default.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Grande must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Grande must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, Grande shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Grande has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Grande shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Grande or any Guarantor is a party or by which Grande or any Guarantor is bound;

(6) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Grande or any of its Subsidiaries is a party or by which Grande or any of its Subsidiaries is bound;

(7) Grande shall have delivered to the trustee an officers’ certificate stating that the deposit was not made by Grande with the intent of preferring the holders of notes over the other creditors of Grande with the intent of defeating, hindering, delaying or defrauding creditors of Grande or others;

(8) Grande shall have delivered to the trustee an officers’ certificate stating that all conditions precedent set forth in clauses (1) through (7) of this paragraph have been complied with; and

(9) Grande must deliver to the trustee an opinion of counsel (which opinion of counsel may be subject to customary assumptions, qualifications and exclusions), stating that all conditions precedent set forth in clauses (2), (3) and (5) of this paragraph have been complied with; provided that the opinion of counsel with respect to clause (5) of this paragraph may be to the knowledge of such counsel.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Subsidiary Guarantees may be waived with the consent of the holders of at least a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each noteholder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than with regard to provisions relating to the covenants described above under “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes (other than with regard to provisions relating to the covenants described above under “—Repurchase at the Option of Holders”);

(7) waive a redemption payment with respect to any note (other than with regard to provisions relating to the covenants described above under “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture;

(9) release all or substantially all of the collateral from the Liens created by the Security Documents except as specifically provided by the indenture and the Security Documents; or

(10) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, Grande, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Subsidiary Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes, or to alter the provisions of the indenture concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust in a manner that does not adversely affect any holder;

(3) to provide for the assumption of Grande’s or a Guarantor’s obligations to holders of notes and Subsidiary Guarantees in the case of a merger or consolidation or sale of all or substantially all of Grande’s or such Guarantor’s assets, as applicable;

(4) to effect the release of a Guarantor from its Subsidiary Guarantee and the termination of such Subsidiary Guarantee, all in accordance with the provisions of the indenture governing such release and termination;

(5) to add any Subsidiary Guarantees or to add any additional assets to the Collateral;

(6) to reflect the grant of Liens on the Collateral for the benefit of an additional secured party, to the extent that such Indebtedness and the Lien securing such Indebtedness is permitted by the terms of the indenture;

(7) to release Collateral from the Lien of the indenture and the Security Documents when permitted or required by the indenture or applicable Security Document;

(8) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(9) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(10) to conform the text of the indenture or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees or the notes; or

(11) to provide for a successor trustee in accordance with the provisions of the indenture.

The consent of the holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the notes, as expressly provided for in the indenture) as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Grande, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Grande or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(3) such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Grande or any Guarantor is a party or by which Grande or any Guarantor is bound;

(4) Grande or any Guarantor has paid or caused to be paid all of the Note Obligations; and

(5) Grande has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Grande must deliver to the trustee (a) an officers’ certificate, stating that all conditions precedent set forth in clauses (1) through (5) above have been satisfied, and (b) an opinion of counsel (which opinion of counsel may be subject to customary assumptions and qualifications), stating that all conditions precedent set forth in clauses (3) and (5) above have been satisfied; provided that the opinion of counsel with respect to clause (3) above may be to the knowledge of such counsel.

Governing Law

The indenture, the notes, the Subsidiary Guarantees and the Security Documents will be governed by the laws of the State of New York, without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Concerning the Trustee

If the trustee becomes a creditor of Grande or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture, the registration rights agreement and the security documents without charge by writing to Grande Communications Holdings, Inc., 401 Carlson Circle, San Marcos, Texas 78666, Attention: Chief Financial Officer.

Registration Rights; Liquidated Damages

The following description is a summary of the material provisions of the registration rights agreement relating to the notes. It does not restate that agreement in its entirety. We urge you to read the proposed form of registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of these notes. See “—Additional Information.”

Grande, the Guarantors and the Initial Purchasers entered into a registration rights agreement on the closing of the sale or prior to the closing of this offering. Under the registration rights agreement, the company agreed to file this registration statement (the Exchange Offer Registration Statement). Upon the effectiveness of the Exchange Offer Registration Statement, Grande and the Guarantors will offer to the holders of Transfer Restricted Securities pursuant to the Exchange Offer (as defined in the registration rights agreement) who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for exchange notes.

If Grande and the Guarantors are not required to file the Exchange Offer Registration Statement; or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy; or any holder of Transfer Restricted Securities notifies Grande prior to the 20th business day following consummation of the Exchange Offer that it is prohibited by law or SEC policy from participating in the Exchange Offer; it may not resell the exchange notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or it is a broker-dealer and owns notes acquired directly from Grande or an affiliate of Grande, Grande and the Guarantors will file with the SEC a Shelf Registration Statement (as defined in the registration rights agreement) to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

For purposes of the preceding, “Transfer Restricted Securities” means each note until the earlier to occur of:

(1) the date on which such note has been exchanged by a Person other than a broker-dealer for an exchange note in the Exchange Offer;

(2) following the exchange by a broker-dealer in the Exchange Offer of a note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3) the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4) the date on which such note is distributed to the public pursuant to Rule 144 under the Securities Act.

If:

(1) Grande and the Guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

(2) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”);

(3) Grande and the Guarantors fail to consummate the Exchange Offer within 30 business days of the date on which the Exchange Offer Registration Statement is declared effective by the SEC; or

(4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then Grande and the Guarantors will pay Liquidated Damages to each holder of notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of notes held by such holder.

The amount of the Liquidated Damages will increase by an additional $0.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages for all Registration Defaults of $0.20 per week per $1,000 principal amount of notes.

All accrued Liquidated Damages will be paid by Grande and the Guarantors in the manner provided for the payment of interest in the indenture as more fully set forth in the indenture and the notes.

Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

Holders of notes will be required to make certain representations to Grande (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify Grande and the Guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from Grande.

Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Accreted Value” means, as of any date (the “Specified Date”), with respect to each $1,000 principal amount at maturity of notes:

(1) if the Specified Date is one of the following dates (each, a “Semi-Annual Accrual Date”), the amount set forth opposite such date below:

Semi-Annual Accrual Date	Accreted Value
Issue Date	$957.37
October 1, 2004	$959.37
April 1, 2005	$961.32
October 1, 2005	$963.42
April 1, 2006	$965.68
October 1, 2006	$968.11
April 1, 2007	$970.71
October 1, 2007	$973.52
April 1, 2008	$976.53
October 1, 2008	$979.77
April 1, 2009	$983.25
October 1, 2009	$987.00
April 1, 2010	$991.02
October 1, 2010	$995.35
April 1, 2011	$1,000.00

(2) if the Specified Date occurs between two Semi-Annual Accrual Dates, the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding the Specified Date and (B) an amount equal to the product of (a) the difference of (x) the Accreted Value for the immediately following Semi-Annual Accrual Date and (y) the Accreted Value for the immediately preceding Semi-Annual Accrual Date and (b) a fraction, the numerator of which is the number of days actually lapsed from the immediately preceding Semi-Annual Accrual Date to the Specified Date and the denominator of which is the number of days between the two Semi-Annual Accrual Dates.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness or Disqualified Stock of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, regardless of whether such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Notes” means an unlimited amount of notes (other than the notes offered hereby) issued under and in accordance with the indenture, as part of the same class as the notes offered hereby.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that any specified Person that has beneficial ownership of 10% or more of the Voting Stock of Grande shall be deemed to be an Affiliate of Grande. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Grande and its Restricted

Subsidiaries, taken as a whole, will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests by any of Grande’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following transactions will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $3.0 million;

(2) a sale, lease, conveyance or other disposition of assets between or among Grande and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of Grande to Grande or to a Restricted Subsidiary of Grande;

(4) the sale, lease, conveyance or other disposition of (a) products (including, without limitation, fiber optic cable, interduct, conduit or interests therein), services, inventory or accounts receivable in the ordinary course of business or (b) equipment or other assets pursuant to a program for the maintenance or upgrading of such equipment or assets, including, without limitation, the disposition of either obsolete equipment or equipment that is damaged or worn out;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims in the ordinary course of business or a grant of a Lien not prohibited by the indenture;

(7) a Restructuring;

(8) a Restricted Payment that does not violate the covenant described above under the caption “—Covenants—Restricted Payments” or a Permitted Investment; and

(9) any Sale and Leaseback Transaction the Net Proceeds of which, together with the aggregate Net Proceeds from all other Sale and Leaseback Transactions since the Issue Date, do not exceed $ 5.0 million.

“Attributable Debt” means Indebtedness deemed to be incurred in respect of a Sale and Leaseback Transaction and will be, at the date of determination, the present value (discounted at the actual rate of interest implicit in such transaction, compounded semiannually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “Beneficially Owns”, “Beneficially Owned” and “beneficial ownership” have correlative meanings.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the board of directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Expenditures” means for any period, all direct or indirect expenditures (including, without limitation, the acquisition of securities of a Person, the expenditure of cash, the transfer of property or the assumption of Indebtedness of a Person) in respect of the purchase or other acquisition of fixed or capital assets determined in conformity with GAAP, excluding (i) normal replacement and maintenance programs properly charged to current operations, (ii) any portion of such capital expenditures in respect of capitalized interest and (iii) the purchase price of equipment to the extent that the consideration therefor consists of used, worn out, damaged, obsolete or surplus equipment being traded in at such time or the proceeds of a concurrent sale of such used, worn out, damaged, obsolete or surplus equipment.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, any capital stock of the corporation;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into, or exchangeable for, Capital Stock, whether or not such debt securities include any right of participation in profits, losses or distributions of assets with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Grande and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than the Principals or their Related Parties;

(2) the adoption of a plan relating to the liquidation or dissolution of Grande;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above) other than Parent or the Principals and their Related Parties becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Grande, measured by voting power rather than number of shares;

(4) after an initial public offering of common Equity Interests of Grande or any direct or indirect parent of Grande, the first day on which a majority of the members of the Board of Directors of Grande are not Continuing Directors; or

(5) the first day on which Parent ceases to own 100% of the outstanding Equity Interests of Grande (after having acquired such Equity Interests).

Notwithstanding the foregoing, a Restructuring shall not constitute a Change of Control.

“Collateral” means all of the tangible and intangible property and assets of Grande and the Guarantors, whether now existing or hereinafter acquired, including without limitation, all of the capital stock of (or other ownership interests in) each Subsidiary of Grande, in each case, existing on the Issue Date or thereafter created or acquired; provided that “Collateral” shall not include the Excluded Collateral.

“Collateral Agent” means the trustee in its capacity as the holder of Liens granted to it pursuant to the Security Documents and any successor in such capacity.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent such amount was deducted in calculating such Consolidated Net Income of such Person for such period:

(1) provision for taxes based on income, profits or capital structure of such Person and its Restricted Subsidiaries for such period; plus

(2) the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period; plus

(3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses and items (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period; plus

(4) all other non-cash items reducing such Consolidated Net Income for such period (other than items that will require cash payments and for which an accrual is, or is required by GAAP to be, made), less all other non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Grande will be added to Consolidated Net Income to compute Consolidated Cash Flow of Grande only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Grande by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Interest Expense” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, regardless of whether such Guarantee or Lien is called upon; plus

(4) all dividends, whether paid or accrued and regardless of whether in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Grande (other than Disqualified Stock) or to Grande or a Restricted Subsidiary of Grande,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP (but excluding the Net Income of Unrestricted Subsidiaries); provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) any gains or losses (on an after-tax basis) attributable to Asset Sales shall be excluded in calculating Consolidated Net Income; and

(5) all extraordinary gains or losses shall be excluded in calculating Consolidated Net Income.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Grande who:

(1) was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Facilities” means, one or more debt facilities or commercial paper facilities, in each case with banks, other institutional lenders, financial institutions or debt investors providing for revolving credit loans, term loans, bridge loans, note purchase arrangements, hedge agreements, debt securities, receivables financing

(including, without limitation, through the sale of receivables to such parties or to special purpose entities formed to borrow from such parties against such receivables), one or more letters of credit, or one or more indentures or similar agreements, including any related bond, note, debentures, Guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced, whether or not with the same party (including, without limitation, by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Debt to Cash Flow Ratio” means, with respect to any specified Person as of any date of determination, the ratio of (a) the consolidated Indebtedness of such Person as of such date to (b) the Consolidated Cash Flow of such Person for the four most recent full fiscal quarters for which internal financial statements are available prior to such date of determination, determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by such Person and its Restricted Subsidiaries from the beginning of such four- quarter period through and including such date of determination (including any related financing transactions) as if such acquisitions and dispositions (and related financing transactions) had occurred at the beginning of such four-quarter period.

In addition, for purposes of calculating the Debt to Cash Flow Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the date on which the event for which the calculation of the Debt to Cash Flow Ratio is made (the “Calculation Date”) will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter reference period; and

(4) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter reference period.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Grande to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale of or by Grande or any of its Restricted Subsidiaries will not constitute Disqualified Stock if such Capital Stock (A) was issued prior to the Issue Date or (B) was issued on or after the Issue Date and the terms of such Capital Stock provide that Grande may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Grande and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary of Grande that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Grande.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt securities convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any issuance or sale of Equity Interests (other than Disqualified Stock), or a contribution to the equity capital, of Grande.

“Excluded Collateral” means:

(1) the capital stock of or ownership interests in a Subsidiary not constituting a Guarantor;

(2) in the case of any Foreign Subsidiaries, the Capital Stock of “first tier” foreign subsidiaries in excess of 65% of the capital stock of such “first tier” foreign subsidiaries for so long as the pledge at any greater percentage would have adverse tax consequences for Grande;

(3) any leased real property;

(4) any real property subject to a Sale and Leaseback Transaction or any property subject to a Capital Lease Obligation; and

(5) (a) any assets owned by Grande or any of the Guarantors as of the Issue Date (the “Existing Assets”) as to which the right or ability of Grande or such Guarantor to pledge or encumber such Existing Assets is (i) restricted by agreement with a third party in effect on the Issue Date or for which the consent or approval of a third party is required as of the Issue Date, or (ii) prohibited by law or regulation or governmental franchise agreement, (b) any assets acquired by Grande or any of the Guarantors after the Issue Date (the “Acquired Assets”) as to which the right or ability of Grande or such Guarantor to pledge or encumber such Acquired Assets is (i) restricted by agreement with a third party in effect on the date of such acquisition (other than any such restrictions entered into in contemplation of such acquisition) or for which the consent or approval of a third party is required as of the date of such acquisition, or (ii) prohibited by law or regulation or governmental franchise agreement or (c) Acquired Assets which either singly, or taken together with all such other Acquired Assets included within this clause (c), are not material to the business, operations or financial condition of Grande and the Guarantors taken as a whole.

“Existing Indebtedness” means Indebtedness of Grande and its Subsidiaries in existence on the Issue Date.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Grande, whose determination shall be conclusive.

“GAAP” means generally accepted accounting principles in the United States of America as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect as of the Issue Date.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means, as of any time, each of Grande’s Domestic Restricted Subsidiaries that at such time are guarantors of the notes in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements, interest rate exchange agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $1.0 million and whose total revenues for the most recent 12-month period do not exceed $500,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of Grande or any Guarantor.

“Indebtedness” means, with respect to any specified Person, without duplication, any indebtedness of such Person, regardless of whether contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or a trade payable;

(6) representing the maximum fixed redemption or repurchase price of Disqualified Stock, exclusive of accrued dividends thereon, of such Person at the time of determination and, with respect to any Restricted Subsidiary that is not a Guarantor, any preferred stock; or

(7) obligations under any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Disqualified Stock, preferred stock and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes (a) all indebtedness of any other Person, of the types described above in clauses (1) through (7), secured by a Lien on any asset of the specified Person (regardless of whether such indebtedness is assumed by the specified Person) and (b) to the extent not otherwise included, the guarantee by the specified Person of any indebtedness of any other Person, of the types described above in clauses (1) through (7).

Notwithstanding the foregoing, the following shall not constitute Indebtedness:

(a) accrued expenses and trade accounts payable arising in the ordinary course of business;

(b) any indebtedness that has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all obligations relating thereto at maturity or redemption, as applicable, including all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and in accordance with the other applicable terms of the instrument governing such indebtedness;

(c) any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such obligation is extinguished within five business days of its incurrence; and

(d) any obligation arising from any agreement providing for indemnities, guarantees, purchase price adjustments, holdbacks, contingency payment obligations based on the performance of the acquired or disposed assets or similar obligations (other than guarantees of Indebtedness) incurred by any Person in connection with the acquisition or disposition of assets or Capital Stock.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business and excluding accounts receivables created or acquired in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Grande or any Subsidiary of Grande sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Grande such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Grande, Grande will be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of Grande’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Covenants—Restricted Payments.” The acquisition by Grande or any Subsidiary of Grande of a Person that holds an Investment in a third Person will be deemed to be an Investment by Grande or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Covenants—Restricted Payments.”

“Issue Date” means the first date on which notes are issued under the indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, regardless of whether filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in, and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Liquidated Damages” means all liquidated damages then owing pursuant to the registration rights agreement.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale (without regard to the $3.0 million limitation set forth in clause (1) of the second paragraph of the definition of “Asset Sale”); or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by Grande or any of its Restricted Subsidiaries in respect of any Asset Sale or issuance of Capital Stock (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale or issuance of Capital Stock), net of the direct costs relating to such Asset Sale or issuance of Capital Stock, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale or issuance of Capital Stock, taxes paid or payable as a result of the Asset Sale or issuance of Capital Stock, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Grande nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Grande or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or to cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity.

“Note Liens” means, to the extent securing Note Obligations, a Lien granted pursuant to a Security Document as security for the Note Obligations.

“Note Obligations” means the notes (including, without limitation, any Additional Notes), the Guarantees and all other Obligations of any Obligor under the indenture, the notes (including, without limitation, any Additional Notes), the Guarantees and the Security Documents.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Obligor” means a Person obligated as an issuer or guarantor of the notes.

“Parent” means any entity that:

(i) acquires 100% of the outstanding Equity Interests of Grande in a transaction or

(ii) as a result of and after a Restructuring beneficially owns 100% of the outstanding Equity Interests of Grande (or its successor),

and, in either case, the Beneficial Owners of Grande immediately prior to such transaction or Restructuring are the Beneficial Owners of the Parent in the same proportion immediately after such transaction or Restructuring. Parent shall not be a Guarantor nor shall Parent be subject to any of the covenants set forth in the indenture.

“Permitted Business” means:

(1) the delivery, distribution of or provision of services relating to the delivery, sale, construction or distribution of telecommunications, voice, fax, data or video services and networks;

(2) the creation, development or marketing of communications related network equipment, software and other devices for use in the telecommunications or communications business described in clause (1) above; or

(3) the evaluation, participation or pursuit of any business, activity or opportunity reasonably related or ancillary to those listed in clause (1) above, including any lines of business conducted by Grande and its Subsidiaries on the Issue Date or which are contemplated in the prospectus and any businesses similar, related, incidental or ancillary thereto or that constitutes a reasonable extension or expansion thereof, and the acquisition, holding or exploitation of any license relating to the delivery of those services.

“Permitted Investments” means:

(1) any Investment in Grande or in a Restricted Subsidiary of Grande;

(2) any Investment in Cash Equivalents;

(3) any Investment by Grande or any Restricted Subsidiary of Grande in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Grande; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Grande or a Restricted Subsidiary of Grande;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Grande or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (B) litigation, arbitration or other disputes;

(6) any acquisition of assets received solely in exchange for or with the Net Proceeds from any issuance of Capital Stock;

(7) loans or advances to employees or directors of Grande or any of its Restricted Subsidiaries made in the ordinary course of business of Grande or any of its Restricted Subsidiaries in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

(8) repurchases of or other Investments in the notes;

(9) advances and prepayments for asset purchases in the ordinary course of business in a Permitted Business of Grande or any of its Restricted Subsidiaries;

(10) Investments existing on the Issue Date or made pursuant to a legally binding commitment in existence on the Issue Date;

(11) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value and determined by the Board of Directors of Grande, whose determination will be conclusive), when taken together with all other Investments made pursuant to this clause (11) that are at the time outstanding not to exceed $5.0 million;

(12) Investments indirectly acquired by Grande or any of its Restricted Subsidiaries through a direct Investment in another Person made in compliance with the indenture, provided that such Investments existed prior to and were not made in contemplation of such acquisition;

(13) Investments represented by Hedging Obligations;

(14) Permitted Joint Venture Investments in an aggregate amount (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Permitted Joint Venture Investments made pursuant to this clause (14), not to exceed $10.0 million; and

(15) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits in the ordinary course of business.

Notwithstanding any other provision to the contrary, no Permitted Investment will be deemed to be a Restricted Payment.

“Permitted Joint Venture Investments” means, with respect to any specified Person, Investments in any other Person engaged in a Permitted Business (a) over which the specified Person is responsible (either directly or through a services agreement ) for day-to-day operations or otherwise has operational and managerial control of such other Person and (b) of which at least 40% of the outstanding Capital Stock of such other Person is at the time owned directly or indirectly by the specified Person.

“Permitted Liens” means:

(1) Liens in favor of Grande or any of its Restricted Subsidiaries;

(2) Liens on property, or on shares of capital stock or Indebtedness of a Person existing at the time such Person is merged with or into or consolidated with Grande or any Subsidiary of Grande; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Grande or the Subsidiary;

(3) Liens on property (including Capital Stock) existing at the time of acquisition of the property by Grande or any Subsidiary of Grande; provided that such Liens were not incurred in contemplation of such acquisition;

(4) bankers’ Liens, rights of setoff and Liens to secure the performance of bids, tenders, trade or governmental contracts, leases, licenses, statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(5) purchase money mortgages (including, without limitation, Capitalized Lease Obligations and purchase money security interests) permitted pursuant to the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(6) Liens existing on the Issue Date;

(7) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(8) Liens imposed by law, such as carriers’, warehousemen’s, repairmen’s, landlord’s and mechanics’ Liens or other similar Liens, in each case, incurred in the ordinary course of business;

(9) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that do not interfere in any material respect with the ordinary conduct of the business of Grande or its Restricted Subsidiaries;

(10) Liens arising by reason of a judgment, decree or court order, to the extent not otherwise resulting in an Event of Default, and any Liens that are required to protect or enforce any rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

(11) Liens securing Hedging Obligations, which Hedging Obligations relate to Indebtedness that is otherwise not prohibited under the indenture;

(12) Liens created for the benefit of (or to secure) the notes or the Subsidiary Guarantees;

(13) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, that:

(a) the new Lien will be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such Permitted Refinancing Indebtedness;

(14) Liens contained in purchase and sale agreements limiting the transfer of assets pending the closing of the transactions contemplated by such agreements;

(15) Liens that may be deemed to exist by virtue of contractual provisions that restrict the ability of Grande or any of its Subsidiaries from granting or permitting to exist Liens on their respective assets;

(16) Liens in favor of the trustee for the notes as provided for in the indenture on money or property held or collected by the trustee in its capacity as trustee;

(17) Liens incurred in the ordinary course of business of Grande or any Subsidiary of Grande with respect to obligations that do not exceed $10.0 million at any one time outstanding;

(18) Liens incidental to the conduct of Grande’s or a Restricted Subsidiary’s business or the ownership by Grande or such Restricted Subsidiary of its property and assets not securing Indebtedness, and which do not in the aggregate materially detract from the value of the assets or property of Grande and its Restricted Subsidiaries, taken as a whole, or materially impair the use of such assets or property in the operation of the business of Grande or any of its Restricted Subsidiaries;

(19) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(20) any interest or title of a lessor under any Capital Lease Obligation;

(21) leases or subleases granted to others that do not materially interfere with the ordinary course of business of Grande and its Restricted Subsidiaries;

(22) Liens of vendors encumbering equipment or other assets in the ordinary course of business arising from partial or incomplete payments by Grande or its Restricted Subsidiaries relating to such property or other assets;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Grande or any of its Restricted Subsidiaries in the ordinary course of business; and

(24) Liens on the assets of Grande or its Restricted Subsidiaries securing Indebtedness incurred in any permitted Sale and Leaseback Transaction.

“Permitted Payments to Parent” means (a) for so long as Grande is a member of a group filing a consolidated or combined tax return with Parent, payments to Parent in respect of an allocable portion of the tax liabilities of such group that is attributable to Grande and its Subsidiaries (“Tax Payments”) and (b) any general administrative expenses incurred by Parent (including, without limitation, administrative expenses incurred in connection with the operation of the Parent, the filing of required documents with the Exchange Act and the offering of the notes). The Tax Payments shall not exceed the lesser of (a) the amount of the relevant tax (including any penalties and interest) that Grande would owe if Grande were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of Grande and such Subsidiaries from other taxable years and (b) the net amount of the relevant tax that Parent actually owes to the appropriate taxing authority. Any Tax Payments received from Grande shall be paid over to the appropriate taxing authority within 30 days of the Parent’s receipt of such Tax Payments or refunded to Grande.

“Permitted Refinancing Indebtedness” means any Indebtedness of Grande or any of its Restricted Subsidiaries, any Disqualified Stock of Grande or any Restricted Subsidiary or any preferred stock or

Disqualified Stock of any Guarantor issued (a) in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to or a deferral or renewal of ((a) and (b) above, collectively, a “Refinancing”), any other Indebtedness of Grande or any such Restricted Subsidiary (other than intercompany Indebtedness), any Disqualified Stock of Grande or its Restricted Subsidiaries or any Disqualified Stock or preferred stock of a Guarantor in a principal amount or, in the case of Disqualified Stock of Grande or any Restricted Subsidiary or Disqualified Stock or preferred stock of a Guarantor, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses (including consent fees) incurred in connection with the Refinancing) the lesser of:

(1) the principal amount or, in the case of Disqualified Stock or preferred stock, liquidation preference, of the Indebtedness, Disqualified Stock or preferred stock so Refinanced (plus, in the case of Indebtedness, the amount of premium and accrued but unpaid interest, if any, to be paid in connection therewith), and

(2) if the Indebtedness being Refinanced was issued with any original issue discount, the accreted value of such Indebtedness (as determined in accordance with GAAP) at the time of such Refinancing (plus, in the case of Indebtedness, the amount of premium and accrued but unpaid interest, if any, to be paid in connection therewith).

Notwithstanding the preceding, no Indebtedness, Disqualified Stock or preferred stock will be deemed to be Permitted Refinancing Indebtedness, unless:

(1) (A) if such Indebtedness, Disqualified Stock or preferred stock has a Weighted Average Life to Maturity shorter than that of the notes or a final maturity date or redemption date, as applicable, earlier than the final maturity date of the notes, such Permitted Refinancing Indebtedness shall have a Weighted Average Life to Maturity no shorter than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or preferred stock being Refinanced or (B) in all other cases, such Indebtedness, Disqualified Stock or preferred stock shall have a final maturity date or redemption date, as applicable, later than the final maturity date of, and shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the notes;

(2) if the Indebtedness, Disqualified Stock or preferred stock being Refinanced is contractually subordinated or otherwise junior in right of payment to the notes, such Indebtedness, Disqualified Stock or preferred stock is contractually subordinated or otherwise junior in right of payment to, the notes, on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness, Disqualified Stock or preferred stock being Refinanced at the time of the Refinancing; and

(3) such Indebtedness or Disqualified Stock is incurred or issued by Grande or such Indebtedness, Disqualified Stock or preferred stock is incurred or issued by the Restricted Subsidiary who is the obligor on the Indebtedness being Refinanced or the issuer of the Disqualified Stock or preferred stock being Refinanced.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pledge and Security Agreement” means that certain Pledge and Security Agreement, dated as of the Issue Date, by and among Grande, the Collateral Agent and the Guarantors, as the same may be amended, supplemented or otherwise modified from time to time.

“Principals” means J.H. Whitney IV, L.P., Centennial Entrepreneurs Fund VI, L.P., Reliant Energy Broadband, Inc., Lightspeed Venture Partners, Austin Ventures VII, L.P., Alta Communications VIII, L.P., Fleet Equity Partners VI, L.P., Harbourvest Partners VI—Direct Fund, L.P., CIBC WMV Inc., Trinity Ventures VII, L.P., Prime VIII, L.P., Toronto Dominion Investments, Inc., BancBoston Ventures, Inc., and any of their respective Affiliates which, directly or indirectly, controls such Person.

“pro forma” means, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with the provisions of Article 11 of Regulation S-X promulgated under the Exchange Act; provided, however, that (a) the acquisition of Denton Telecom Partners I, L.P., (also called Advantex Communications) and (b) the termination of that certain Services Agreement, dated as of May 10, 1999, by and between MCI WorldCom Network Services, Inc. and Grande Communications Networks, Inc., as successor-in-interest to Thrifty Call, Inc., as amended, each shall be considered a “condition” as contemplated by Section 11-01(a) of Regulation S-X.

“Related Party” means any Person which, as of the Issue Date, is (1) a controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal, or (2) a trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons Beneficially Owning an 80% or more controlling interest of which consists of one or more Principals and/or such other Persons referred to in clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Restructuring” means a transaction, whether by merger, contribution, capitalization or otherwise, pursuant to which (a) Grande or its successor becomes a wholly-owned subsidiary of the Parent and (b) the warrants and the warrant shares of Grande and all of the related obligations are transferred to, assumed by or contributed to the Parent; provided that all of the Restricted Subsidiaries of Grande immediately prior to such Restructuring shall remain Restricted Subsidiaries of Grande (or its successor) immediately after such Restructuring. Upon a Restructuring, Parent shall not be a Guarantor nor shall Parent be subject to any of the covenants set forth in the indenture.

“Sale and Leaseback Transaction” of any Person means an arrangement providing for the sale or transfer by Grande or any Restricted Subsidiary of any property to another Person that is thereafter leased back from such Person by Grande or any Restricted Subsidiary.

“SEC” means the Securities and Exchange Commission.

“Security Documents” means those documents (including, but not limited to, the Pledge and Security Agreement, together with all supplements thereto and all deposit account agreements, mortgages, trademark, copyright and patent security agreements, in each case as amended, supplemented, amended and restated or otherwise modified from time to time) executed by Grande, the Guarantors, the Collateral Agent and the holders of the notes, as applicable, regarding the Collateral and the Note Obligations.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any installment of interest, principal or premiums, if any, on any series of Indebtedness, the date on which the payment of such interest, principal or premiums, if any, is scheduled to be paid in the documentation governing such Indebtedness, and will not include any contingent obligations to redeem or repurchase such Indebtedness or to pay any such interest, principal or premium, if any, on such Indebtedness prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of Grande or a Guarantor that is contractually subordinated in right of payment, in any respect (by its terms or the terms of any document or instrument relating thereto), to the notes or the Subsidiary Guarantee of such Guarantor, as applicable.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership, trust or limited liability company (a) the sole general partner, managing general partner, sole member or trustee of which is such Person or a Subsidiary of such Person or (b) the only general partners or managing members of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means each Guarantee of the obligations of Grande under the indenture and the notes by a Subsidiary of Grande in accordance with the provisions of the indenture.

“substantially concurrent” means that such action or event has been completed, or an irrevocable commitment has been made, within 90 days of the original event.

“Unrestricted Subsidiary” means any Subsidiary of Grande that is designated by the Board of Directors of Grande as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with Grande or any Restricted Subsidiary of Grande unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Grande or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Grande;

(3) is a Person with respect to which neither Grande nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Grande or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Grande as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors of Grande giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Grande as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” Grande will be in default of such covenant. The Board of Directors of Grande may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Grande of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal (or, in the case of Disqualified Stock or preferred stock, liquidation preference), including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount (or, in the case of Disqualified Stock or preferred stock, liquidation preference) of such Indebtedness.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of certain United States federal income tax consequences of participation in the exchange offer and of the ownership and disposition of exchange notes. The following discussion does not purport to be a complete analysis of all potential tax consequences. This summary is limited to the U.S. federal income tax consequences relevant to a holder that acquired the outstanding notes pursuant to the initial offering of the notes and warrants at the initial offering price, and that holds the outstanding notes and will hold the exchange notes as capital assets for United States federal income tax purposes (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements of the Internal Revenue Service (the “IRS”), judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. The discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, S corporations or partnerships, expatriates, tax-exempt organizations, persons holding notes as part of a straddle, hedge or conversion transaction, and persons with a functional currency other than the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws or of United States tax law other than income taxation is not discussed.

As used herein, “United States Holder” means a beneficial owner of a note who or that is:

(1) a citizen or resident of the United States,

(2) a corporation (or other entity treated as a corporation for United States federal income tax purposes), created or organized in or under the laws of the United States or a political subdivision thereof,

(3) an estate, the income of which is subject to United States federal income taxation regardless of its source, or

(4) a trust if (i) (A) a United States court is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have authority to control all substantial decisions of the trust, or (ii) the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

As used herein, a “non-United States Holder” means a beneficial owner of notes, other than a partnership (including for this purpose any entity treated as a partnership for United States tax purposes), who or that is not a United States Holder.

If a partnership (including for this purpose any entity treated as a partnership for United States tax purposes) is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of notes that is a partnership, and partners in such partnership, are urged to consult their tax advisors about the United States federal income tax consequences of participating in the exchange offer and of owning and disposing of the exchange notes.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange offer or of the ownership or disposition of the notes or that any such position would not be sustained.

Persons considering a tender of an outstanding note for an exchange note are urged to consult their tax advisors with regard to the application of the tax consequences discussed below to their particular situations, as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

Exchange of Outstanding Notes for Exchange Notes

The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not constitute a taxable event to holders. Rather, the exchange notes will be treated as a continuation of the outstanding notes for federal income tax purposes, and are referred to together as “notes” in this summary of federal income tax consequences. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note, and the initial basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

Allocation of Purchase Price Between Notes and Warrants

For United States federal income tax purposes, the purchase of a unit consisting of a note and a warrant is treated as the purchase of an “investment unit.” The issue price of a unit for United States federal income tax purposes is the first price at which a substantial amount of units was sold, excluding sales to bond houses, brokers or similar persons acting as underwriters, placement agents or wholesalers. The issue price of a unit must be allocated between the note and the warrant based on the relative fair market values of each such component of the unit on the issue date. We treated $938.31 of the issue price of each unit as allocable to the note and $19.06 of the issue price of each unit as allocable to the warrant. Pursuant to Treasury Regulations issued under provisions of the Code relating to original issue discount, each holder for United States federal income tax purposes is bound by our allocation unless such holder discloses on a statement attached to its tax return for the taxable year that includes the acquisition date of such unit that its allocation differs from ours. We cannot assure you that the IRS will accept our allocation. If our allocation were successfully challenged by the IRS, the issue price, original issue discount on the note and gain or loss on the sale or disposition of a note or warrant would be different from that resulting under our allocation.

United States Holders

Stated Interest

The stated interest on the notes generally will be taxable to a United States Holder as ordinary income at the time that it is paid or accrued, in accordance with the United States Holder’s method of accounting for United States federal income tax purposes.

Original Issue Discount

The notes are considered to have been issued with “original issue discount” for federal income tax purposes. Accordingly, a United States Holder (whether a cash or accrual method taxpayer) is required to include in gross income as interest the amount of such original issue discount which is treated as having accrued during the period when the holder held such note in the taxable year, in advance of the receipt of some or all of the related cash payments. The original issue discount on a note is equal to the excess of the stated redemption price at maturity of the note over the issue price of the note determined as described above under “—Allocation of Purchase Price Between Notes and Warrants.” The stated redemption price at maturity of a note equals the sum of all payments to be made on the note other than payments of stated interest.

As noted above, a United States Holder of a note is required to include original issue discount in gross income (as ordinary interest income) periodically over the term of the note before receipt of the cash or other payment attributable to such income, regardless of such holder’s regular method of tax accounting. The amount to be included for any taxable year is the sum of the daily portions of original issue discount with respect to the note for each day during the taxable year or portion of a taxable year during which such holder holds such note. The daily portion is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of the original issue discount allocable to the accrual period. The amount of original issue discount allocable to an accrual period is the note’s adjusted issue price at the beginning of the accrual period multiplied by its yield to maturity, less any stated interest allocable to such accrual period. The yield to maturity of a note is the discount rate that, when used in computing the present value of all payments to be made on the note, produces an amount equal to the original issue price of the note. A United States Holder is permitted to select any accrual periods; provided, however, that each accrual period is no longer than one year, and each scheduled payment of interest or principal occurs on either the first or last day of an accrual period. The adjusted issue price of a note at the beginning of any accrual period is its issue price increased by the aggregate amount of original issue discount previously accrued and decreased by any payments previously made on the note other than payments of stated interest.

Under the foregoing rules, United States Holders are required to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. A United States Holder’s tax basis in the notes is increased by the amount of original issue discount included in gross income by such United States Holder and is decreased by the amount of any payments received by such United States Holder with respect to the notes other than payments of stated interest. The amount of original issue discount allocable to any initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of original issue discount allocable to the final accrual period at maturity of the notes will be the difference between (i) the amount payable at maturity of the notes, excluding stated interest, and (ii) the notes’ adjusted issue price as of the beginning of the final accrual period.

Sale or Retirement of a Note

A United States Holder of a note will recognize gain or loss upon the sale, retirement, redemption or other taxable disposition of such note in an amount equal to the difference between:

(1) the amount of cash and the fair market value of other property received in exchange therefor (other than amounts attributable to accrued but unpaid stated interest, which will be subject to tax as ordinary income to the extent not previously included in income); and

(2) the United States Holder’s adjusted tax basis in such note. A United States Holder’s adjusted tax basis in a note will, in general, be the price paid for the note by the United States Holder, increased by the amount of any original issue discount previously included in the United States Holder’s income with respect to such note and reduced by the amount of any cash payments on the note other than payments of stated interest.

Any gain or loss recognized will generally be capital gain or loss, and such capital gain or loss will generally be long-term capital gain or loss if the note has been held by the United States Holder for more than one year. Long-term capital gain for non-corporate taxpayers is subject to reduced rates of United States federal income taxation. The deductibility of capital losses is subject to certain limitations.

United States Holders should be aware that the resale of the notes may be affected by the impact on a purchaser of the “market discount” rules of the Code, under which a purchaser of a note acquiring the note at a market discount, i.e., for an amount that is less than its revised issue price (generally, adjusted issue price as defined above in “—Original Issue Discount”), generally would be required to include as ordinary income a portion of the gain realized upon the disposition or retirement of such note, to the extent of the market discount that has accrued but has not been included in income while the note was held by such purchaser.

High Yield Discount Obligations

Under Sections 163(e) and 163(i) of the Code, a C corporation that is an issuer of debt obligations subject to the “applicable high yield discount obligation” (“AHYDO”) rules may not deduct any portion of original issue discount on the obligations until such portion is actually paid. A debt obligation is generally subject to the AHYDO rules if (i) its maturity date is more than five years from the date of issue, (ii) its yield to maturity equals or exceeds the sum of the applicable federal rate in effect at the time of the issuance of the notes (the “AFR”) plus five percentage points, and (iii) it bears “significant original issue discount.” A debt obligation will bear significant original issue discount for this purpose if, as of the close of any accrual period ending more than five years after issuance, the total amount of income includable by a holder with respect to the debt instrument exceeds the sum of (i) the total amount of “interest” paid under the obligation before the close of such accrual period and (ii) the product of the issue price of the debt instrument and its yield to maturity. In addition, if debt obligations are AHYDOs, and if the yield to maturity of the debt obligations exceeds the sum of the AFR plus six percentage points, then the lesser of the amount of original issue discount or the product of the total return of the debt obligations times the ratio of (a) the excess of the yield to maturity over the sum of the AFR plus six percentage points to (b) the yield to maturity, will not be deductible by the issuer and will be treated for some purposes as dividends to holders of the debt obligation (to the extent that such amounts would have been treated as dividends to the holders of the debt obligations if they had been distributions with respect to the issuer’s stock). The total return is the excess of all payments to be made with respect to a debt obligation over its original issue price. Amounts treated as dividends will be nondeductible by the issuer, and may qualify for the dividend received deduction for corporate holders, but will be treated as original issue discount and not as dividends for withholding tax purposes. We do not believe that the notes are AHYDOs because they do not bear significant original issue discount.

Non-United States Holders

Interest and Original Issue Discount

Interest or original issue discount paid or accrued to a non-United States Holder of the notes is not subject to United States federal withholding tax under the “portfolio interest exception,” provided that:

(1) the non-United States Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock,

(2) the non-United States Holder is not

(A) a controlled foreign corporation that is related to us through stock ownership or

(B) a bank that received the note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

(3) the beneficial owner of the note provides a certification, signed under penalties of perjury, that it is not a United States person. Such certification is generally made on an IRS Form W-8BEN or a suitable substitute form.

Interest income to a non-United States Holder that does not qualify for the portfolio interest exception and that is not effectively connected to a United States trade or business is subject to United States federal withholding tax at a rate of 30%, unless a United States income tax treaty applies to reduce or eliminate withholding.

A non-United States Holder is generally subject to tax in the same manner as a United States Holder with respect to interest or original issue discount if such amounts are effectively connected with the conduct of a trade or business by the non-United States Holder in the United States and, if an applicable tax treaty provides, such gain is attributable to a United States permanent establishment maintained by the non-United States Holder. Such effectively connected income received by a non-United States Holder which is a corporation may in certain circumstances be subject to an additional “branch profits tax” at a 30% rate or, if applicable, a lower treaty rate.

To claim the benefit of a lower treaty rate or to claim exemption from withholding because the income is effectively connected with a United States trade or business, the non-United States Holder must provide a properly executed IRS Form W-8BEN or IRS Form W-8ECI (or a suitable substitute form), as applicable. Such certificate must contain, among other information, the name and address of the non-United States Holder.

Non-United States Holders should consult their own tax advisors regarding applicable income tax treaties, which may provide different rules.

Sale of Notes

A non-United States Holder generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale or exchange of a note unless:

1) the non-United States Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or

2) the gain is effectively connected with the conduct of a trade or business of the non-United States Holder in the United States and, if an applicable tax treaty so provides, such gain is attributable to a United States permanent establishment maintained by such holder.

A non-United States Holder will generally be subject to tax in the same manner as a United States Holder with respect to gain realized on the sale or exchange of a note if such gain is effectively connected with the conduct of a trade or business by the non-United States Holder in the United States and, if an applicable tax treaty provides, such gain is attributable to a United States permanent establishment maintained by the non-United States Holder. In certain circumstances, a non-United States Holder which is a corporation will be subject to an additional “branch profits tax” at a 30% rate or, if applicable, a lower treaty rate on such income.

Information Reporting and Backup Withholding

Certain non-corporate United States Holders may be subject to information reporting requirements on payments of principal and interest and accruals of original issue discount on a note and payments of the proceeds of the sale of a note, and backup withholding tax (currently imposed at a rate of 28%) may apply to such payments if the United States Holder:

(1) fails to furnish an accurate taxpayer identification number (“TIN”) to the payor in the manner required,

(2) is notified by the IRS that it has failed to properly report payments of interest or dividends, or

(3) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and that it has not been notified by the IRS that it is subject to backup withholding.

The payment of the proceeds from the disposition of notes to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the non-United States Holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of a note to or through a non-United States office of a non-United States broker that is not a “United States related person,” generally will not be subject to information reporting or backup withholding. For this purpose, a “United States related person” is:

(1) a controlled foreign corporation for United States federal income tax purposes,

(2) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United States trade or business, or

(3) a foreign partnership that is either engaged in the conduct of a trade or business in the United States or of which 50% or more of its income or capital interests are held by United States persons.

In the case of the payment of proceeds from the disposition of notes to or through a non-United States office of a broker that is either a United States person or a United States related person, the payment may be subject to information reporting unless the broker has documentary evidence in its files that the owner is a non-United States Holder and the broker has no knowledge or reason to know to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a United States person or a United States related person (absent actual knowledge that the payee is a United States person).

Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder’s United States federal income tax liability, provided that the requisite procedures are followed.

Holders of notes are urged to consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business on the first anniversary of the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal or in an electronic message through DTC’s ATOP. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes), other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the outstanding notes (including any broker-dealers) against specific types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with regard to the validity of the exchange notes will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C.

INDEPENDENT AUDITORS

The audited consolidated financial statements of Grande Communications Holdings, Inc. as of December 31, 2002 and 2003 and for each of the three years ended December 31, 2003, included in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein.

The audited financial statements of ClearSource, Inc. as of June 28, 2002 and for the period from January 1, 2002 to June 28, 2002, included in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein.

The audited financial statements of ClearSource, Inc. as of December 31, 2001 and 2000 and for each of the years then ended, included in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report appearing herein. Because Arthur Andersen is no longer in existence, you will not be able to bring a claim against them under the Securities Act or otherwise be able to exercise effective remedies or collect judgments against them.

WHERE YOU CAN GET MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 with respect to the exchange notes we are offering of which this prospectus forms a part. This prospectus does not contain all the information contained in the registration statement, including exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the exchange notes we are offering. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement each statement being qualified by this reference. The registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected free of charge at the public reference facility maintained by the SEC at its public reference room at 450 Fifth Street, NW, Washington, DC 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC which can be accessed at http://www.sec.gov.

I NDEX TO FINANCIAL STATEMENTS

GRANDE COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

AS OF DECEMBER 31, 2003 AND 2002 AND FOR EACH OF THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2003

GRANDE COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004

CLEARSOURCE, INC.

AS OF JUNE 28, 2002 AND FOR THE PERIOD FROM JANUARY 1 TO JUNE 28, 2002

CLEARSOURCE, INC.

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE YEARS THEN ENDED

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of

Grande Communications Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Grande Communications Holdings, Inc. (a Delaware corporation), and Subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grande Communications Holdings, Inc. and Subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young, LLP

February 9, 2004, except for

Note 15, as to which the date

is April 20, 2004

Austin, Texas

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2002	2003
Assets
Current assets:
Cash and cash equivalents	$19,657,799	$42,245,719
Accounts receivable, net	16,048,220	16,824,537
Prepaid expenses and other current assets	3,024,440	5,966,771

Total current assets	38,730,459	65,037,027
Property and equipment, net	277,125,578	298,197,076
Goodwill	129,035,215	134,982,772
Other intangible assets, net	7,256,207	10,462,590
Other assets	8,464,688	8,011,911

Total assets	$460,612,147	$516,691,376

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$13,602,864	$14,948,156
Accrued expenses	11,832,802	15,793,506
Note payable	—	62,500
Deferred revenue	1,782,174	4,262,718
Current portion of capital lease obligations	22,014	428,639

Total current liabilities	27,239,854	35,495,519
Deferred revenue	3,549,745	4,443,283
Capital lease obligations, net of current portion	—	12,723,166
Long term debt	34,257,867	61,859,471
Commitments and contingencies (Note 11)
Stockholders’ equity:
Series A preferred stock, $0.001 par value per share; 232,617,839 shares authorized, issued and outstanding; liquidation preference of $232,617,839	232,618	232,618
Series B preferred stock, $0.001 par value per share; 20,833,333 shares authorized, issued and outstanding; liquidation preference of $25,000,000	20,833	20,833
Series C preferred stock, $0.001 par value per share; 30,000,000 shares authorized, 17,005,191 shares issued and outstanding; liquidation preference of $20,406,229	17,005	17,005
Series D preferred stock, $0.001 par value per share; 115,384,615 shares authorized, 114,698,442 shares issued and outstanding; liquidation preference of $149,107,975	114,698	114,698
Series E preferred stock, $0.001 par value per share; 8,000,000 shares authorized, 7,999,099 shares issued and outstanding; liquidation preference of $19,997,748	7,999	7,999
Series F preferred stock, $0.001 par value per share; 12,307,692 shares authorized, 11,758,278 shares issued and outstanding; liquidation preference of $15,285,761	11,758	11,758
Series G preferred stock, $0.001 par value per share; 0 and 34,615,384 shares authorized, 0 and 34,615,330 shares issued and outstanding; liquidation preference of $0 and $134,999,787; at December 31, 2002 and 2003, respectively	—	34,615
Common stock, $0.001 par value per share; 569,143,579 and 786,835,883 shares authorized, 12,172,233 and 12,309,087 shares issued and outstanding, at December 31, 2002 and 2003, respectively	12,172	12,309
Additional paid-in capital	461,457,988	505,498,493
Treasury stock, at cost	(5,000)	(5,000)
Accumulated deficit	(66,305,390)	(103,775,391)

Total stockholders’ equity	395,564,681	402,169,937

Total liabilities and stockholders’ equity	$460,612,147	$516,691,376

See accompanying notes.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,
	2001	2002	2003
Operating revenues	$96,135,041	$147,422,501	$181,514,678
Operating expenses:
Direct costs	51,788,426	79,447,181	81,899,914
Selling, general and administrative	45,406,712	63,651,326	82,050,272
Depreciation and amortization	23,788,901	33,257,413	51,990,025

Total operating expenses	120,984,039	176,355,920	215,940,211

Operating loss	(24,848,998)	(28,933,419)	(34,425,533)
Other income (expense):
Interest income	1,122,730	164,137	154,256
Interest expense	(2,773,120)	—	(2,886,550)
Loss on disposal of assets	—	—	(312,174)

Total other income (expense)	(1,650,390)	164,137	(3,044,468)

Net loss attributable to common stockholders	$(26,499,388)	$(28,769,282)	$(37,470,001)

Basic and diluted net loss per share attributable to common stockholders	$(2.43)	$(2.56)	$(3.20)
Basic and diluted weighted average number of common shares outstanding	10,921,984	11,224,530	11,701,188

See accompanying notes.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2000	136,355,530	$136,356	11,410,100	$11,410	$137,968,807	$(5,000)	$(11,036,720)	$127,074,853
Issuance of series A preferred stock, net of related offering expenses of $1,262	107,470,297	107,470	—	—	107,361,565	—	—	107,469,035
Issuance of series B preferred stock	9,625,345	9,625	—	—	11,540,789	—	—	11,550,414
Issuance of series C preferred stock, net of related offering expenses of $645,662	17,005,191	17,005	—	—	19,743,564	—	—	19,760,569
Issuance of preferred stock warrants	—	—	—	—	985,916	—	—	985,916
Exercise of common stock options	—	—	22,500	23	11,227	—	—	11,250
Net loss	—	—	—	—	—	—	(26,499,388)	(26,499,388)

Balance at December 31, 2001	270,456,363	270,456	11,432,600	11,433	277,611,868	(5,000)	(37,536,108)	240,352,649
Issuance of series D preferred stock, net of related offering expenses of $800,809	114,698,442	114,698	—	—	148,192,468	—	—	148,307,166
Issuance of series E preferred stock, net of related offering expenses of $60,666	7,999,099	7,999	—	—	19,929,083	—	—	19,937,082
Issuance of series F preferred stock, net of related offering expenses of $131,541	11,758,278	11,758	—	—	15,142,462	—	—	15,154,220
Issuance of common stock option in conjunction with the Clearsource acquisition	—	—	—	—	347,250	—	—	347,250
Exercise of common stock options	—	—	739,633	739	223,757	—	—	224,496
Amortization of non-qualified options	—	—	—	—	11,100	—	—	11,100
Net loss	—	—	—	—	—	—	(28,769,282)	(28,769,282)

Balance at December 31, 2002	404,912,182	404,911	12,172,233	12,172	461,457,988	(5,000)	(66,305,390)	395,564,681

Series F preferred stock offering expenses	—	—	—	—	(46,119)	—	—	(46,119)
Issuance of series G preferred stock, net of related offering expenses of $970,890	34,615,330	34,615	—	—	43,994,424	—	—	44,029,039
Exercise of common stock options	—	—	136,854	137	68,203	—	—	68,340
Amortization of non-qualified options	—	—	—	—	23,997	—	—	23,997
Net loss	—	—	—	—	—	—	(37,470,001)	(37,470,001)

Balance at December 31, 2003	439,527,512	$439,526	12,309,087	$12,309	$505,498,493	$(5,000)	$(103,775,391)	$402,169,937

See accompanying notes.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31
	2001	2002	2003
Cash flows from operating activities:
Net loss	$(26,499,388)	$(28,769,282)	$(37,470,001)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	16,157,936	31,816,555	48,586,096
Amortization of goodwill and other intangible assets	7,630,965	1,440,858	3,403,929
Amortization of deferred financing costs	42,829	282,103	472,312
Provision for bad debts	604,269	6,940,176	3,234,732
Accretion of debt discount	—	123,240	160,407
Non-qualified option expense	—	11,100	23,997
Loss /(gain) on sale of assets	—	(30,706)	312,174
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(6,079,541)	(9,999,651)	813,425
Prepaid expenses and other current assets	332,809	(5,141,495)	(4,076,207)
Contracted CIP	—	(503,733)	(97,125)
Accounts payable	(1,973,906)	454,312	706,667
Accrued expenses	933,350	(4,091,748)	1,609,110
Deferred revenue	2,033,904	4,598,302	1,243,583

Net cash provided by (used in) operating activities	(6,816,773)	(2,869,969)	18,923,099
Cash flows from investing activities:
Purchases of property, plant and equipment	(90,949,939)	(44,958,584)	(46,336,076)
Purchase of Advantex, net of cash acquired	—	—	(27,649,783)
Purchase of C3, net of cash acquired	—	—	(7,271,389)
Purchase of TXU	—	—	(950,000)
Cash proceeds from acquisition of Clearsource	—	12,225,799	—
Cash paid for certain operating assets of USOL	(4,803,670)	(8,368,045)	—
Purchase price adjustments	(496,721)	(504,507)	4,316,807
Proceeds on sale of fixed assets	514,296	1,405,497	193,985
Purchase of franchise rights and other	(460,785)	(412,906)	(756,783)

Net cash used in investing activities	(96,196,819)	(40,612,746)	(78,453,239)
Cash flows from financing activities:
Proceeds from sale/leaseback of building	—	—	11,905,854
Proceeds from borrowings and promissory notes	—	35,100,003	30,200,000
Payments of long-term debt	(37,782,029)	(11,050)	(3,170,937)
Deferred financing costs	(2,047,556)	(168,024)	(914,236)
Proceeds from issuance of common stock	11,250	224,496	68,340
Proceeds from issuance of preferred stock, net of related offering expenses	138,780,018	14,297,801	44,029,039

Net cash provided by financing activities	98,961,683	49,443,226	82,118,060
Net change in cash and cash equivalents	(4,051,909)	5,960,511	22,587,920
Cash and cash equivalents, beginning of period	17,749,197	13,697,288	19,657,799

Cash and cash equivalents, end of period	$13,697,288	$19,657,799	$42,245,719

Supplemental disclosure:
Cash paid for interest	$2,881,843	$2,207,430	$3,287,091

Cash paid for franchise taxes	$186,006	$215,191	$666,342

Issuance of preferred stock warrants	$985,916	$—	$—

Issuance of preferred stock from acquisition of Clearsource	$—	$168,244,248	$—

See accompanying notes.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation

Grande Communications Holdings, Inc. and Subsidiaries (“the Company”) provides communications services to residential and commercial customers in various areas of Texas and portions of the United States. The Company delivers products such as cable television, local and long-distance telephone, high-speed data, broadband transport services, and other telephony network services.

The accompanying consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of all wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

Certain items related to 2001 and 2002 have been reclassified to conform to the 2003 reporting format.

2. Summary of Significant Accounting Policies

Accounting Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash and cash equivalents.

The Company has entered into agreements which restrict the use of cash. This restricted cash includes certificates of deposit, bonds, and other escrow arrangements. These amounts are classified in the balance sheet as follows:

	2002	2003
Prepaids & Other Current Assets	$—	$1,574,000
Other Assets	2,794,000	791,000

Total	$2,794,000	$2,365,000

Property, Plant and Equipment

Our industry is capital intensive, and a large portion of our resources are spent on capital activities associated with building our network. Property, plant and equipment reflects the original cost of acquisition or construction, including costs associated with network construction and initial customer installations are capitalized. Direct labor costs directly associated with capital projects are capitalized. We capitalize direct labor costs associated with personnel based upon allocations of time devoted to network construction and customer installation activities. Costs capitalized as part of initial customer installations include materials, direct labor, and certain indirect costs. These indirect costs are associated with the activities of personnel who assist in connecting and activating the new service and consist of compensation and overhead costs associated with these support functions. We capitalized internal direct labor and overhead costs of $12.7 million, $10.5 million and $9.3 million, for the years ended December 31, 2001, 2002 and 2003, respectively.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The costs of disconnecting service at a customer’s dwelling or reconnecting service to a previously installed dwelling are charged to operating expense in the period incurred.

Construction and other materials are valued at the lower of cost or market (determined on a weighted-average basis) and include customer premise equipment and certain plant construction materials. These items are transferred to the telecommunications plant when installed and activated.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statements of operations.

Depreciation is calculated on the straight-line method based on the useful lives of the various classes of depreciable property. The average estimated lives of depreciable property, plant and equipment are:

Communications plant	7 to 10 years
Computer equipment	3 years
Software, including general purpose and network	3 years
Buildings and leasehold improvements	5 to 20 years
Furniture, fixtures and vehicles	5 to 7 years
Other	5 to 7 years

Intangible Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, which recognizes that since goodwill and certain intangible assets may have indefinite useful lives, these assets are no longer required to be amortized but are to be evaluated at least annually for impairment. In accordance with SFAS No. 142, the Company was required to complete its transitional impairment test, with any resulting impairment loss recorded as a cumulative effect of a change in accounting principle. Subsequent impairment losses will be reflected in operating income in the statements of operations. Upon adoption of SFAS No. 142, the Company did not record any goodwill amortization expense during the years ended December 31, 2002 and 2003.

The Company classifies intangible assets as definite-lived or indefinite-lived intangible assets, or goodwill. Definite-lived intangibles include franchise and access rights and noncompete agreements, both of which are amortized over the respective lives of the agreements, typically two to fifteen years. The Company periodically reviews the appropriateness of the amortization periods related to its definite-lived assets. The Company does not currently have any intangible assets classified as indefinite-lived. The excess cost over fair value of net assets acquired is classified as goodwill. Goodwill is tested for impairment at least annually.

The Company tests for possible impairment of definite-lived intangible assets whenever events or changes in circumstances, such as a reduction in operating cash flow or a dramatic change in the manner that the asset is intended to be used indicate that the carrying amount of the asset is not recoverable. If indicators exist, the Company compares the undiscounted cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the undiscounted cash flow amount, an impairment charge is recorded in the statements of operations for amounts necessary to reduce the carrying value of the asset to fair value.

The Company performed its annual impairment test on October 1, 2003 which coincided with the loss of its major customer, MCI. The Company used an independent appraisal in this analysis and, based on the results of the test, had no impairment.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-Lived Assets

The Company evaluates its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Revenue Recognition

Revenue from customers consists of fixed monthly fees for bundled services, and certain network services, and usage based fees for long distance services in certain bundles and the majority of our network services. Local governmental authorities impose franchise fees on the majority of our franchises of up to a federally mandated maximum of 5% of annual gross revenues derived from the operation of the cable television system to provide cable television services, as provided in the franchise agreements. Such fees are collected on a monthly basis from our customers and periodically remitted to local franchise authorities. Franchise fees collected and paid are reported as revenues and expenses, respectively. Our revenues are recognized when services are provided, regardless of the period in which they are billed. Amounts billed in advance are reflected in the balance sheet as deferred revenue and are deferred until the service is provided.

Revenues for the last quarter of 2003 reflect proceeds from our settlement with MCI concerning contract minimum requirements under a take or pay arrangement. We expect additional amounts payable in the settlement when MCI emerges from bankruptcy to be reflected in the quarter in which they are paid. Since amounts received in the settlement are intended to be in lieu of revenues otherwise receivable under that contract, we intend to record the settlement amounts as revenues.

The Company also performs construction services for customers in connection with network service arrangements. This revenue is recognized under the percentage of completion method in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). These revenues totaled approximately $658,000, $6,945,000 and $958,000 in 2001, 2002 and 2003, respectively.

Allowance for Doubtful Accounts

We use estimates to determine our provision for bad debts. These estimates are based on historical collection experience, current trends, credit policy and a percentage of our customer accounts receivable. In determining these percentages, we look at historical write-offs of our receivables.

Advertising Costs

The Company expenses all advertising costs as incurred. Total advertising expense for 2001, 2002 and 2003 was approximately $679,000, $1,892,000 and $1,756,000, respectively, and is reflected as a component of selling, general and administrative expense in the accompanying statements of operations.

Debt Issuance Costs

Debt issuance costs are amortized over the life of the related indebtedness on a straight-line basis, which approximates the effective interest method (see Note 9). Amortization expense related to debt issuance costs charged to interest expense was approximately, $43,000, $282,000 and $472,000 in 2001, 2002 and 2003, respectively.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company utilizes the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse (see Note 8).

Net Loss Per Share

The Company follows the provisions of SFAS No. 128, Earnings Per Share. Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share includes the weighted average number of common shares outstanding and the number of equivalent shares which would be issued related to the stock options and warrants using the treasury method, and convertible preferred stock using the if-converted method, unless such additional equivalent shares are anti-dilutive. For the years ended December 31, 2001, 2002, and 2003, respectively, the effect of 276,143,017, 421,042,874 and 607,346,488 of the Company’s stock options, warrants, and convertible preferred stock were not included in the computation of diluted EPS as their effect was anti-dilutive.

Stock Based Compensation

During 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, Accounting for Stock-Based Compensation, which defines fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value method, as prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as clarified by Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation.

Entities electing to remain with the accounting methodology required by APB 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied.

The Company has elected to account for its employee stock-based compensation plans using the intrinsic value method under APB No. 25. The Company has computed, for pro forma disclosure purposes, the value of all options for shares of the Company’s common stock granted to employees of the Company using the Minimum Value pricing method and the following weighted-average assumptions:

	2001	2002	2003
Risk-free interest rate	5.0%	4.0%	3.0%
Expected dividend yield	0%	0%	0%
Expected lives	5 years	5 years	5 years
Volatility (Minimum Value Method)	0%	0%	0%

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If the Company had accounted for these plans in accordance with SFAS 123, the Company’s net loss for the periods ended December 31, 2001, 2002 and 2003, would have increased as follows:

	2001	2002	2003
Net loss, as reported	$(26,499,388)	$(28,769,282)	$(37,470,001)
Total stock-based employee compensation expense determined under fair value based method for all awards	(376,353)	(540,275)	(647,221)

Pro forma net loss	$(26,875,741)	$(29,309,557)	$(38,117,222)

Basic and diluted net loss per share attributable to common stockholders, as reported	$(2.43)	$(2.56)	$(3.20)
Basic and diluted net loss per share attributable to common stockholders, proforma	$(2.46)	$(2.61)	$(3.26)
Basic and diluted weighted average number of common shares outstanding	10,921,984	11,224,530	11,701,188

Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term nature of the instruments. The Company believes that the carrying amount of its long-term debt as of December 31, 2003 approximated fair value.

Sources of Supplies

The Company attempts to maintain multiple vendors for each required product. If the vendors are unable to meet the Company’s needs as it builds out its’ network infrastructure, then delays and increased costs in the expansion of the Company’s network infrastructure could result, which would adversely affect operating results.

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The Company adopted the annual disclosure requirements of SFAS No. 148, which are effective for fiscal years ending after December 15, 2002, and elected to continue to account for employee stock options under APB No. 25. The interim disclosure requirements are effective for interim periods commencing after December 15, 2002. The adoption of this standard had no effect on the Company’s financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46—Consolidation of Variable Interest Entities, (FIN 46). This interpretation of Accounting Research Bulletin 51—Consolidated Financial Statements addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. FIN 46 requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We do not have any ownership in any variable interest entities as of December 31, 2003. We will apply the consolidation requirement of the interpretation in future periods if we should own any interest in any variable interest entity.

In April 2003, the FASB issued SFAS No. 149—Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments, including certain derivatives imbedded in other contracts and for hedging activities as defined under SFAS No. 133 and FIN 45. SFAS No. 149 is effective for contracts entered into after June 30, 2003. We do not expect SFAS No. 149 to have a material impact on our financial position or statement of operations.

In May 2003, the FASB issued SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. We do not expect SFAS No. 150 to have a material impact on our financial position or statement of operations.

3. Acquisitions

Thrifty Call

On July 7, 2000, the Company acquired certain business assets and assumed certain liabilities of Thrifty Call, a telecommunications service provider with operations in Texas, Florida, Georgia, North Carolina, Washington and Indiana. The acquisition provided the Company with an established telephony and data network and the corporate functions necessary to sustain the rapid growth anticipated in bundled services. The results of operations of Thrifty Call are included in the income statement of the combined company from July 7, 2000.

The purchase price consisted of approximately $69.2 million in cash and the assumption of approximately $50 million of liabilities.

As of the acquisition date, the following values were assigned to the assets and liabilities acquired:

Current assets	$5,876,000
Property, plant & equipment	47,872,000
Goodwill	66,492,000

Total assets	$120,240,000

Total liabilities	$50,213,000

During 2001, the Company recorded the final adjustment to the purchase price, which increased goodwill by approximately $1 million. This adjustment reflects the true-up of the working capital calculation as defined in the purchase agreement.

USOL

On August 31, 2001, the Company entered into an agreement with USOL to purchase right of entry agreements and certain property and equipment located in Texas for approximately $13.2 million in cash, to be paid during a series of closings. The purchase agreement provides the Company with exclusive service rights to multiple dwelling units located within the Company’s current geographic service area. The results of operations of the different complexes were included in the accompanying income statements as each complex was closed. These closings occurred between December 2001 and October 2002.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At each closing, the purchase price was allocated to fixed assets, access fees, and goodwill. The following values were assigned to each asset class in total:

	2001	2002
Property, plant & equipment	$481,000	$837,000
Access fees	63,000	113,000
Goodwill	4,260,000	7,418,000

	$4,804,000	$8,368,000

ClearSource

On June 28, 2002, the Company acquired ClearSource, Inc., a provider of bundled communications services in Waco, Corpus Christi, and Midland-Odessa, Texas. Our CEO, William Morrow, was one of the founders of ClearSource, and at the time of the acquisition we shared most of the same major investors with ClearSource and a number of ClearSource’s directors were members of our board of directors. ClearSource provided bundled services similar to ours to residential and small business customers over a broadband network in the Waco, Corpus Christi and Midland/Odessa markets and was the largest customer of our local telephone services. The results of operations of ClearSource are included in the income statement of the combined company from June 28, 2002.

The acquisition was funded by the issuance of 114,698,442 shares of Series D and 7,999,099 shares of Series E Preferred Stock. The shares were valued at $1.30 and $2.50 per share, respectively, with a total purchase price of $169.1 million.

As of the acquisition date, the following values were assigned to the assets and liabilities acquired:

Current assets	$14,130,000
Property, plant & equipment	94,467,000
Goodwill	60,847,000
Intangible assets	6,527,000
Other assets	177,000

Total assets	$176,148,000

Total liabilities	$7,042,000

During 2003, the Company recorded the final adjustment to the purchase price, which increased goodwill by approximately $4.2 million while adjusting property, plant and equipment based on an independent valuation.

C3 Communications

In March 2003, the Company purchased certain assets and assumed certain liabilities of C3 Communications, Inc. and certain of its affiliates for approximately $7.3 million. The purchase involved acquiring a regional network delivering bandwidth and collocation solutions to telecommunications carriers primarily in the southwestern United States.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of the acquisition date, the following values were assigned to the assets and liabilities acquired:

Current assets	$2,305,000
Property, plant & equipment	5,161,000
Other assets	78,000

Total assets	$7,544,000

Total liabilities	$273,000

TXU Communications

In March of 2003 the Company purchased certain assets and assumed certain liabilities of TXU Communications Ventures Company for approximately $1.0 million. The Company acquired telecommunication assets and customers in Texas.

As of the acquisition date, the following values were assigned to the assets and liabilities acquired:

Current assets	$800,000
Property, plant & equipment	943,000
Total assets	$1,743,000

Total liabilities	$793,000

Denton Telecom Partners, d.b.a Advantex Communications

In October of 2003 the Company purchased the equity interest of the two parent limited liability companies, which collectively owned Denton Telecom Partners, for a purchase price of approximately $31.0 million. The company acquired a customer base and network assets in northwest Dallas. The results of operations of Advantex are included in the income statement of the combined company from October 28, 2003.

The acquisition was funded by the partial proceeds of the issuance of 34,615,330 shares of Series G Preferred Stock.

As of the acquisition date, the following values were assigned to the assets and liabilities acquired:

Current assets	$8,015,000
Property, plant & equipment	19,784,000
Goodwill	1,897,000
Intangible assets	5,131,000
Other assets	540,000

Total assets	$35,367,000

Total liabilities	$4,367,000

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Accounts Receivable

Accounts receivable consists of the following as of December 31, 2002 and 2003:

	2002	2003
Accounts receivable, trade	$17,447,947	$19,457,989
Less-allowance for doubtful accounts	(1,399,727)	(2,633,452)

Accounts receivable, net	$16,048,220	$16,824,537

The activity in the Company’s allowance for doubtful accounts for the periods ending December 31, 2001, 2002 and 2003 is as follows:

	Balance at the Beginning of the Period	Charged to Costs and Expenses	Write-offs	Balance at the End of the Period
2001	—	604,269	(99,074)	505,195
2002	505,195	6,940,176	(6,045,644)	1,399,727
2003	$1,399,727	$3,234,732	$(2,001,007)	$2,633,452

5. Property, Plant and Equipment

Property, plant and equipment consist of the following as of December 31, 2002 and 2003:

	2002	2003
Communications plant	$246,554,562	$309,890,383
Computer equipment	4,456,165	5,287,457
Software, including general purpose and network	27,545,564	28,399,577
Buildings, leasehold improvements and land	15,564,334	5,528,663
Furniture, fixtures and vehicles	3,300,674	4,057,074
Other equipment	6,921,894	10,758,496
Assets under capital leases	—	13,200,000
Construction in process	8,648,842	7,459,012
Construction inventory	16,461,316	13,338,683

	329,453,351	397,919,345
Less—accumulated depreciation	(52,327,773)	(99,722,269)

Property, plant and equipment, net	$277,125,578	$298,197,076

6. Intangible Assets

Definite-lived intangible assets consist of the following at December 31, 2002 and 2003:

		2002		2003
	Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Subscriber base	2-3 years	$6,526,698	$(1,087,783)	$12,830,897	$(4,271,039)
Franchise and access rights	5-15 years	2,395,279	(577,987)	2,467,961	(565,229)
Non-compete agreements	2 years	300,000	(300,000)	300,000	(300,000)

		$9,221,977	$(1,965,770)	$15,598,858	$(5,136,268)

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expense, excluding goodwill amortization, was $239,868, $1,440,858 and $3,403,929 for the years ending December 31, 2001, 2002 and 2003, respectively. Amortization expense associated with the net carrying value of definite-lived intangible assets is estimated to be $5,450,000 in 2004, $3,772,000 in 2005, $331,000 in 2006, $331,000 in 2007 and $331,000 in 2008.

As required by SFAS No. 142, the results for prior year have not been restated. A reconciliation of the previously reported net income as if SFAS No. 142 had been adopted is presented as follows:

	2001	2002	2003
Reported net loss	$(26,499,388)	$(28,769,282)	$(37,470,001)
Add back goodwill amortization	7,391,097	—	—

Adjusted net loss	$(19,108,291)	$(28,769,282)	$(37,470,001)

7. Accrued Liabilities

Accrued liabilities consist of the following as of December 31, 2002 and 2003:

	2002	2003
Accrued compensation	$2,812,468	$3,161,967
Accrued taxes	4,400,825	6,170,847
Accrued interest	187,449	747,722
Accrued programming	1,367,200	1,885,480
Accrued other	3,064,860	3,827,490

Accrued liabilities	$11,832,802	$15,793,506

8. Income Taxes

As of December 31, 2003, the Company had federal net operating loss carryforwards of approximately $189.8 million. The net operating loss carryforwards will expire beginning in 2020 if not utilized.

Utilization of the net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses before utilization.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets and liabilities as of December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003
Deferred tax assets:
Amortizable assets	$3,212,172	$2,290,042	$—
Other			49,951
Reserves	438,678	1,068,272	930,660
Net operating loss carryforward	12,009,726	42,196,122	72,128,560

Total deferred tax assets	15,660,576	45,554,436	73,109,171

Deferred tax liabilities:
Amortizable assets	—	—	2,430,625
Depreciable assets	2,671,844	2,406,683	10,364,680

Total deferred tax liabilities	2,671,844	2,406,683	12,795,305

Net deferred tax asset	12,988,732	43,147,753	60,313,866
Less-valuation allowance	(12,988,732)	(43,147,753)	(60,313,866)

Total deferred taxes	$—	$—	$—

The Company has established a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of the deferred tax asset based on the Company’s lack of earnings history. The valuation allowance increased by approximately $13,754,000 during the year ended December 31, 2003. As of December 31, 2003, approximately $23,127,000 of the valuation allowance relates to the Clearsource acquisition. Any future recognition of these deferred tax items will first adjust goodwill, then other non-current intangibles of the acquired entity.

The Company’s provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 35% to income before income taxes primarily as a result of the following for the years ended December 31 as follows:

	2001	2002	2003
Computed at federal statutory rate	$(9,188,000)	$(9,412,000)	$(13,115,000)
State taxes, net of federal benefit	—	(822,000)	(1,116,000)
Permanent items and other	—	(582,000)	89,000
Valuation allowance	9,188,000	10,816,000	14,142,000

Provision (benefit) for income taxes	$—	$—	$—

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Long Term Debt

Long-term debt consists of the following as of December 31, 2002 and 2003:

	2002	2003
Revolving credit facility	$14,300,000	$11,541,200
Term loan facility	20,800,003	51,000,000
Capital leases	—	13,151,805

	35,100,003	75,693,005
Less-current portion	—	(428,639)

Long-term debt	35,100,003	75,264,366
Discount on debt	(842,136)	(681,729)

Long-term debt, net of discount	$34,257,867	$74,582,637

In October 2001, the Company entered into a credit facility (the “2001 Credit Facility”). The 2001 Credit Facility consisted of a $10 million revolving Credit Facility (the “Revolver”) and a $60 million multi-draw term loan facility (the “Term Loan”). In 2002, the Credit Agreement was amended to increase the availability on the Revolver to $15 million, and reduced the Term Loan to $55 million. Both facilities are governed by a single credit agreement (as amended, the “Credit Agreement”).

The 2001 Credit Facility required us to use an interest rate cap with respect to a portion of our outstanding indebtedness to reduce our exposure to interest rate fluctuations. Our interest rate cap agreement reduced our exposure to interest rate increases with respect to $27.5 million of the amount outstanding under this credit facility. The Company paid $33,000 for this interest rate cap in 2003.

During 2003, the Company drew down $30.2 million of the Term Loan, all of which was outstanding as of December 31, 2003, and repaid $2.8 million on the Revolver. As amended in 2003, amortization of the Term Loan begins in 2005. The Revolver begins amortization in 2007. Both the Term Loan and the Revolver mature in January 2008. Scheduled payments for the Revolver and Term Loan as of December 31, 2003 are as follows:

2005	$5,100,000
2006	7,650,000
2007 and thereafter	49,791,200

Total long term facility debt	$62,541,200

Interest is either a LIBOR or base rate plus an applicable margin at the time of the draw and has ranged from 4.96% to 8.25%. Additionally, the Credit Agreement provides for a commitment fee payable on the unused portion of the facility which ranges between 1.25% and 1.5%. Available credit totaled $34.9 million and $4.2 million at December 31, 2002 and 2003, respectively.

The Company capitalizes interest expense incurred from debt utilized to fund the construction of the network. The total amounts capitalized were $0, $2.6 million and $2.2 million, for the years ended December 31, 2001, 2002 and 2003, respectively.

The Credit Facility provides for letters of credit to be issued. These unused letters of credit totaled, $0, $235,000 and $3,226,000 at December 31, 2001, 2002 and 2003, respectively.

The Credit Agreement contains covenants customary for facilities of this nature, including financial covenants and covenants limiting debt, liens, investments, consolidation, mergers, acquisitions, asset sales, sale

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and leaseback transactions, payments of dividends and other distributions, making of capital expenditures and transactions with affiliates. The Company was in compliance with such covenants as of December 31, 2003. The Company may be subject to mandatory prepayments based upon operating results, sales of assets, equity or debt offerings or other events.

Essentially all the assets of the Company collateralize the 2001 Credit Facility.

The Company has entered into eight amendments to the Credit Agreement. These served to amend the credit agreement to reflect the Company’s current business plan, change in lender group, and preferred stock offerings.

During 2003, the Company completed a sale and leaseback of land and buildings in San Marcos, Waco, Odessa and Corpus Christi, netting $11.9 million in cash proceeds. The gain from the sale of $977,000 as well as the costs related to this transaction of $1,300,000 will be amortized over the 20-year life of the capital lease.

Scheduled payments for the capital leases as of December 31, 2003 are as follows:

2004	$1,446,000
2005	1,446,000
2006	1,418,000
2007 and thereafter	22,875,000

Total minimum lease payments	$27,185,000
Amounts representing interest	(14,034,000)

Present value of net minimum lease payments	13,151,000
Less current maturities	(428,000)

Total long term capital lease	$12,723,000

10. Stockholders’ Equity

Common Stock

In February 2000, the Company sold 11,410,000 shares of its $0.001 par value common stock to certain of its founders for $0.01 per share, which management believes was the fair value of such shares. Such shares had been committed to these founders upon formation of the Company. Of these shares, 10,410,000 are subject to vesting over a period of four years. Additionally, these shares are otherwise restricted as to their sale to a third party for a period ending the earlier of either an initial public equity offering or February 2010. Upon termination of certain employees, any shares that remain unvested will be forfeited. 3,200,000 shares are subject to immediate vesting upon the termination of a key employee. 680,000 shares were forfeited during 2002, and 356,250 shares remain unvested as of December 31, 2003.

Preferred Stock

The Company’s $0.001 par value preferred stock may be issued from time to time in one or more series as determined by the Company’s Board of Directors.

The Company has issued seven series of preferred stock, in alphabetical sequence from A to G (the “Preferred Stock”).

The Preferred Stock is convertible into common stock at any time at the option of the holders, and automatically convertible to common stock upon the Company’s sale of its common stock in a firm commitment

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

underwritten public offering meeting certain pricing specifications. The number of shares of common stock into which the Preferred Stock are convertible is based on a conversion price which initially provides for the conversion of one share of Preferred Stock to one share of common stock. The conversion price is adjusted for certain dilutive issuances, such as stock splits, stock dividends, recapitalizations or similar events, so that the number of shares of common stock issuable upon conversion is increased or decreased in proportion to any increase or decrease in the aggregate shares of common stock outstanding. The Preferred Stock is entitled to participate equally in the payment of dividends, when and as declared by the Board of Directors, on an as-converted basis. Such stock also has voting rights on an as-converted basis.

The Company has an investor rights agreement with all purchasers of its various preferred stock that includes certain registration rights, preemptive rights, transfer restrictions, company covenants and corporate governance provisions.

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount per share which ranges from $1.00 to $3.90, plus declared but unpaid dividends on such shares.

The Company entered into the Series G Preferred Stock Purchase Agreement, dated October 27, 2003, with a number of investors under which the Company sold 34,615,384 shares of Series G Preferred Stock (“Series G”) to such investors for a purchase price of $1.30 per share, for gross proceeds of $44,999,999. Each share of Series G preferred stock was initially convertible into one share of common stock at the election of the holder, based on a conversion ratio as defined in the agreement, initially set at one to one and adjusted from time to time based on certain anti-dilution provisions. The Company has also issued warrants to purchase 138,461,536 shares of common stock in connection with this sale of Series G preferred stock. For every share of Series G preferred stock purchased by an investor, such investor received four Warrants to purchase one share of common stock at an initial exercise price of $0.01 per share of common stock. The warrants have a ten year life and are immediately exercisable. Each share of Series G preferred stock has voting rights equal to the number of shares of common stock into which the preferred stock could then be converted.

The Company valued the warrants issued in connection with the Series G Preferred Stock at $0.20 per warrant or $27,692,307 and recorded this amount in additional paid in capital. The assumptions used to value this warrant were as follows: Expected Life—10 years, Fair Value of Common Stock—$0.20, Dividend Yield—0%, Risk Free Interest Rate—3%.

Stock Options

Under the Company’s 2000 stock option plan (“the Stock Option Plan”), 63,130,322 shares of common stock are reserved and authorized for issuance upon the exercise of the options. Employees and key consultants of the Company are eligible to receive options under the Stock Option Plan. The Stock Option Plan is administered by the compensation committee of the Board of Directors. Options granted under the Stock Option Plan may be either “nonqualified stock options” or “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended. All options were granted at an exercise price equal to the estimated fair value of the common stock at the dates of grant as determined by the Board of Directors based on equity transactions and other analyses. The options vest ratably over a four-year term from the date of the grant and expire 10 years from the date of grant.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Stock Option Plan as of December 31, 2002 and 2003, is presented in the following table:

	2002		2003
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding, beginning of period	20,414,750	$0.40	27,762,765	$0.53
Granted	11,336,108	0.74	23,399,817	0.35
Exercised	(739,633)	0.30	(136,854)	0.50
Canceled	(3,248,460)	0.52	(4,077,195)	0.64

Outstanding, December 31	27,762,765	0.53	46,948,533	0.43

Shares exercisable	8,830,800		13,761,377
Shares available for grant	14,009,232		15,277,802
Weighted—average fair value of options granted during the year	0.14		0.05

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2003:

Exercise Price	Number Outstanding	Number Exercisable	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life
$0.20	17,426,500	—	$0.20	9.9
$0.25	7,111,000	5,427,000	$0.25	6.4
$0.50	8,110,600	5,256,100	$0.50	7.1
$0.60	2,738,051	845,849	$0.60	8.1
$0.80	11,562,382	2,232,428	$0.80	9.0

Stock Purchase Warrants

Concurrent with the closing of the 2001 Credit Facility, the Company issued warrants to acquire 3,333,334 shares of Series C preferred stock at $1.20 per share. The warrants were immediately exercisable. In 2003, the maximum contractual life of the warrants was extended from two to five years, with no resulting impact to the statement of operations. No warrants have been exercised as of December 31, 2003. Under the terms of the warrant agreements, the exercise price is subject to adjustment for certain dilutive equity issuances.

The Company has computed a fair value of the warrants of approximately $986,000 for the purpose of recording the discount on the issuance of debt using the Black-Scholes pricing method and the following assumptions:

Risk-free interest rate	3.5%
Expected dividend yield	0%
Expected lives	2 years
Volatility	40%

This fair value has been recorded as a discount to the 2001 Credit Facility debt in connection with the Company’s first draw under that facility in 2002 and being amortized since that draw. Amortization of the debt discount was approximately, $0, $123,000 and $160,000 in 2001, 2002 and 2003, respectively.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Commitments and Contingencies

Operating Leases

The Company leases office space and other assets for varying periods. Leases that expire are generally expected to be renewed or replaced by other leases.

Future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003, are as follows:

2004	$4,225,000
2005	3,126,000
2006	2,797,000
2007	2,714,000
2008 and thereafter	19,519,000

Total minimum lease payments	$32,381,000

Total rental expense for all operating leases was approximately $3,858,000, $4,684,000 and $5,531,000 for 2001, 2002 and 2003, respectively.

Franchise Agreements and Build-Outs

The Company has entered into numerous franchise agreements with municipalities in Texas. These agreements provide for, among other items: payment of a stated percentage of revenue (typically 5%) on a quarterly basis, the maintenance of deposits and corporate surety bonds up to $1 million, and the contribution of funds up to $4 million to provide facilities and equipment related to public access channel. These agreements have various terms, ranging between 5 and 9 years with additional renewal periods.

With respect to the above franchise agreements and the build-out of the Company’s network, management anticipates incurring significant capital expenditures during 2004 and beyond.

Legal Proceedings

Both the FCC and the Department of Justice are conducting investigations understood to involve billing practices by MCI and related issues involving companies that terminated or otherwise may have handled traffic on behalf of MCI, including those companies participating in MCI’s Least Cost Routing Program. We believe we were a substantial participant in the Least Cost Routing Program. The Department of Justice has convened a grand jury in the Southern District of New York as a part of its investigation. The grand jury has issued document subpoenas to a number of companies in the telecommunications industry, including us. We are cooperating with the Department of Justice and has produced and are continuing to produce responsive documents. The FCC has issued a letter of inquiry to us and other companies seeking documents and requesting information relating to the above described billing practices and the compliance by such companies, including us, with applicable law and regulations. We have responded to the letter of inquiry and are continuing to produce additional documentation and to supplement our answers to certain questions. We cannot predict the outcome of these investigations or their duration. If these investigations result in current or prior billing practices being identified as violative of applicable laws or regulations, result in penalties being imposed upon us, result in further proceedings against specific companies, including us, result in changes in the law or regulations that would have an industry-wide effect, or lead to litigation among parties involved in terminating or otherwise routing traffic, the impact could have a material adverse effect on our business and financial condition.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The bankruptcy estate of Global Crossing has filed a complaint seeking the return of $2.5 million paid to us for network services as preferential transfers made within 90 days of the date that Global Crossing’s bankruptcy petition was filed. We believe that we have defenses to this action, and intend to contest this matter vigorously.

As a telecommunications company, we are a party to regulatory proceedings in the ordinary course of our business at both the state and federal levels. For example, we along with many other telecommunications companies in Texas are currently a party to a proceeding before the Public Utility Commission of Texas, or PUCT, relating to the terms of SBC Communications’ standard interconnection agreement and an anticipated successor to this interconnection agreement. This proceeding is expected to conclude during the summer of 2004. We cannot anticipate the outcome of this proceeding at this time, but do not believe that the outcome will, individually, or in the aggregate with any other regulatory proceedings, have a material adverse effect on our business, financial condition or results of operations.

Insurance

The Company carries a broad range of insurance coverage, including property, business, auto liability, general liability, directors and officers, workers’ compensation and an umbrella policy. The Company has not incurred significant claims or losses on any of these insurance policies.

The Company utilizes self-insurance with respect to employee medical coverage. Such self-insurance is provided in connection with a plan that includes certain stop-loss coverage on a per employee and total claims basis. The Company estimates the liability for claims based on Company experience. Additionally, the Company utilizes self-insurance for its distribution line equipment. Management believes that the risk of loss related to this equipment is not significant.

Maintenance Agreements

The Company has entered into numerous agreements for the maintenance of leased fiber optic capacity. Future amounts due under these agreements are as follows:

2004	$1,189,000
2005	1,189,000
2006	1,189,000
2007	1,189,000
2008 and thereafter	16,414,000

Total	$21,170,000

Purchase Commitment

In October 2001, in connection with our existing credit facility, we entered into a purchase agreement with Marconi Communications, Inc. Under this agreement, as amended, we are currently required to purchase a minimum of $40.4 million of equipment from Marconi Communications between October 2003 and December 2008.

Employment Agreement

William Morrow is employed as Chief Executive Officer and Vice Chairman of the board of directors for an indefinite term under an employment agreement effective September 1, 2000.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Concentration of Credit Risk and Significant Customer

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables, cash and temporary cash investments.

The Company places its cash and temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company also periodically evaluates the creditworthiness of the institutions with which it invests. The Company does maintain invested balances in excess of federally insured limits.

Revenues from one customer were approximately 70 percent, 50 percent and 36 percent of operating revenues in 2001, 2002 and 2003, respectively, and accounts receivable of approximately $6.2 and $0 million related to this customer were outstanding as of December 31, 2002 and 2003, respectively. This customer declared Chapter 11 bankruptcy in June 2002, and the Company wrote off accounts receivable of $4.9 million, net of recoveries during 2002. The Company continued to do business with this customer into the 4th quarter of 2003 when all network services were discontinued. Under the terms of the contract, the customer was liable for minimum charges for early termination of its contract. In December 2003, the Company agreed to settle the minimum charges for a $5.5 million cash payment in December 2003 and a Class 6 General Unsecured Claim in the bankruptcy court. This claim is subject to the final approval of the bankruptcy court and the Company expects the net proceeds to be approximately $1.6 million in cash and $1.6 million in stock. The Company recognized the $5.5 million payment as revenue in 2003 and will recognize the proceeds from the unsecured claim when the proceeds are determined and received.

The Company’s trade receivables reflect a customer base primarily centered in Texas. The Company routinely assesses the financial strength of its customers and generally does not require collateral. As a consequence, concentrations of credit risk are limited.

13. Employee Benefit Plan

The Company has a 401(k) plan for its employees. All employees over the age of 18 who have completed one month of service are eligible to participate in the plan. The Plan provides for discretionary matching by the Company. During 2001, 2002 and 2003, the Company made discretionary matching cash contributions to the plan of approximately, $440,000, $417,000 and $735,000, respectively.

14. Quarterly Financial Information - Unaudited

2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	43,339	47,936	47,589	42,650
Operating loss	(7,969)	(10,292)	(7,188)	(8,977)
Net loss	(8,286)	(10,835)	(8,044)	(10,305)
Basic and diluted loss per common share	$(0.71)	$(0.93)	$(0.69)	$(0.88)

2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	29,528	38,543	39,989	39,363
Operating loss	(3,811)	(5,040)	(10,163)	(9,919)
Net loss	(3,779)	(5,009)	(10,093)	(9,887)
Basic and diluted loss per common share	$(0.34)	$(0.45)	$(0.89)	$(0.86)

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Subsequent Events—Unaudited

Subsequent to December 31, 2003, the Company made two draws totaling $2.3 million against the Term Loan.

On March 23, 2004, the Company completed a private placement offering for 136,000 units each consisting of (1) $1,000 of 14% Senior Secured Notes due 2011 and (2) a warrant to purchase 100.336 shares of common stock. Concurrent with the closing, we paid $64.8 million to extinguish the 2001 Credit Facility. In conjunction with this repayment, we recognized a $2.1 million loss on debt extinguishment and we reclassified $3.2 million of cash to other long-term assets as collateral for our existing letters of credit. If this private placement offering had been completed January 1, 2003 the Company would have incurred interest expense of $15,400,000, which is $12,513,000 more than historical interest expense at $2,887,000 for the year ended December 31, 2003.

The 14% Senior Secured Notes are the obligations of Grande Communications Holdings, Inc. (“Holdings”) and guaranteed by all existing subsidiaries. Holdings has no independent assets or operations, all of the guarantees of the subsidiaries are on a full and unconditional and joint and several basis, and all subsidiaries are included in the consolidated financial statements of Holdings.

In April 2004 the complaint by the bankruptcy estate of Global Crossing was dismissed with prejudice.

In April 2004 MCI emerged from bankruptcy proceedings. The Company anticipates settlement of their unsecured claim in the second quarter of 2004.

PART I

FINANCIAL INFORMATION

Item 1. Financial Statements

GRANDE COMMUNICATIONS HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2003	March 31, 2004
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$42,246	$87,464
Accounts receivable, net	16,825	16,525
Prepaid expenses and other current assets	5,967	3,797

Total current assets	65,038	107,786
Property and equipment, net	298,197	298,063
Goodwill	134,983	134,954
Other intangible assets, net	10,463	9,181
Other assets	8,010	14,611

Total assets	$516,691	$564,595

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$14,947	$10,823
Accrued expenses	15,794	12,920
Note payable	63	21
Deferred revenue	4,263	4,262
Current portion of capital lease obligations	429	436

Total current liabilities	35,496	28,462
Deferred revenue	4,443	4,397
Capital lease obligations, net of current portion	12,723	12,639
Long term debt	61,859	127,610
Commitments and contingencies
Stockholders’ equity:
Series A preferred stock, $0.001 par value per share; 232,617,839 shares authorized, issued and outstanding; liquidation preference of $232,618	233	233
Series B preferred stock, $0.001 par value per share; 20,833,333 shares authorized, issued and outstanding; liquidation preference of $25,000	21	21
Series C preferred stock, $0.001 par value per share; 30,000,000 shares authorized, 17,005,191 shares issued and outstanding; liquidation preference of $20,406	17	17
Series D preferred stock, $0.001 par value per share; 115,384,615 shares authorized, 114,698,442 shares issued and outstanding; liquidation preference of $149,108	115	115
Series E preferred stock, $0.001 par value per share; 8,000,000 shares authorized, 7,999,099 shares issued and outstanding; liquidation preference of $19,998	8	8
Series F preferred stock, $0.001 par value per share; 12,307,692 shares authorized, 11,758,278 shares issued and outstanding; liquidation preference of $15,286	12	12
Series G preferred stock, $0.001 par value per share; 34,615,384 shares authorized, 34,615,330 shares issued and outstanding; liquidation preference of $135,000	35	35
Common stock, $0.001 par value per share; 786,835,883 and 786,835,883 shares authorized, 12,309,087 and 12,816,367 shares issued and outstanding, at December 31, 2003 and March 31, 2004, respectively	12	13
Additional paid-in capital	505,497	508,243
Treasury stock, at cost	(5)	(5)
Accumulated deficit	(103,775)	(117,205)

Total stockholders’ equity	402,170	391,487

Total liabilities and stockholders’ equity	$516,691	$564,595

The accompanying notes are an integral part of these condensed consolidated balance sheets.

GRANDE COMMUNICATIONS HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(In thousands, except share data)

	For the quarters ended March 31,
	2003	2004
Operating revenues	$43,339	$41,687
Operating expenses:
Direct costs	20,500	16,430
Selling, general and administrative	18,711	22,631
Depreciation and amortization	12,096	12,715

Total operating expenses	51,307	51,776

Operating loss	(7,968)	(10,089)
Other income (expense):
Interest income	40	65
Interest expense	(356)	(1,277)
Gain/(loss) on disposal of assets	(2)	16
Loss on extinguishment of debt	—	(2,145)

Total other income (expense)	(318)	(3,341)

Net loss attributable to common shareholders	$(8,286)	$(13,430)

Basic and diluted net loss per share attributable to common shareholders	$(0.71)	$(1.12)
Basic and diluted weighted average number of common shares outstanding	11,677,924	11,971,352

The accompanying notes are an integral part of these condensed consolidated statements.

GRANDE COMMUNICATIONS HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands)

	For the quarters ended March 31
	2003	2004
Cash flows from operating activities:
Net loss	$(8,286)	$(13,430)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	11,499	11,383
Amortization of intangible assets	597	1,332
Amortization of deferred financing costs	111	128
Provision for bad debts	664	1,074
Accretion of debt discount	40	37
Non-qualified option expense	5	6
Gain on sale of assets	3	16
Extinguishment of debt	—	2,145
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(1,321)	(775)
Prepaid expenses and other current assets	(284)	(928)
Accounts payable	(911)	(4,125)
Accrued expenses	(1,983)	(2,873)
Deferred revenue	(514)	(62)

Net cash used in operating activities	(380)	(6,072)

Cash flows from investing activities:
Purchases of property, plant and equipment	(10,434)	(11,248)
Purchase of C3, net of cash acquired	(7,271)	—
Purchase of TXU	(950)	—
Purchase price adjustments	258	38
Proceeds on sale of fixed assets	16	—
Purchase of franchise rights and other	(301)	(50)

Net cash used in investing activities	(18,682)	(11,260)

Cash flows from financing activities:
Proceeds from borrowings and promissory notes	16,500	132,502
Payments of long-term debt	(4)	(64,960)
Deferred financing costs	(368)	(5,140)
Proceeds from issuance of common stock	3	137
Proceeds from issuance of preferred stock, net of related offering expenses	—	11

Net cash provided by financing activities	16,131	62,550

Net change in cash and cash equivalents	(2,931)	45,218
Cash and cash equivalents, beginning of period	19,658	42,246

Cash and cash equivalents, end of period	$16,727	$87,464

The accompanying notes are an integral part of these condensed consolidated statements.

GRANDE COMMUNICATIONS HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization & Nature of the Business

Grande Communications Holdings, Inc. and Subsidiaries (“the Company”) provides communications services to residential and commercial customers in various areas of Texas and portions of the United States. The Company delivers products such as cable television, local and long-distance telephone, high-speed data, broadband transport services, and other telephony network services.

2. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements have been included, and the financial statements present fairly the financial position and results of operations for the interim periods presented. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto, together with management’s discussion and analysis of financial condition and results of operations contained in the Company’s financial statements in Form S-4 for the year ended December 31, 2003.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the year ending December 31, 2004, or any other interim period.

3. Long Term Debt

On March 23, 2004, the Company completed a private placement offering for 136,000 units each consisting of (1) $1,000 of 14% Senior Secured Notes due 2011 and (2) a warrant to purchase 100.336 shares of common stock. The units were issued with a discount to the face value of $5.8 million and the warrants were assigned a value of $2.6 million. Concurrent with the closing, we paid $64.8 million to extinguish the 2001 Credit Facility. In conjunction with this repayment, we recognized a $2.1 million loss on debt extinguishment. Concurrent with the extinguishment of the 2001 Credit Facility, we reclassified $3.2 million of cash to other long term assets as collateral for our existing letters of credit.

4. Stock-Based Compensation

During 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, Accounting for Stock-Based Compensation, which defines fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value method, as prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as clarified by Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation.

Entities electing to remain with the accounting methodology required by APB 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied.

GRANDE COMMUNICATIONS HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has elected to account for its employee stock-based compensation plans using the intrinsic value method under APB No. 25. The Company has computed, for pro forma disclosure purposes, the value of all options for shares of the Company’s common stock granted to employees of the Company using the Minimum Value pricing method and the following weighted-average assumptions:

	2003	2004
Risk-free interest rate	3.0%	3.0%
Expected dividend yield	0%	0%
Expected lives	5 years	5 years
Volatility (Minimum Value Method)	0%	0%

If the Company had accounted for these plans in accordance with SFAS 123, the Company’s net loss for the three months ended March 31, 2003 and 2004, would have increased as follows:

	Three months ended March 31,
	2003	2004
Net loss, as reported	$(8,286)	$(13,430)
Total stock-based employee compensation expense determined under fair value based method for all awards	(199)	(227)

Pro forma net loss	$(8,485)	$(13,657)

Basic and diluted net loss per share, as reported	$(0.71)	$(1.12)
Basic and diluted net loss per share, pro forma	$(0.73)	$(1.14)
Basic and diluted weighted average number of common shares outstanding	11,677,924	11,971,352

5. Contingencies

Both the FCC and the Department of Justice are conducting investigations understood to involve billing practices by MCI and related issues involving companies that terminated or otherwise may have handled traffic on behalf of MCI, including those companies participating in MCI’s Least Cost Routing Program. We believe we were a substantial participant in the Least Cost Routing Program. The Department of Justice has convened a grand jury in the Southern District of New York as part of its investigation. The grand jury has issued document subpoenas to a number of companies in the telecommunications industry, including us. We are cooperating with the Department of Justice and have produced and are continuing to produce responsive documents. The FCC has issued a letter of inquiry to us and other companies seeking documents and requesting information relating to the above described billing practices and the compliance by such companies, including us, with applicable laws and regulations. We have responded to the letter of inquiry and are continuing to produce additional documentation and to supplement our answers to certain questions. The FCC may issue additional letters of inquiry in the future, to which we would intend to respond in the same manner. We cannot predict the outcome of these investigations or their duration. If these investigations result in current or prior billing practices being identified as violative of applicable laws or regulations, result in penalties being imposed upon us, result in further proceedings against specific companies, including ours, result in changes in the law or regulations that would have an industry-wide effect, or lead to litigation among parties involved in terminating or otherwise routing traffic, the impact could have a material adverse effect on our business and financial condition.

As a telecommunications company, we are a party to regulatory proceedings in the ordinary course of our business at both the state and federal levels. For example, we along with many other telecommunications companies in Texas are currently a party to a proceeding before the Public Utility Commission of Texas, or

GRANDE COMMUNICATIONS HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PUCT, relating to the terms of SBC Communications’ standard interconnection agreement and an anticipated successor to this interconnection agreement. This proceeding is expected to conclude during the summer of 2004. We cannot anticipate the outcome of this proceeding at this time but do not believe that the outcome will, individually, or in the aggregate with any other regulatory proceedings, have a material adverse effect on our business, financial condition or results of operations.

6. Subsequent Events

In April 2004 the complaint by the bankruptcy estate of Global Crossing was dismissed with prejudice.

In April 2004 MCI emerged from bankruptcy proceedings. The Company anticipates settlement of their unsecured claim in the second quarter of 2004.

On May 17, 2004, the Company filed a Form S-1 Registration Statement with the Securities and Exchange Commission to register common stock warrants pursuant to the 136,000 Unit Offering completed March 23, 2004. Additionally, on May 17, 2004, the Company filed a Form S-4 Registration Statement with the Securities and Exchange Commission to register our 14% Senior Secured Notes. Neither Registration Statement is currently effective.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of ClearSource, Inc.:

We have audited the accompanying balance sheet of ClearSource, Inc. (a Delaware corporation), as of June 28, 2002, and the related statement of operations, stockholders’ equity and cash flows for the period from January 1, 2002 to June 28, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ClearSource, Inc., as of June 28, 2002, and the results of its operations and its cash flows for the period from January 1, 2002 to June 28, 2002 in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

February 4, 2004

Austin, Texas

CLEARSOURCE, INC.

BALANCE SHEET

June 28, 2002
ASSETS
Current assets:
Cash and cash equivalents	$12,225,799
Accounts receivable, net	1,719,084
Prepaid expenses and other current assets	185,529

Total current assets	14,130,412
Property and equipment, net	94,642,729
Other intangible assets, net	627,364
Other assets	176,460

Total assets	$109,576,965

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	2,616,172
Accounts payable to related party	535,056
Accrued expenses	3,771,931

Total current liabilities	6,923,159
Commitments and contingencies
Stockholders’ equity:
Series A convertible preferred stock, $.01 par value per share; 7,098,335 shares authorized, 7,098,335 shares issued and outstanding	70,983
Series B convertible preferred stock, $.01 par value per share; 12,606,975 shares authorized, 12,606,975 shares issued and outstanding	126,070
Common stock, $.01 par value per share; 23,961,032 shares authorized, 1,721,577 shares issued and outstanding	17,215
Treasury Stock, at cost	(984,450)
Preferred Treasury Stock, at cost	(34,444)
Additional paid-in capital	170,407,993
Accumulated deficit	(66,949,561)

Total stockholders’ equity	102,653,806

Total liabilities and stockholders’ equity	$109,576,965

See accompanying notes.

CLEARSOURCE, INC.

STATEMENT OF OPERATIONS

For the period from January 1, 2002 to June 28, 2002
Operating revenues	$10,890,339
Operating expenses:
Direct costs	5,030,672
Selling, general and administrative	12,602,187
Depreciation and amortization	8,019,359

Total operating expenses	25,652,218
Operating loss	(14,761,879)
Other income (expense):
Interest income	184,519
Interest expense	(1,380)
Loss on disposal of assets	(40,225)

Total other income (expense)	142,914

Net Loss	$(14,618,965)

See accompanying notes.

CLEARSOURCE, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock		Preferred Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Amount
Balance at December 31, 2001	1,018,347	$10,183	19,705,310	$197,053	$—	$169,360,180	$(52,330,596)	$117,236,820
Exercise of Common Stock Options	703,230	7,032	—	—	—	1,047,813	—	1,054,845
Purchase of Treasury Stock through a common stock repurchase	—	—	—	—	(984,450)	—	—	(984,450)
Purchase of Treasury Stock through a preferred stock repurchase	—	—	—	—	(34,444)	—	—	(34,444)
Net Loss	—	—	—	—	—	—	(14,618,965)	(14,618,965)

Balance at June 28, 2002	1,721,577	$17,215	19,705,310	$197,053	$(1,018,894)	$170,407,993	$(66,949,561)	$102,653,806

See accompanying notes.

CLEARSOURCE, INC.

STATEMENT OF CASH FLOWS

For the period from January 1, 2002 to June 28, 2002
Cash flows from operating activities:
Net loss	$(14,618,965)
Adjustments:
Provision for bad debt	535,122
Depreciation	7,993,833
Amortization of intangibles	25,526
Gain on sale of assets	(40,225)
Change in operating assets and liabilities:
Accounts receivable, net	(938,343)
Prepaid expenses and other assets	(105,054)
Accounts payable	(1,167,442)
Other accrued expenses	1,068,244

Net cash used in operating activities	(7,247,304)
Cash flows from investing activities:
Payments for intangibles	(96,707)
Purchases of plant and equipment	(5,749,414)
Proceeds on sale of equipment	364,635

Net cash used in investing activities	(5,481,486)
Cash flows from financing activities:
Stock option exercise	1,054,845
Treasury repurchase	(1,018,894)
Other	(10,350)

Net cash provided by financing activities	25,601
Decrease in cash	(12,703,189)
Cash and cash equivalents, beginning of period	24,928,988

Cash and cash equivalents, end of period	$12,225,799

Supplemental disclosure:
Cash paid for interest	$1,380

Cash paid for treasury stock purchase	$860,388

See accompanying notes.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS

June 28, 2002

1. Background and Basis of Presentation

ClearSource, Inc. (the Company), owns and operates advanced broadband networks and provides residential and business customers broadband communication services, including analog and digital cable television, local and long-distance telephone, and high-speed Internet access, to three markets in Texas: Waco, Corpus Christi, and Midland-Odessa.

The Company was purchased by Grande Communications, Inc. on June 28, 2002 (see Note 12). The financials and the related footnotes were prepared assuming the Company’s operations continued without the effect of the transaction.

2. Summary of Significant Accounting Policies

Accounting Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. The estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash and cash equivalents.

Accounts Receivable

The Company believes that the concentration of credit risk in its accounts receivables is substantially mitigated by the large pool of individually insignificant trade accounts receivable. The Company records an allowance for doubtful accounts based on a regular analysis of the receivables aging by market and records an allowance for doubtful accounts specific to the accounts receivable balances outstanding and the historical collection based on the age of the receivable. The Company charges off accounts receivable after a set time period of collection activity.

Property, Plant and Equipment

Property, plant and equipment reflects the original cost of acquisition or construction, including related payroll costs such as wages, taxes, fringe benefits, and certain general and administrative costs. Depreciation is calculated on the straight-line method based on the useful lives of the various classes of depreciable property.

The average estimated lives of depreciable property, plant and equipment are:

Communications plant	3 to 10 years
Computer equipment	3 to 7 years
Software, including general purpose and network	3 years
Buildings and leasehold improvements	5 to 25 years
Furniture, fixtures and vehicles	5 years

Construction and other materials are valued at the lower of cost or market (determined on a weighted-average basis) and include customer premise equipment and certain plant construction materials. These items are transferred to the telecommunications plant when installed and activated.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

Intangible Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangibles Assets, which recognizes that since goodwill and certain intangible assets may have indefinite useful lives, these assets are no longer required to be amortized but are to be evaluated at least annually for impairment. In accordance with SFAS No. 142, the Company was required to complete its transitional impairment test, with any resulting impairment loss recorded as a cumulative effect of a change in accounting principle. Subsequent impairment losses will be reflected in operating income in the Consolidated Statement of Operations. No impairment was noted upon the adoption of SFAS No. 142. Upon adoption of SFAS No. 142, the Company did not record any goodwill amortization expense during the six months ended June 28, 2002.

The Company classifies intangible assets as definite-lived or indefinite-lived intangible assets, or goodwill. Definite-lived intangibles include franchise and access rights and noncompete agreements, both of which are amortized over the respective lives of the agreements, typically two to fifteen years. The Company periodically reviews the appropriateness of the amortization periods related to its definite-lived assets. The Company does not currently have any intangible assets classified as indefinite-lived. The excess cost over fair value of net assets acquired is classified as goodwill. Goodwill is tested for impairment at least annually.

The Company tests for possible impairment of definite-lived intangible assets whenever events or changes in circumstances, such as a reduction in operating cash flow or a dramatic change in the manner that the asset is intended to be used indicate that the carrying amount of the asset is not recoverable. If indicators exist, the Company compares the undiscounted cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the undiscounted cash flow amount, an impairment charge is recorded in the statement of operations for amounts necessary to reduce the carrying value of the asset to fair value. The Company does not currently have any goodwill assets nor any related goodwill amortization expense.

Long-Lived Assets

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” Accordingly, in the event that facts and circumstances indicate that property and equipment or other assets may be impaired, an evaluation of the recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if an impairment of such property is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value.

Revenue Recognition

The Company generates recurring revenues for broadband offerings of video, voice and data and other services. The revenues generated from these services primarily consists of a fixed monthly fee for access to cable programming, local phone services and enhanced services and access to the internet. Additional fees are charged for services including pay-per-view movies, events such as boxing matches and concerts, long distance service and cable modem rental.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

The Company’s revenues are recognized when services are provided, regardless of the period in which they are billed. Amounts billed in advance are reflected in the balance sheet as deferred revenue (included in accrued expenses) and are deferred until the service is provided.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising expenses incurred for the period ended June 28, 2002 were approximately $347,000, and are reflected as a component of selling, general and administrative expense in the accompanying statement of operations.

Income Taxes

The Company utilizes the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable, accounts payable, and capital lease obligations approximate fair value due to the short-term nature of the instruments.

Stock Based Compensation

During 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which defines fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value method, as prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as clarified by Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation.

Entities electing to remain with the accounting methodology required by APB 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied.

The Company has elected to account for its employee stock-based compensation plans using the intrinsic value method, under APB 25. The Company has computed, for pro forma disclosure purposes, the value of all options for shares of the Company’s common stock granted to employees of the Company using the Minimum Value pricing method and the following weighted-average assumptions:

2002
Risk-free interest rate	3%
Expected dividend yield	0%
Expected lives	Varies to June 28, 2002
Volatility (Minimum Value Method)	0%

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

If the Company had accounted for these plans in accordance with SFAS 123, the Company’s net loss for the period from January 1, 2002 to June 28, 2002, would have increased as follows:

2002
Net loss, as reported	$(14,618,965)
Add:
Total stock-based employee compensation included in the determination of net loss as reported	860,388
Total stock-based employee compensation expense determined under fair value based method for all awards	(1,007,956)

Pro forma net loss	$(14,766,533)

Sources of Supplies

The Company attempts to maintain multiple vendors for each required product. If the vendors are unable to meet the Company’s needs as it builds out its network infrastructure, then delays and increased costs in the expansion of the Company’s network infrastructure could result, which would adversely affect operating results.

3. Accounts Receivable

Accounts receivable as of June 28, 2002, consist of the following:

2002
Trade receivables	$1,941,348
Less—Allowance for doubtful accounts	(222,264)

Accounts receivable, net	$1,719,084

The activity in the Company’s allowance for doubtful accounts for the period from January 1, 2002 to June 28, 2002 is as follows:

	Balance at the Beginning of the Period	Charged to Costs and Expenses	Deductions	Balance at the End of the Period
2002	$209,326	$535,122	$(522,184)	$222,264

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

4. Property, Plant and Equipment

Property, plant and equipment consist of the following as of June 28, 2002:

2002
Communications plant	$93,413,487
Computer equipment	3,568,635
Software, including general purpose and network	2,284,671
Buildings, leasehold improvements, and land	10,416,856
Furniture, fixtures and vehicles	4,213,531
Construction in process	2,081,003
Construction inventory	2,514,468

118,492,651
Less—Accumulated depreciation	(23,849,922)

Property, plant and equipment, net	$94,642,729

5. Intangible Assets

Definite-lived intangible assets consist of the following at June 28, 2002:

	Amortization Period	Gross Carrying Amount	Accumulated Amortization
Franchise and access rights	15 years	$707,546	$(88,947)
Trademarks	5 years	27,956	(19,191)

		$735,502	$(108,138)

Amortization expense was $25,526 for the period from January 1, 2002 to June 28, 2002. Amortization expense associated with the net carrying value of definite-lived intangible assets is estimated to be $26,000 for the remaining period in 2002, $53,000 in 2003, $48,000 in 2004, $47,000 in 2005, 2006, 2007 and 2008.

6. Accrued Liabilities

Accrued liabilities consist of the following as of June 28, 2002:

2002
Accrued compensation	$1,763,324
Accrued taxes	1,101,541
Deferred revenue	476,585
Accrued other	430,481

Accrued liabilities	$3,771,931

7. Income Taxes

As of June 28, 2002, the Company had federal net operating loss carryforwards of approximately $59.4 million. The net operating loss carryforwards will expire beginning in 2019, if not utilized.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

Utilization of the net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses before utilization.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The significant components of deferred tax assets and liabilities as of June 28, 2002, are as follows:

2002
Deferred tax assets:
Depreciable assets	$981,647
Amortizable assets	1,154,329
Reserves	75,570
Net operating loss carryforward	20,194,299

Total deferred tax assets	22,405,845
Net deferred tax asset	22,405,845
Less—valuation allowance	(22,405,845)

Total deferred taxes	$—

The Company has established a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of the deferred tax asset based on the Company’s lack of earnings history. The valuation allowance increased by approximately $4,752,000 during the period from January 1, 2002 to June 28, 2002.

The Company’s provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes primarily as a result of the application of the valuation allowance.

A reconciliation of the income tax provision computed at the statutory tax rates to the income tax provision for the period from January 1, 2002 to June 28, 2002 is as follows:

Amount
Income tax at statutory rate	$4,970,448
Other; change in statutory rate	(218,244)
Change in deferred tax valuation allowance	(4,752,204)

$—

No cash was paid for income tax for the period from January 1, 2002 to June 28, 2002.

8. Capital Stock

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and vote together as one class with the holders of the Series A and Series B Preferred Stock. As and when dividends are declared or paid, whether in cash, property or stock of the corporation, the

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

holders of common stock shall be entitled to participate in such dividends ratably on a per share basis. The right of the holders of common stock to receive dividends is subject to any provisions of any preferred stock then outstanding.

Preferred Stock

The Company’s $.01 par value preferred stock may be issued from time to time in one or more series as determined by the Company’s board of directors.

The Series A and Series B Preferred Stock is convertible into common stock at any time at the option of the holder. The number of shares of common stock into which the Series A and Series B Preferred Stock is convertible is based on a conversion price which initially provides for the conversion of one share of Series A or Series B Preferred Stock to one share of common stock. Should the Company sell any shares of its common stock at a price less than $6.00 per share, the conversion rate for the Series A Preferred Stock increases based on a formula, which results in the holders of the Series A Preferred Stock obtaining the number of shares of common stock they would have obtained upon conversion had they purchased the Series A Preferred Stock at the lesser amount per share. With respect to the conversion of the Series B Preferred Stock, the conversion rate takes into account a ratio of the Series B Preferred Stock price to the Series A Preferred Stock price, and that ratio is then applied to the same formula for determining the Series A Preferred Stock conversion to common stock.

The Series A and Series B Preferred Stock is entitled to participate equally in the payment of dividends, when and as declared by the board of directors, on an as-converted basis. Such stock also has voting rights on an as-converted basis. In addition, the vote of the holders of at least 51 percent of the Series A and Series B Preferred Stock is required for certain corporate actions, as follows: (a) amendment of the certificate of incorporation or bylaws, (b) authorization of additional shares of preferred stock, (c) any merger or acquisition, (d) any increase in the amount of common stock reserved for employee stock options in excess of certain percentages of the Company’s fully diluted common stock, (e) any redemption or repurchase of common stock held by officers of the Company, except for those done pursuant to agreements which permit the Company to repurchase such securities upon termination of employment and (f) the engagement of any transaction with an affiliate of the Company. The vote of the holders of at least 60 percent of the Series A and Series B Preferred Stock is required for any amendment to the certificate of incorporation or bylaws that adversely affects the voting powers, preferences or other special rights or privileges of such holders, or to declare or pay any dividend on, or make any other distribution to any shares of common stock or preferred stock.

Each share of Series A and Series B Preferred Stock converts automatically into shares of common stock based on the then-effective conversion price upon the closing of a public offering and sale of common stock in which the price per share is at least $18 and $30, respectively, and the gross cash proceeds to the Company are at least $30 million and $50 million, respectively.

The Series A & B preferred stock shares were converted into shares of Grande Communications Holdings, Inc. as further described in Note 12.

Stock Options

Under the Company’s 1998 amended stock option plan (the Stock Option Plan), as adopted in July 1998, 1,300,000 shares of common stock are reserved and authorized for issuance upon the exercise of the options. Key employees and consultants of the Company are eligible to receive options under the Stock Option Plan. The

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

Stock Option Plan is administered by the compensation committee of the board of directors. Options granted under the Stock Option Plan may be either “nonqualified stock options” or “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended. All options were granted at an exercise price equal to the estimated fair value of the common stock at the dates of grant as determined by the board of directors based on equity transactions and other analyses. The options expire 10 years from the date of grant.

In October 2000, the Company adopted the 2000 Equity Incentive Plan (the 2000 Option Plan). In connection with the 2000 Option Plan, an additional 1,000,000 shares are reserved and authorized for issuance upon the exercise of options. Employees, directors and consultants are eligible to receive options under the 2000 Option Plan. Options granted under the 2000 Option Plan may be awarded through “incentive stock options,” “nonstatutory stock options,” “stock bonuses” or the rights to acquire restricted stock. All options were granted at an exercise price equal to the estimated fair value of the common stock at the date of grant as determined by the board of directors, as discussed above. The options expire 10 years from the date of grant. All outstanding options immediately vested on June 28, 2002 pursuant to a “change of control provision” in the Option Plans.

A summary of the status of the Company’s Stock Option Plan as of June 28, 2002, is presented in the following table:

	Number of Shares	Weighted- Average Exercise Price
Outstanding, beginning of period	1,916,540	$3.31
Granted	15,500	1.5
Exercised	(703,230)	1.5
Canceled	(20,720)	4.36

Outstanding, June 28, 2002	1,208,090	$4.32

Shares exercisable	1,208,090
Weighted-average fair value of options granted during the year	$1.50

The following table summarizes information about stock options outstanding and exercisable as of June 28, 2002:

Exercise Price	Number Outstanding and Exercisable	Weighted-Average Exercise Price
$1.50	352,040	$1.50
$5.00	451,000	$5.00
$6.00	405,050	$6.00

As of June 28, 2002 the remaining weighted-average contractual life of the outstanding options was zero years due to the purchase of the Company, as further discussed in Note 10.

9. Commitments and Contingencies

Operating Leases

The Company leases office space and other assets for varying periods. Leases that expire are generally expected to be renewed or replaced by other leases.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

Future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 28, 2002, are as follows:

2002	$138,000
2003	277,000
2004	59,000
2005	58,000
2006	58,000
2007 and thereafter	804,000

Total minimum lease payments	$1,394,000

Total rental expense for all operating leases was approximately $138,000 for the period from January 1, 2002 to June 28, 2002.

Legal Proceedings

In the normal course of business, the Company is subject to various litigation; however, in management’s opinion, there are no legal proceedings pending against the Company which would have a material adverse effect on the financial position, results of operations or liquidity of the Company.

10. Employee Benefit Plan

The Company has a 401(k) plan for its employees. All employees who are at least 18 years old are eligible to participate in the 401(k) plan. The plan provides for discretionary matching by the Company. During 2002, the Company made discretionary matching cash contributions to the plan of approximately $141,000.

11. Related Party Transactions

The Company purchased telephony access from Grande Communications Networks, Inc. (a related party due to board of directors in common) during the period between January 1, 2002 and June 28, 2002 of approximately $2,061,000.

12. Subsequent Event

The Company was purchased by Grande Communications ClearSource Inc., a subsidiary of Grande Communications Holdings, Inc., on June 28, 2002. The acquisition was a stock for stock transaction in which holders of ClearSource, Inc. shares received 114,698,442 and 7,999,099 shares of Grande Communications Holdings, Inc. Series E and Series F shares at a stated value of $1.30 and $2.50, respectively.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

This report is a copy of a previously issued Arthur Andersen LLP report and has not been reissued by Arthur Andersen LLP.

To the Stockholders and Board of Directors of

ClearSource, Inc.:

We have audited the accompanying balance sheets of ClearSource, Inc. (a Delaware corporation), as of December 31, 2001 and 2000, and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ClearSource, Inc., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Austin, Texas

February 22, 2002

CLEARSOURCE, INC.

BALANCE SHEETS—DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS
Current assets:
Cash and cash equivalents	$24,928,988	$20,815,661
Accounts receivable, net	1,315,863	710,434
Prepaid expenses and other	80,474	165,710

Total current assets	26,325,325	21,691,805
Property, plant and equipment, net	97,211,558	81,174,995
Other, net	732,644	704,377

Total assets	$124,269,527	$103,571,177

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligations	$23,313	$20,454
Accounts payable	2,319,860	6,236,470
Accrued expenses and other	4,669,432	6,221,710

Total current liabilities	7,012,605	12,478,634

Capital lease obligations, net of current portion	20,102	41,736

Commitments and contingencies (Note 4)
Stockholders’ equity:
Series A convertible preferred stock, $.01 par value per share; 7,098,335 shares authorized, 7,098,335 shares issued and outstanding	70,983	70,983
Series B convertible preferred stock, $.01 par value per share; 12,606,975 shares authorized, 12,606,975 shares and 7,021,412 shares issued and outstanding, respectively	126,070	70,213
Common stock, $.01 par value per share; 23,961,032 shares authorized, 1,018,347 shares and 1,005,722 shares issued and outstanding, respectively	10,183	10,057
Additional paid-in capital	169,360,180	113,546,843
Accumulated deficit	(52,330,596)	(22,647,289)

Total stockholders’ equity	117,236,820	91,050,807

Total liabilities and stockholders’ equity	$124,269,527	$103,571,177

The accompanying notes are an integral part of these financial statements.

CLEARSOURCE, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2001 and 2000

	2001	2000
Operating revenues	$12,134,331	$2,244,540

Operating expenses:
Cost of services	5,842,182	1,041,539
Selling, general and administrative	17,664,548	13,652,453
Write-down of assets	6,628,592	—
Depreciation and amortization	12,481,332	3,959,809

Total operating expenses	42,616,654	18,653,801

Operating loss	(30,482,323)	(16,409,261)

Other income (expense):
Interest income	810,128	1,026,199
Interest expense	(4,684)	(6,986)
(Loss) gain on disposal of assets	(6,428)	5,519

Total other income (expense)	799,016	1,024,732

Net loss	$(29,683,307)	$(15,384,529)

The accompanying notes are an integral part of these financial statements.

CLEARSOURCE, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ended December 31, 2001 and 2000

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, December 31, 1999	1,006,972	$10,070	4,419,481	$44,194	$37,529,965	$(7,262,760)	$30,321,469
Issuance of series A convertible preferred stock	—	—	5,200,249	52,002	31,149,492	—	31,201,494
Exercise of common stock options	17,500	175	—	—	26,075	—	26,250
Issuance of series B convertible preferred stock, net of related offering expenses of $2,796	—	—	4,500,017	45,000	44,952,373	—	44,997,373
Repurchase of common stock	(18,750)	(188)	—	—	(111,062)	—	(111,250)
Net loss	—	—	—	—	—	(15,384,529)	(15,384,529)

Balance, December 31, 2000	1,005,722	10,057	14,119,747	141,196	113,546,843	(22,647,289)	91,050,807
Issuance of series B convertible preferred stock, net of related offering expenses of $5,248	—	—	5,585,563	55,857	55,794,525	—	55,850,382
Exercise of common stock options	12,625	126	—	—	18,812	—	18,938
Net loss	—	—	—	—	—	(29,683,307)	(29,683,307)

Balance, December 31, 2001	1,018,347	$10,183	19,705,310	$197,053	$169,360,180	$(52,330,596)	$117,236,820

The accompanying notes are an integral part of these financial statements.

CLEARSOURCE, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:
Net loss	$(29,683,307)	$(15,384,529)
Adjustments to reconcile net loss to net cash used in operating activities—
Write-down on assets	6,628,592	—
Depreciation and amortization	12,481,332	3,959,809
Reserve for bad debts	46,042	161,889
Loss (gain) on disposal of assets	6,428	(5,519)
Changes in current assets and liabilities—
Accounts receivable	(651,471)	(848,769)
Prepaid expenses and other	85,236	(37,687)
Accounts payable	(3,916,610)	4,300,311
Accrued expenses and other	(1,552,278)	5,632,746

Total adjustments	13,127,271	13,162,780

Net cash used in operating activities	(16,556,036)	(2,221,749)

Cash flows from investing activities:
Purchases of property, plant and equipment	(35,440,739)	(71,482,277)
Proceeds from asset disposal	360,715	—
Franchise cost expenditures, deposits and other	(101,158)	(418,712)

Net cash used in investing activities	(35,181,182)	(71,900,989)

Cash flows from financing activities:
Payment of capital lease obligations	(18,775)	(16,473)
Proceeds from issuance of common stock	18,938	26,250
Repurchase of common stock	—	(111,250)
Proceeds from issuance of preferred stock, net of related offering expenses	55,850,382	76,198,867

Net cash provided by financing activities	55,850,545	76,097,394

Net increase in cash and cash equivalents	4,113,327	1,974,656
Cash and cash equivalents, beginning of year	20,815,661	18,841,005

Cash and cash equivalents, end of year	$24,928,988	$20,815,661

Supplemental disclosure of noncash financing activities:
Cash paid for interest	$4,684	$6,986

The accompanying notes are an integral part of these financial statements.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

1. Organization and Nature of Business:

ClearSource, Inc. (the Company), owns and operates advanced broadband networks and provides residential and business customers broadband communication services, including analog and digital cable television, local and long-distance telephone, and high-speed Internet access, to various markets throughout the state of Texas.

The Company has experienced operating losses since inception as its focus has been on building and expanding its advanced broadband communications networks and on providing communication services to new and existing markets. The Company expects to continue to focus on increasing its customer base and expanding its broadband operations. Accordingly, the Company expects that it will continue to experience operating losses. While management believes that the Company’s operations will result in profitability, there can be no assurance that growth in the Company’s revenue or customer base will continue or that the Company will be able to achieve or sustain profitability and/or positive cash flow. During 2001, the Company received in cash the final amounts currently committed under its preferred stock offerings (see Note 6), and there is no certainty that additional financing can be obtained. Until the Company establishes adequate positive cash flow, additional financing would be required for the Company to build networks in new markets in Texas. Since such financing is not currently available, the Company is no longer building networks in new markets and has significantly reduced its expenditures for network expansion activities in existing markets.

2. Summary of Significant Accounting Policies:

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset, commencing when the asset is installed or placed in service. Maintenance, repairs and renewals are charged to expense as incurred. The cost and accumulated depreciation of property, plant and equipment disposed of are removed from the related accounts, and any gain or loss is included in or deducted from income.

Inventories are valued at the lower of cost or market (determined on a weighted average basis) and include customer premise equipment and certain plant construction materials. These items are transferred to cable system and installation equipment when installed.

Realization of Long-Lived Assets

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.”

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

Accordingly, in the event that facts and circumstances indicate that property and equipment or other assets may be impaired, an evaluation of the recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if an impairment of such property is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value.

For the year ended December 31, 2001, the Company recorded a total of approximately $6.6 million in impairment charges. Approximately $5.3 million was for the difference between the fair value of impaired property and its carrying value, and approximately $1.3 million was due to the write-down of excess inventory that will not be used in future construction. The Company decided during 2001 to indefinitely defer the build-out of its network operations in Amarillo, Texas, and Temple, Texas. As a result, the Company wrote off approximately $5.3 million in property and equipment, primarily consisting of work in process, which will provide no future benefit to the Company. Such write-off was net of the fair value of the Company’s building in Amarillo, Texas, which was completed during 2001.

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes a single accounting model, based upon the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. SFAS No. 144 broadens the presentation of discontinued operations to include more disposal transactions and also provides additional implementation guidance for SFAS No. 121. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company anticipates adopting SFAS No. 144 effective January 1, 2002, and management does not expect the adoption to have a material impact on the Company’s financial position and results of operations.

Revenue Recognition

Certain revenues derived from local telephone, Internet and cable services are billed monthly in advance and recognized the following month when services are provided. Revenues derived from long distance services are recognized monthly as services are provided. Installation fees and related expenses are deferred and amortized over the average customer life of three years.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising expenses incurred for the years ended December 31, 2001 and 2000, were approximately $595,000 and $423,000, respectively.

Income Taxes

The Company utilizes the liability method of accounting for income taxes, as set forth in SFAS No. 109, “Accounting for Income Taxes.” Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. See Note 5.

Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and capital lease obligations approximate fair value due to the short-term nature of the instruments.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

Sources of Supplies

The Company attempts to maintain multiple vendors for each required product. If the vendors are unable to meet the Company’s needs as it builds out its network infrastructure, then delays and increased costs in the expansion of the Company’s network infrastructure could result, which would adversely affect operating results.

3. Detail of Certain Balance Sheet Accounts:

Accounts Receivable

Accounts receivable as of December 31, 2001 and 2000, consist of the following:

	2001	2000
Trade receivables	$1,525,189	$873,718
Less—Allowance for doubtful accounts	(209,326)	(163,284)

	$1,315,863	$710,434

Property, Plant and Equipment

Property, plant and equipment as of December 31, 2001 and 2000, consist of the following:

	Estimated Useful Life	2001	2000
Cable system and installation equipment	3-10 years	$89,408,051	$58,900,553
Test and office equipment	3-7 years	7,912,112	7,054,260
Automobiles and trucks	5 years	2,106,830	2,449,028
Land	—	1,145,407	1,145,407
Buildings	25 years	9,224,026	5,227,188
Leasehold improvements	5 years	64,433	64,433
Inventory	—	3,236,192	10,678,612

		113,097,051	85,519,481
Less—Accumulated depreciation		(15,885,493)	(4,344,486)

Property, plant and equipment, net		$97,211,558	$81,174,995

Capital leases of approximately $91,000 are included in automobiles and trucks as of December 31, 2001 and 2000. Depreciation expense was approximately $12,430,000 and $3,899,000 for the years ended December 31, 2001 and 2000, respectively.

4. Commitments and Contingencies:

Operating Leases

The Company leases office space and other assets for varying periods. Leases that expire are generally expected to be renewed or replaced by other leases.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

Future minimum rental payments required under the operating leases that have noncancelable lease terms in excess of one year as of December 31, 2001, are as follows:

2002	$292,350
2003	287,800
2004	61,700
2005	50,400
2006 and thereafter	735,000

Total minimum lease payments	$1,427,250

Total rental expense for all operating leases was approximately $313,000 and $282,000 for the years ended December 31, 2001 and 2000, respectively.

Capital Lease Obligations

The Company leases certain vehicles under capital lease arrangements. The minimum lease payments under capital leases as of December 31, 2001, are as follows:

2002	$23,460
2003	22,078

Total minimum lease payments	45,538
Less—Amount representing interest	(2,123)

Present value of net minimum lease payments, including current maturities of $23,313	$43,415

Other Commitments

In January 1999, the Company entered into an agreement with a third party to obtain certain software for customer billing, software support and billing services. The agreement requires the Company to pay minimum monthly fees, which aggregate to the following annual amounts:

2002	$187,500
2003	187,500
2004	187,500

The agreement terminates on December 31, 2004, but will automatically extend for additional one-year terms, unless either party provides six months’ notice.

Legal Proceedings

In the normal course of business, the Company is subject to various litigation; however, in management’s opinion, there are no legal proceedings pending against the Company which would have a material adverse effect on the financial position, results of operations or liquidity of the Company.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

Employment Agreement

Subsequent to year-end, the Company established a retention bonus plan for certain key employees that provides for a bonus payment in the event of a change in control. The maximum commitment under the plan is approximately $1.5 million and the plan expires on December 31, 2002.

5. Income Taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets and liabilities as of December 31, 2001 and 2000, are as follows:

	2001	2000
Deferred tax assets—
Deferred start-up costs	$962,661	$1,283,448
Write-down on assets	2,253,721	—
Net operating loss carryforward	15,584,221	6,069,989
Other	145,067	195,715

Total deferred tax assets	18,945,670	7,549,152
Deferred tax liability—
Depreciation	(1,292,029)	—
Less—Valuation allowances	(17,653,641)	(7,549,152)

Net deferred tax asset	$—	$—

The Company has available, as of December 31, 2001, an unused net operating loss carryforward totaling approximately $45.8 million which begins expiring in 2019, unless utilized. Deferred start-up costs represent costs incurred during the formation and start-up phase of the Company. Such costs were deferred for tax purposes and are being amortized over a period of five years. Management has recorded a valuation allowance against its otherwise recognizable deferred tax assets due to uncertainties regarding the realization of these assets.

A reconciliation of the income tax provision computed at statutory tax rates to the income tax provision for the years ended December 31, 2001 and 2000, is as follows:

	2001		2000
	Amount	Percentage	Amount	Percentage
Income tax benefit at statutory rate	$10,092,324	34.0%	$5,230,740	34.0%
Other	12,165	—	(6,093)	—
Change in deferred tax valuation allowance	(10,104,489)	(34.0)	(5,224,647)	(34.0)

	$—	—%	$—	—%

No cash was paid for income taxes during 2001 or 2000.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

6. Capital Stock:

Preferred Stock

The Company’s $.01 par value preferred stock may be issued from time to time in one or more series as determined by the Company’s board of directors. As of December 31, 2000, the Company had 7,098,335 shares of authorized preferred stock designated as Series A (Series A Preferred Stock) and 12,606,975 of authorized preferred stock designated as Series B (Series B Preferred Stock).

In connection with an offering of preferred stock during 1998, the Company obtained commitments for the sale of 7,098,335 shares of its Series A Preferred Stock at $6.00 per share, or approximately $42.6 million. From 1998 through 2000, the Company completed a total of six closings in connection with this offering and issued all authorized Series A shares resulting in total proceeds of approximately $42.6 million. As a result, there are no further commitments outstanding related to Series A Preferred Stock. During 1999, the Company obtained commitments for sale of all 12,606,975 shares of its Series B Preferred Stock at $10 per share, or approximately $126.1 million. During 1999, the Company completed two closings in connection with this offering and issued 2,521,395 shares resulting in total proceeds of approximately $25.2 million. During 2000, the Company completed two additional closings and issued 4,500,017 shares, resulting in proceeds of approximately $45.0 million. During 2001, the Company closed its Series B Preferred Stock through two additional closings, resulting in total proceeds of approximately $55.9 million.

The Series A and Series B Preferred Stock is convertible into common stock at any time at the option of the holder. The number of shares of common stock into which the Series A and Series B Preferred Stock is convertible is based on a conversion price which initially provides for the conversion of one share of Series A or Series B Preferred Stock to one share of common stock. Should the Company sell any shares of its common stock at a price less than $6.00 per share, the conversion rate for the Series A Preferred Stock increases based on a formula, which results in the holders of the Series A Preferred Stock obtaining the number of shares of common stock they would have obtained upon conversion had they purchased the Series A Preferred Stock at the lesser amount per share. With respect to the conversion of the Series B Preferred Stock, the conversion rate takes into account a ratio of the Series B Preferred Stock price to the Series A Preferred Stock price, and that ratio is then applied to the same formula for determining the Series A Preferred Stock conversion to common stock.

The Series A and Series B Preferred Stock is entitled to participate equally in the payment of dividends, when and as declared by the board of directors, on an as-converted basis. Such stock also has voting rights on an as-converted basis. In addition, the vote of the holders of at least 51 percent of the Series A and Series B Preferred Stock is required for certain corporate actions, as follows: (a) amendment of the certificate of incorporation or bylaws, (b) authorization of additional shares of preferred stock, (c) any merger or acquisition, (d) any increase in the amount of common stock reserved for employee stock options in excess of certain percentages of the Company’s fully diluted common stock, (e) any redemption or repurchase of common stock held by officers of the Company, except for those done pursuant to agreements which permit the Company to repurchase such securities upon termination of employment and (f) the engagement of any transaction with an affiliate of the Company. The vote of the holders of at least 60 percent of the Series A and Series B Preferred Stock is required for any amendment to the certificate of incorporation or bylaws that adversely affects the voting powers, preferences or other special rights or privileges of such holders, or to declare or pay any dividend on, or make any other distribution to any shares of common stock or preferred stock.

Each share of Series A and Series B Preferred Stock converts automatically into shares of common stock based on the then-effective conversion price upon the closing of a public offering and sale of common stock in

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

which the price per share is at least $18 and $30, respectively, and the gross cash proceeds to the Company are at least $30 million and $50 million, respectively.

Common Stock

The Company has 23,961,032 shares of authorized $.01 par value common stock. As of December 31, 2001, 1,018,347 common stock were outstanding.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and vote together as one class with the holders of the Series A and Series B Preferred Stock. As and when dividends are declared or paid, whether in cash, property or stock of the corporation, the holders of common stock shall be entitled to participate in such dividends ratably on a per share basis. The right of the holders of common stock to receive dividends is subject to any provisions of any preferred stock then outstanding.

Stock Options

Under the Company’s 1998 amended stock option plan (the Stock Option Plan), as adopted in July 1998, 1,300,000 shares of common stock are reserved and authorized for issuance upon the exercise of the options. Key employees and consultants of the Company are eligible to receive options under the Stock Option Plan. The Stock Option Plan is administered by the compensation committee of the board of directors. Options granted under the Stock Option Plan may be either “nonqualified stock options” or “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended. All options were granted at an exercise price equal to the estimated fair value of the common stock at the dates of grant as determined by the board of directors based on equity transactions and other analyses. The options expire 10 years from the date of grant.

In October 2000, the Company adopted the 2000 Equity Incentive Plan (the 2000 Option Plan). In connection with the 2000 Option Plan, an additional 1,000,000 shares are reserved and authorized for issuance upon the exercise of options. Employees, directors and consultants are eligible to receive options under the 2000 Option Plan. Options granted under the 2000 Option Plan may be awarded through “incentive stock options,” “nonstatutory stock options,” “stock bonuses” or the rights to acquire restricted stock. All options were granted at an exercise price equal to the estimated fair value of the common stock at the date of grant as determined by the board of directors, as discussed above. The options expire 10 years from the date of grant.

During 1995, the FASB issued SFAS No. 123, “Accounting for Stock-Based Compensation,” which defines a fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Entities electing to remain with the accounting methodology required by APB Opinion No. 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

The Company has elected to account for its employee stock-based compensation plans under APB Opinion No. 25, under which no compensation cost has been recognized by the Company. However, the Company has computed, for pro forma disclosure purposes, the value of all options for shares of the Company’s common stock

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

granted to employees of the Company using the Black-Scholes pricing method and the following weighted-average assumptions in 2001 and 2000:

	2001	2000
Risk-free interest rate	4.61%	6.43%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%
Expected lives	6 years	6 years

If the Company had accounted for these plans in accordance with SFAS No. 123, the Company’s net loss for 2001 and 2000 would have increased as follows:

	As Reported	Pro Forma
2001	$(29,683,307)	$(30,139,178)
2000	(15,384,529)	(15,676,468)

A summary of the status of the Company’s Stock Option Plan as of December 31, 2001 and 2000, is presented in the following table:

	Shares Reserved	Outstanding		Exercisable
		Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Balance, December 31, 1999	414,400	884,350	$3.28	82,550	$1.50
Shares reserved	1,000,000	—	—	—	—
Granted	(255,400)	255,400	5.39	—	—
Options becoming exercisable	—	—	—	249,545	3.49
Exercised	—	(17,500)	1.50	(17,500)	1.50
Forfeited or canceled	104,550	(104,550)	4.25	(1,800)	1.50

Balance, December 31, 2000	1,263,550	1,017,700	3.74	312,795	3.09
Granted	(1,077,370)	1,077,370	3.08	—	—
Options becoming exercisable	—	—	—	230,313	3.43
Exercised	—	(12,625)	1.50	(12,625)	1.50
Forfeited or canceled	165,905	(165,905)	4.64	(48,288)	3.91

Balance, December 31, 2001	352,085	1,916,540	3.31	482,195	3.21

Additional information related to options outstanding as of December 31, 2001, is as follows:

Range of Exercise Price	Shares	Weighted Average Remaining Contractual Life
$1.50	1,046,640	8.87 years
$5.00-$6.00	869,900	8.45 years

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

7. 401(k) Plan:

The Company has established a 401(k) plan. All employees who are at least 18 years old are eligible to participate in the 401(k) plan. The Company matches 50 percent of the first 6 percent of each participant’s contribution. The Company made matching contributions of approximately $276,000 and $200,000 for the years ended December 31, 2001 and 2000, respectively.

$136,000,000

Grande Communications Holdings, Inc.

Offer To Exchange

14% Senior Secured Notes due 2011,

Which Have Been Registered Under the Securities Act,

For Any And All Outstanding

14% Senior Secured Notes due 2011

Interest Payable April 1 and October 1, Beginning on October 1, 2004

PROSPECTUS

Dated June 14, 2004